Filed by Rayonier Inc. and Rayonier Operating Company LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pope Resources, a Delaware limited partnership

Commission File No.: 1-6780

Date: 1/15/2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)

January 14, 2020

COMMISSION FILE NUMBER 1-6780

RAYONIER INC.

Incorporated in the State of North Carolina

I.R.S Employer Identification Number 13-2607329

1 Rayonier Way

Wildlight, Florida 32097

(Principal Executive Office)

Telephone Number: (904) 357-9100

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Exchange
Common Stock, $0.00 par value	RYN	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On January 14, 2020, Rayonier, Inc., a North Carolina corporation (“Rayonier”), and Rayonier Operating Company LLC, a Delaware limited liability company and a wholly owned subsidiary of Rayonier (“Opco”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pope Resources, a Delaware limited partnership (“Pope”), and its general partners, Pope MGP, Inc., a Delaware corporation (“MGP”), and Pope EGP, Inc., a Delaware corporation (“EGP”, together with MGP and Pope, the “Pope Entities”), pursuant to which Rayonier would acquire (1) all of the issued and outstanding shares of Pope through a merger of Pope and a wholly owned subsidiary of Opco (the “LP Merger”) and (2) all of the issued and outstanding shares of MGP and EGP through a merger of those entities and wholly owned subsidiaries of Rayonier (the “GP Mergers”).

Pursuant to the Merger Agreement, each unit representing limited partnership interests of Pope (the “Pope Units”) outstanding immediately prior to the effective time of the LP Merger will, at the option of its holder, have the right to elect for each Pope Unit and subject to proration as described below:

•	3.929 shares of Rayonier common stock (the “Stock Election Consideration”);

•	3.929 units of Opco (the “Opco Election Consideration”); or

•	$125.00 in cash (the “Cash Election Consideration”).

Holders of Pope Units who do not make a valid election will receive the Stock Election Consideration. The elections will be subject to proration to ensure that the aggregate amount of cash, on the one hand, and Rayonier common stock and Opco units, on the other hand, that are issued in the LP Merger would be equal to the amounts issued if every Pope Unit received 2.751 shares of Rayonier common stock or Opco units and $37.50 in cash. If Stock Election Consideration and Opco Election Consideration are oversubscribed as a result of the proration described in the prior sentence, then to reduce the effect of such proration, Rayonier can, in its discretion, add additional equity (and decrease the amount of cash) payable to the holders of Pope Units making the Stock Election Consideration and the Opco Election Consideration.

The Merger Agreement provides that, prior to the effective time of the LP Merger, Opco will be converted into a limited partnership under the name Rayonier Operating Partnership LP, and the Opco units will be convertible into cash based on the market price of Rayonier common shares or, at Rayonier’s option, exchanged for Rayonier common shares on a 1:1 basis following a 60-day notice period.

The Merger Agreement provides that each restricted Pope Unit granted under Pope’s equity compensation plans that is outstanding immediately prior to the effective time of the LP Merger will be converted into restricted shares of Rayonier common stock on substantially the same terms and conditions as were applicable to such restricted Pope Units.

Pursuant to the Merger Agreement, the holders of shares of MGP common stock and EGP common stock outstanding immediately prior to the effective time of the GP Mergers will be entitled to receive an aggregate of $10,000,000 in cash.

The consummation of the LP Merger and GP Mergers is subject to certain conditions, including (1) the approval of the transactions by a majority of the outstanding Pope Units, (2) the termination or expiration of any waiting period applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (3) the absence of any law, injunction or other legal restraint preventing or making illegal the consummation of the transactions contemplated by the Merger Agreement, (4) the effectiveness of a Registration Statement on Form S-4 registering the shares of Rayonier common stock and Opco units to be issued in connection with the LP Merger, (5) the approval for listing on the New York Stock Exchange of the shares of Rayonier common stock to be issued in connection with the LP Merger, (6) the accuracy of each party’s representations and warranties and compliance by each party with its covenants under the Merger Agreement, subject to certain materiality qualifications and exceptions and (7) the receipt of certain legal opinions by Rayonier and Pope.

The board of directors of MGP (the “Pope Board”) has unanimously recommended that holders of Pope Units vote to approve the LP Merger, and the Pope Entities have agreed not to solicit alternative transactions from third parties, to provide non-public information to third parties or to engage in discussions with third parties regarding alternative transactions, subject to customary exceptions.

The Merger Agreement contains certain termination rights for Rayonier and Pope. If the Merger Agreement is terminated under specified circumstances, including with respect to a change of the recommendation of the Pope Board, Pope will pay Rayonier a termination fee equal to $20,000,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

A copy of the Merger Agreement has been included as an exhibit hereto to provide investors with information regarding its terms. It is not intended to provide any other factual information about Rayonier or Pope. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of Rayonier and Pope to each other in connection with the signing of the Merger Agreement or in filings of the parties with the Securities and Exchange Commission (“SEC”). These confidential disclosure letters have not been filed herewith and contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between Rayonier and Pope rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterization of the actual state of facts about Rayonier or Pope.

Voting Agreements

On January 14, 2020, in connection with the execution of the Merger Agreement, Rayonier entered into voting and support agreements (the “Voting Agreements”) with Emily T. Andrews 1987 Revocable Trust, Gordon Andrews, Gordon Pope Andrews Separate Property Revocable Trust U/T/D 5/9/2013, PT Pope Properties LLC, PMG Family Limited Partnership and Maria M. Pope (collectively, the “Andrews and Pope Stockholders”), which collectively beneficially own approximately 16% of the outstanding Pope Units. The Voting Agreements require, subject to the terms and conditions thereof, the Andrews and Pope Stockholders to vote their shares of Pope Units in favor of the transactions contemplated by the Merger Agreement.

The foregoing description of the Voting Agreements and the transactions contemplated thereby are only a summary, and are subject to and qualified in their entirety by reference to those agreements, copies of which are filed with this Current Report on Form 8-K as Exhibits 10.1 and 10.2 and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of January 14, 2020, by and among Rayonier Inc., Rayonier Operating Company LLC, Pacific GP Merger Sub I, LLC, Pacific GP Merger Sub II, LLC, Pacific LP Merger Sub III, LLC, Pope Resources, a Delaware limited partnership, Pope MGP, Inc. and Pope EGP, Inc.*

10.1	Voting and Support Agreement, dated as of January 14, 2020 by and among Rayonier Inc, PT Pope Properties LLC, PMG Family Limited Partnership and Maria M. Pope.

10.2	Voting and Support Agreement, dated as of January 14, 2020 by and among Rayonier Inc, Emily T. Andrews 1987 Revocable Trust, Gordon Andrews and Gordon Pope Andrews Separate Property Revocable Trust U/T/D 5/9/2013.

99.1	Press release, dated January 15, 2020

99.2	Investor Presentation, dated as of January 15, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Rayonier agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Rayonier and Pope operate and beliefs of and assumptions made by Rayonier’s management and Pope’s management, involve uncertainties that could significantly affect the financial or operating results of Rayonier, Pope or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the proposed transaction involving Rayonier and Pope, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to (i) the expected benefits of the proposed transaction to stockholders, employees and other constituents of the combined company, (ii) the expected synergies and other cost savings as a result of completion of the proposed transaction, (iii) the expected timetable for completing the proposed transaction or integration of the two companies, (iv) the general economic conditions in the geographic areas where Rayonier or Pope operate, (v) creating value for stockholders, (vi) changes in timber prices, (vii) changes in sales or contribution volume of developed properties and (viii) the availability of capital to finance the proposed transaction are each forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The following important factors, among others, could cause actual results or events to differ materially from those expressed in forward-looking statements that may have been made in this document: risks associated with achieving expected synergies and other costs savings; risks associated with the ability to complete the proposed transaction on the terms contemplated or at all; and the expected timing of the closing of the proposed transaction; the ability to successfully integrate our operations and employees following the closing of the proposed transaction; the cyclical and competitive nature of the industries in which we operate; fluctuations in demand for, or supply of, our forest products and real estate offerings; entry of new competitors into our markets; changes in global economic conditions and world events; fluctuations in demand for our products in Asia, and especially China; the uncertainties of potential impacts of climate-related initiatives; the cost and availability of third party logging and trucking services; the geographic concentration of a significant portion of our timberland; our ability to identify, finance and complete timberland acquisitions; changes in environmental laws and regulations regarding timber harvesting, delineation of wetlands, and endangered species, that may restrict or adversely impact our ability to conduct our business, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires, which can adversely affect our timberlands and the production, distribution and availability of our products; interest rate and currency movements; our capacity to incur additional debt; changes in tariffs, taxes or treaties relating to the import and export of our products or those of our competitors; changes in key management and personnel; our ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust and changes in tax laws that could adversely affect beneficial tax treatment; the cyclical nature of the real estate business generally; a delayed or weak recovery in the housing market; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, especially in Florida, which also may be affected by changes in law, policy and political factors beyond our control; unexpected delays in the entry into or closing of real estate transactions; changes in environmental laws and regulations that may restrict or adversely impact our ability to sell or develop properties; the timing of construction and availability of public infrastructure; and the availability of financing for real estate development and mortgage loans; the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Rayonier or Pope; the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction; those additional risks and factors discussed in reports filed with the SEC by Rayonier and Pope from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, Rayonier disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Rayonier and its subsidiary, Rayonier Operating Company LLC, will file with the SEC a registration statement on Form S-4 to register the shares of Rayonier common stock and units representing partnership interests in ROC to be issued in connection with the LP Merger. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of Pope seeking their approval of the merger-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAYONIER, POPE AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Rayonier at its website, www.rayonier.com, or from Pope at its website, www.poperesources.com. Documents filed with the SEC by Rayonier will be available free of charge by accessing Rayonier’s website at www.rayonier.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Rayonier at 1 Rayonier Way, Wildlight, FL 32097, and documents filed with the SEC by Pope will be available free of charge by accessing Pope’s website at www.poperesources.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Pope at 19950 Seventh Avenue NE, Suite 200, Poulsbo, WA 98370.

PARTICIPANTS IN THE SOLICITATION

Rayonier and Pope and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pope in respect of the proposed transaction under the rules of the SEC. Information about Pope’s directors and executive officers is available in Pope’s Annual Report on Form 10-K and certain of its Current Reports on Form 8-K. Information about Rayonier’s directors and executive officers is available in Rayonier’s proxy statement dated April 1, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Rayonier or Pope using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYONIER INC.

By:	/s/ Mark R. Bridwell
Name:	Mark R. Bridwell
Title:	Vice President, General Counsel and Corporate Secretary

Dated: January 15, 2020

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

RAYONIER INC.,

RAYONIER OPERATING COMPANY LLC,

PACIFIC GP MERGER SUB I, LLC,

PACIFIC GP MERGER SUB II, LLC,

PACIFIC LP MERGER SUB III, LLC,

POPE RESOURCES, A DELAWARE LIMITED PARTNERSHIP,

POPE MGP, INC.

and

POPE EGP, INC.

DATED AS OF JANUARY 14, 2020

5.21	Insurance	53
5.22	State Takeover Statutes	53
5.23	Partnership Unitholder Approval	53
5.24	Financial Advisors	53
5.25	Opinion of the Financial Advisor	53
5.26	No Other Representations and Warranties	54

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES		55
6.1	Organization, General Authority and Standing	55
6.2	Capitalization	56
6.3	Power, Authority and Approvals of Transactions	56
6.4	Equity Interests in other Entities.	57
6.5	Tax Matters	57
6.6	No Violations or Defaults	59
6.7	Consents and Approvals	59
6.8	Financial Reports and Parent SEC Documents	59
6.9	Internal Controls and Procedures	60
6.10	Absence of Undisclosed Liabilities	61
6.11	Absence of Certain Changes or Events	61
6.12	Compliance with Applicable Law; Permits	61
6.13	Litigation	62
6.14	Information Supplied	62
6.15	Financial Advisors	62
6.16	Operations of Merger Subsidiaries	62
6.17	Availability of Funds	62
6.18	No Other Representations and Warranties	62

ARTICLE VII COVENANTS		64
7.1	Consummation of the Transactions	64
7.2	Registration Statement; Partnership Proxy Statement	65
7.3	Alternative Proposals; Change in Recommendation by the Partnership	66
7.4	Access to Information; Confidentiality	71
7.5	Public Statements	72
7.6	Confidentiality	72
7.7	Takeover Laws	72
7.8	Parent Common Stock Listed	73
7.9	Third-Party Approvals	73
7.10	Indemnification; Directors’ and Officers’ Insurance	73
7.11	Notification of Certain Matters	76
7.12	Section 16 Matters	76
7.13	Employee Matters	76
7.14	Transaction Litigation	78
7.15	Dividend Coordination	78
7.16	GP Written Consents	78
7.17	Financing	78
7.18	Tax Matters	80

7.19	Voting Matters.	83
7.20	Amended Parent Opco Limited Partnership Agreement; Parent Opco Tax Protection Agreement.	83
7.21	Cash Distributions	83
7.22	Obligations of Parent Entities	84
7.23	Pre-Closing Distribution of Partnership Units	84

ARTICLE VIII CONDITIONS TO CONSUMMATION OF THE MERGER		84
8.1	Mutual Closing Conditions	84
8.2	Additional Partnership Conditions to Closing	85
8.3	Additional Parent Conditions to Closing	85

ARTICLE IX TERMINATION		87
9.1	Termination of Agreement	87
9.2	Procedure Upon Termination	88
9.3	Effect of Termination	88
9.4	Termination Fee	88

ARTICLE X MISCELLANEOUS		91
10.1	Expenses	91
10.2	Amendment or Supplement; Actions under this Agreement	91
10.3	Counterparts	91
10.4	Governing Law	91
10.5	Notices	91
10.6	Assignment	93
10.7	Entire Understanding; No Third-Party Beneficiaries	93
10.8	Severability	94
10.9	Jurisdiction	94
10.10	Waiver of Jury Trial	94
10.11	No Recourse	95
10.12	Specific Performance	95
10.13	Survival	95
10.14	No Recourse to Financing Sources	95

Exhibits:

Exhibit A: Support Agreement
Exhibit B: Form of Amended Parent Opco Limited Partnership Agreement
Exhibit C: Form of Tax Protection Agreement
Exhibit D: Form of GP Written Consent

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 14, 2020 (this “Agreement”), is by and among Rayonier Inc., a North Carolina corporation (“Parent”), Rayonier Operating Company LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Parent Opco”), Pacific GP Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub 1”), Pacific GP Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2”), Pacific LP Merger Sub III, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent Opco (“Merger Sub 3”, with Merger Sub 1 and Merger Sub 2, the “Merger Subsidiaries,” and together with Parent and Parent Opco, the “Parent Entities”), Pope Resources, a Delaware limited partnership (the “Partnership”), Pope MGP, Inc., a Delaware corporation and the managing limited partner of the Partnership (“MGP” ), and Pope EGP, Inc., a Delaware corporation and the equity general partner of the Partnership (“EGP” and, with the Partnership and MGP, the “Partnership Entities”).

RECITALS

WHEREAS, the parties intend, subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DRULPA and the DLLCA, for the Partnership Entities to become direct or indirect subsidiaries of Parent through the following transactions: (a) MGP shall merge with and into Merger Sub 1, with Merger Sub 1 surviving as a wholly owned subsidiary of Parent (“GP Merger 1”); (b) EGP shall merge with and into Merger Sub 2, with Merger Sub 2 surviving as a wholly owned subsidiary of Parent (“GP Merger 2” and together with GP Merger 1, the “GP Mergers”); and (c) Merger Sub 3 shall merge with and into the Partnership, with the Partnership surviving as a subsidiary of Parent Opco (“LP Merger” and together with the GP Mergers, the “Mergers” );

WHEREAS, the Board of Directors of MGP (the “Partnership Board”) has established a special committee consisting of independent and disinterested directors (the “Special Committee”) and has empowered the Special Committee to, among other things, consider, negotiate and oversee the Transactions as it relates to the Partnership’s unitholders on behalf of and acting solely in the interests of the Unaffiliated Partnership Unitholders;

WHEREAS, the Partnership Board has resolved that the consummation of the Transactions shall be irrevocably conditioned on (i) approval of the Special Committee, (ii) approval of a majority of the members of the Partnership Board who are not interested in the Transactions as contemplated by Section 3.8 of the Existing Partnership Agreement, and (iii) the Partnership Unitholder Approval, and the conditions set forth in clauses (i) and (ii) have both been satisfied;

WHEREAS, the Special Committee has (i) determined that the execution, delivery and performance of this Agreement by the Partnership and the consummation of the Transactions by the Partnership are advisable to and in the best interests of the Partnership and the Unaffiliated Partnership Unitholders, (ii) approved the consummation by the Partnership of the Transactions, (iii) recommended that the Partnership Board approve this Agreement and the consummation by the Partnership of the Transactions, and (iv) determined that MGP (or a Person designated by MGP) serve as the Limited Partner of record for all Partnership Units held by Assignees and to vote such Partnership Units as may be directed by the Assignee holding such Partnership Units (in the case where such Assignee gives such a direction but does not elect to become a Limited Partner);

WHEREAS, the Partnership Board, acting on the recommendation of the Special Committee, has unanimously (i) determined that the execution, delivery and performance of this Agreement by the Partnership and the consummation by the Partnership of the Transactions are advisable to and in the best interests of the Partnership, (ii) duly authorized and approved the execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the Transactions (which approval constitutes MGP’s separate concurrence as contemplated under the Existing Partnership Agreement), (iii) elected to have MGP (or a Person designated by MGP) serve as the Limited Partner of record for all Partnership Units held by Assignees and to vote such Partnership Units as may be directed by the Assignee holding such Partnership Units (in the case where such Assignee gives such a direction but does not elect to become a Limited Partner), (iv) recommended that the Partnership’s unitholders approve this Agreement and the Transactions and (v) resolved to submit this Agreement to a vote at a Partnership Meeting and recommend approval of this Agreement by the Partnership’s unitholders;

WHEREAS, the Partnership Board has unanimously (a) determined that this Agreement and GP Merger 1 are advisable to and in the best interests of MGP and the stockholders of MGP, and (b) approved this Agreement and the transactions contemplated hereby, including GP Merger 1;

WHEREAS, the Board of Directors of EGP has unanimously (a) determined that this Agreement and GP Merger 2 is advisable to and in the best interests of EGP and the stockholders of EGP, and (b) approved this Agreement and the transactions contemplated hereby, including GP Merger 2;

WHEREAS, each of the Board of Directors of Parent (the “Parent Board”) and the sole managing member of Parent Opco has (a) determined that the execution, delivery and performance of this Agreement by Parent and Parent Opco and the consummation by Parent and Parent Opco of the Transactions are advisable to and in the best interests of Parent and Parent Opco, respectively, and their respective equity holders, and (b) authorized and approved the execution, delivery and performance by Parent and Parent Opco of this Agreement and the consummation by Parent and Parent Opco of the Transactions;

WHEREAS, Parent, in its capacity as sole member of Merger Sub 1 and Merger Sub 2, has duly authorized and approved the execution, delivery and performance by Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation by Merger Sub 1 and Merger Sub 2 of the Transactions;

WHEREAS, Parent Opco, in its capacity as sole member of Merger Sub 3, has duly authorized and approved the execution, delivery and performance by Merger Sub 3 of this Agreement and the consummation by Merger Sub 3 of the Transactions;

WHEREAS, as a condition to the Parent Entities’ willingness to enter into this Agreement, certain holders of the issued and outstanding Partnership Units have entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Support Agreement”), pursuant to which, among other things, they have agreed to vote to approve this Agreement and take certain other actions in furtherance of the Mergers, in each case on the terms and subject to the conditions provided for in the Support Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) Parent Opco shall be treated as a continuation of the Partnership, consistent with the principles of Treasury Regulation Section 1.708-1(a), including with respect to the receipt of Parent Opco Units by holders of Partnership Units; (b) each Partnership Unit that is converted into the Regular Consideration shall be treated as a taxable sale by the holders of such Partnership Units to Parent in accordance with Section 741 of the Internal Revenue Code of 1986, as amended (the “Code”); and (c) Parent shall be treated as contributing all of its assets (other than the interests in the Partnership it acquired directly from holders of Partnership Units in the taxable exchange) and certain of its liabilities to the Partnership in a transaction described in Section 721 of the Code.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise.

“Affiliated Partnership Unitholders” means (a) MGP, EGP, the holders of MGP Common Stock, the holders of EGP Common Stock, and their respective Affiliates and (b) the Parent Entities and their respective Affiliates.

“Assignee” means a holder of Partnership Units who has not been admitted as a Limited Partner in accordance with the Existing Partnership Agreement.

“Business Day” means any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of New York, New York, Jacksonville, Florida or Seattle, Washington.

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by and between Parent and the Partnership, dated as of October 11, 2019.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“EGP Common Stock” means the common stock, no par value, of EGP.

“EGP Representations” means, collectively, the representations and warranties set forth in Article V exclusively relating to EGP (including its businesses, operations, assets and liabilities) or, in the case of representations and warranties relating to EGP (including its businesses, operations, assets and liabilities) and one or more other Persons, the portion of such representations and warranties to the extent relating to EGP (including its businesses, operations, assets and liabilities).

“EGP Stockholder Approval” means the affirmative vote of holders of a majority of the outstanding shares of EGP Common Stock.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not covered by ERISA), and any other compensatory or employee benefit plan, program, policy, agreement, or arrangement, including, without limitation, any unit or share option, restricted unit or share, unit or share purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan or agreement, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and other employee benefit plan, agreement, arrangement, program or practice (in all cases, whether written or oral).

“Environmental Claim” means any and all administrative, regulatory or judicial suits, actions, other proceedings, demands, investigations, judgments, directives, Liens or written notices of noncompliance or violation by or from any Person alleging liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Material at any location or (B) the failure to comply with any Environmental Law or Environmental Permit.

“Environmental Law” means any Law relating to pollution, protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or the protection of natural resources, human health and worker safety (as it relates to the exposure to Hazardous Materials) or the protection of endangered or threatened species.

“Environmental Permit” means any franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority required under Environmental Laws for the operation of the Partnership’s businesses and the ownership, occupation or use of the Partnership Properties.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with the Partnership or Parent, as applicable, within the meaning of Section 414(b), (k) or (m) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Partnership Agreement” means the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 19, 2019, as further amended or restated in accordance with its terms.

“Fraud” means, with respect to a Party, actual fraud under Delaware Law involving a knowing and intentional misrepresentation of a fact, or omission of a fact, by such Party in the making of a representation or warranty by such Party set forth in Article V or Article VI, as the case may be, which misrepresentation or omission is material and upon which the Other Party claiming fraud has reasonably relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory).

“Fund Entities” means, collectively, (a) the Funds and (b) any Subsidiary of the Funds.

“Funds” means, collectively, (a) ORM Timber Fund II, Inc., a Delaware corporation, (b) ORM Timber Fund III, LLC, a Delaware limited liability company, (c) ORM Timber Fund III (Foreign) LLC, a Delaware limited liability company, and (d) ORM Timber Fund IV, LLC, a Delaware limited liability company.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any national, state, local, county, parish, tribal or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator or arbitral body, in each case that has jurisdiction over the Parent Entities or the Partnership Entities, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Hazardous Material” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, hazardous or toxic substances and any other chemical, material, substance or waste that is prohibited, limited or regulated due to its hazardous or toxic qualities under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property);

(b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person;

(c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(e) indebtedness of others as described in clauses (a) through (d) above in any manner guaranteed by such Person or for which it is or may become contingently liable;

but Indebtedness does not include accounts payable to trade creditors, or accrued expenses, arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Knowledge” means, in respect of the Partnership Entities, the actual knowledge after reasonable inquiry of the individuals listed in Section 1.1(a) of the Partnership Disclosure Letter and, in respect of the Parent Entities, the actual knowledge after reasonable inquiry of the individuals listed in Section 1.1 of the Parent Disclosure Letter.

“Law” means any federal, state, tribal or local law, rule, regulation, ordinance, code, judgment, settlement, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority, including common law.

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer, other than restrictions on transfer arising under securities laws), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“Limited Partner” means a holder of Partnership Units who has been admitted as an Original Limited Partner, an Additional Limited Partner or a Substituted Limited Partner (each as defined in the Existing Partnership Agreement) pursuant to the Existing Partnership Agreement.

“Material Adverse Effect” means, when used with respect to a Person, any change, event, development, circumstance, condition, occurrence or effect that, individually or in the aggregate, (i) would have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of such Person and its Subsidiaries, taken as a whole or (ii) would prevent or delay the consummation of the Merger(s) beyond the Outside Date on the terms provided in this Agreement, but none of the following changes, events, developments, circumstances, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred:

(a) changes in the general economic, financial, credit, securities or commodities markets, including prevailing interest rates or currency rates, or regulatory or political conditions;

(b) changes in general economic conditions in the any of the industries in which such Person or its Subsidiaries operates, including changes in timber prices or the prices of any other commodity;

(c) the outbreak or escalation of hostilities, the declaration of a national emergency or war, or the occurrence of any other calamity or crisis, including acts of terrorism;

(d) any hurricane, tornado, flood, earthquake or other natural disaster;

(e) the execution, announcement or performance of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, investors, employees or regulators, or any litigation arising from this Agreement or the Transactions (provided that this clause (e) shall not apply to (x) any representation or warranty set forth in Section 5.5 or Section 6.6 (it being understood that the occurrence of any litigation described in this clause (e) shall not in itself be a breach of Section 5.5 or Section 6.6) or (y) in the case of performance of this Agreement, performance of or compliance with Sections 4.1(a) or 4.2(a));

(f) any change in the market price or trading volume of the common units representing limited partner interests or common shares of such Person (it being understood and agreed that the exception in this clause (f) shall not preclude any Party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (if not otherwise excluded from the definition of a “Material Adverse Effect”) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(g) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (g) shall not preclude any Party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (if not otherwise excluded from the definition of a “Material Adverse Effect”) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(h) changes after the date hereof in any Laws or regulations applicable to such Person or applicable accounting regulations or the interpretations thereof, or enforcement of any of the foregoing;

(i) the establishment or continuation of any Permitted Lien;

(j) any action taken with the written consent of or at the written request of the Partnership or Parent, as the case may be; and

(k) any change, in and of itself, in any credit rating that may be applied to the Person (it being understood and agreed that this clause (k) shall not preclude any Party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (if not otherwise excluded from the definition of a “Material Adverse Effect”) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in clause (a), (b), (c) or (d) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately and adversely affects such Person and its Subsidiaries, taken as a whole, as compared to other Persons operating in the industries in which such Person operates (in which case only the incremental disproportionate impact may be taken into account in determining whether or not a Material Adverse Effect has occurred).

“MGP Common Stock” means the common stock, no par value, of MGP.

“MGP Stockholder Approval” means the affirmative vote of holders of a majority of the outstanding shares of MGP Common Stock.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Other Parties” means (i) with respect to the Partnership Entities, any Parent Entity, and (ii) with respect to the Parent Entities, any Partnership Entity.

“Parent Charter” means the Amended and Restated Articles of Incorporation of Parent, dated as of May 21, 2012, as amended.

“Parent Common Stock” means the common shares, no par value, of Parent.

“Parent Opco Unit” means the units representing partnership interests in Parent Opco having the rights and obligations specified in (a) prior to the LP Merger Effective Time, the Limited Liability Company Agreement, dated as of June 3, 2010, of Parent Opco and (b) from and after the LP Merger Effective Time, the Amended Parent Opco Limited Partnership Agreement, as further amended or restated in accordance with its terms.

“Parent Stockholders” means the holders of outstanding Parent Common Stock.

“Partnership Certificate of Limited Partnership” means the certificate of limited partnership of the Partnership as filed with the Secretary of State of the State of Delaware on October 28, 1985, as amended.

“Partnership Credit Agreements” means that certain (i) Second Amended and Restated Master Loan Agreement, dated as of July 20, 2016, between the Partnership, as borrower, and Northwest Farm Credit Services, PCA, as lender, and (ii) Second Amended and Restated Master Loan Agreement, dated as of July 20, 2016, between the Partnership, as borrower, and Northwest Farm Credit Services, FLCA, as lender.

“Partnership/MGP Representations” means, collectively, the representations and warranties set forth in Article V (other than the EGP Representations).

“Partnership Unitholders” means the holders of outstanding Partnership Units.

“Partnership Unitholder Approval” means the affirmative vote of the Partnership Unitholders sufficient to constitute a Majority Interest (as defined in the Existing Partnership Agreement). All Partnership Units held by MGP (or its designee) as the Limited Partner of record for Assignees as contemplated by this Agreement shall be included in the denominator for purposes of calculating the Majority Interest, and any votes by MGP (or its designee) in favor of the Transactions as may be directed by the Assignees of such Partnership Units shall be counted in the numerator when calculating a Majority Interest.

“Partnership Units” means the units representing partnership interests in the Partnership having the rights and obligations specified with respect to “Units” or “Partnership Units” as set forth in the Existing Partnership Agreement. For the avoidance of doubt, depositary receipts representing Partnership Units shall be treated as indistinguishable from the Partnership Units represented thereby and references to Partnership Units or units shall be deemed to include references to depositary receipts representing any such Partnership Units or units.

“Party” means a party to this Agreement.

“Permitted Liens” means:

(a) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established by the party responsible for payment thereof;

(b) Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business;

(c) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(d) such title defects as any Parent Entity (in the case of title defects with respect to properties or assets of the Partnership Entities or their respective Subsidiaries) or any Partnership Entity (in the case of title defects with respect to properties or assets of the Parent Entities), as applicable, may have expressly waived in writing;

(e) rights reserved to or vested in any Governmental Authority to control or regulate any of the Partnership Entities’ or Parent Entities’ or their respective Subsidiaries’ properties or assets, as applicable, in any manner;

(f) Liens existing on the date of this Agreement securing any Indebtedness;

(g) all easements, rights-of-way, servitudes, permits, surface leases, and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over, or in respect of any of the properties of the Partnership Entities, Parent Entities or any of their respective Subsidiaries, as applicable, that are customarily granted in the industries in which the Partnership Entities, Parent Entities and their respective Subsidiaries, as applicable, operate and do not materially interfere with the present operation or use of the property or asset affected;

(h) Liens described in Section 1.1(b) of the Partnership Disclosure Letter;

(i) all Liens with respect to oil, gas, sand, gravel, and other minerals or other substances of any kind or character as may have been previously reserved by or conveyed to others in instruments of record, and any leases of record concerning any of such oil, gas, other minerals or other substances in, on or under the real property;

(j) conditions, covenants, encroachments, easements, rights of way, restrictions, and other Liens that do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the real properties to which they relate in the conduct of the Partnership, Parent and each of their respective Subsidiaries, as applicable, as presently conducted; and

(k) zoning, entitlement, building, and other construction, land development, land use, and subdivision regulations imposed by Governmental Authorities having jurisdiction over such real property that do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the real properties to which they relate in the conduct of the Partnership, Parent and each of their respective Subsidiaries, as applicable, as presently conducted.

“Person” means any individual, corporation, limited liability company (or any series thereof), limited or general partnership (or any series thereof), limited liability partnership, limited liability limited partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority, or any group comprised of two or more of the foregoing.

“Pope Private REITs” means each of ORM Timber Fund II, Inc., ORM Timber Fund III (REIT) Inc., and ORM Timber Fund IV (REIT) Inc.

“Regular Consideration” means the Cash Election Consideration and the Stock Election Consideration.

“Release” means any unpermitted release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal or leaching into or through the environment.

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, financing source, attorney, accountant or other advisor, agent or representative.

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell any partnership or other equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholders Agreement” means the Shareholders Agreement (as defined in the Existing Partnership Agreement).

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries; provided, that neither the Partnership nor its Subsidiaries shall be deemed a Subsidiary of EGP; provided further, that, with respect to the Subsidiaries listed on Section 1.1(c) of the Partnership Disclosure Letter, (A) such Persons shall not be deemed Subsidiaries of the Partnership for purposes of (x) the representations and warranties of the Partnership Entities set forth in Sections 5.12, 5.17, 5.18, or 5.19 or (y) the definition of “Material Adverse Effect”, (B)

the remaining representations and warranties of the Partnership Entities set forth in Article V (other than the representations and warranties set forth in Sections 5.1, 5.2 and 5.3), insofar as they relate to such Persons, shall be made solely to the Knowledge of the Partnership (limited to the actual knowledge of the individuals listed in Section 1.1(a) of the Partnership Disclosure Letter), and (C) a Partnership Entity shall be deemed to have complied with any obligation, covenant, term, condition or undertaking of such Partnership Entity to cause such Person to take, or to refrain from taking, any action under this Agreement to the extent such Partnership Entity shall have exercised all power and authority (if any) of such Partnership Entity under the governing documents of such Person to cause such Person to take, or to refrain from taking, such action.

“Subsidiary Partnership” means a Subsidiary of the Partnership that is a partnership for U.S. federal income tax purposes.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal Law.

“Tax Law” means any Law relating to Taxes.

“Tax Protection Agreements” means any written agreement to which the Partnership or any of the Subsidiary Partnerships is a party pursuant to which: (A) any liability relating to Taxes may arise to holders of Partnership Units or holders of units of any of the Subsidiary Partnerships, whether or not as a result of the consummation of the transactions contemplated hereby; and/or (B) in connection with the deferral of income Taxes of holders of Partnership Units or holders of units of any of the Subsidiary Partnerships, the Partnership or any of the Subsidiary Partnerships have agreed to (i) maintain a minimum level of debt, retain a particular debt or provide rights to guarantee debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) only dispose of assets in a particular manner, (iv) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect Subsidiaries, and/or (v) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect Subsidiaries under Section 752 of the Code.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, escheat, occupation, property or other taxes, custom duties, or other similar assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority, whether disputed or not.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Mergers, the termination of the Shareholders Agreement, the GP Pre-Closing Distribution, the amendments of the Existing Partnership Agreement described in Article II and the other actions contemplated by this Agreement.

“Unaffiliated Partnership Unitholders” means the Partnership Unitholders other than the Affiliated Partnership Unitholders.

“Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, including the obligation to consummate any of the Transactions to which the breaching party is a party, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

1.2 Terms Defined Elsewhere. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
401(k) Termination Date	7.13(d)
Accounting Firm	7.18(h)
Action	7.10(a)
Aggregate Equity Election Amount	3.1(c)(i)
Agreement	Preamble
All Equity Exchange Ratio	3.1(c)(i)(B)
Alternative Proposal	7.3(i)(i)
Amended Parent Opco Limited Partnership Agreement	2.1(e)
Antitrust Laws	7.1(a)
Antitrust Remedies	7.1(b)
Available Cash Amount	3.1(c)(i)
Available Equity Amount	3.1(c)(i)
Balance Sheet Date	5.9(a)
Book-Entry Units	3.2(c)
Cash Election	3.3(a)
Cash Election Consideration	3.1(c)(i)(A)
Cash Election Units	3.1(c)(i)(A)
Certificate	3.2(c)
Certificate of GP Merger 1	2.1(d)
Certificate of GP Merger 2	2.1(d)
Certificate of LP Merger	2.1(d)
Certificates of Merger	2.1(d)
Claim	7.10(a)
Closing	2.2
Closing Date	2.2(b)
Code	Recitals
Continuing Employees	7.13(a)
Continuing Partnership	7.18(c)

EGP	Preamble
Election	3.3(a)
Election Deadline	3.3(c)
Election Form	3.3(c)
Election Form Record Date	3.3(c)
Exchange Agent	3.3(b)
Exchange Fund	3.4(a)
Excluded Partnership Unit	3.1(c)(i)
Financial Advisor	7.3(b)
Financing	7.17(a)
Financing Related Parties	10.14
Financing Sources	10.14
GP Merger 1	Recitals
GP Merger 1 Consideration	3.1(a)
GP Merger 1 Effective Time	2.1(d)
GP Merger 2	Recitals
GP Merger 2 Consideration	3.1(b)
GP Merger 2 Effective Time	2.1(d)
GP Merger Consideration Allocation	7.18(h)
GP Mergers	Recitals
GP Pre-Closing Distribution	7.23
GP Written Consents	7.16
Indemnification Expenses	7.10(a)
Indemnified Parties	7.10(a)(i)
Initial Limited Partner	7.20
Intervening Event	7.3(f)
Letter of Transmittal	3.4(b)
LP Merger	Recitals
LP Merger Consideration	3.1(c)(i)
LP Merger Effective Time	2.1(d)
Maximum Amount	7.10(c)
Merger Consideration	3.1(c)(i)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Sub 3	Preamble
Merger Subsidiaries	Preamble
Mergers	Recitals
MGP	Preamble
New Plans	7.13(b)
Notice Period	7.3(e)(i)
Old Plans	7.13(b)(i)
Opco Election	3.3(a)
Opco Election Consideration	3.1(c)(i)(C)
Opco Election Units	3.1(c)(i)(C)
Outside Date	9.1(f)
Owned Real Property	5.14(a)

Parent	Preamble
Parent Award	3.5(a)
Parent Board	Recitals
Parent Disclosure Letter	4.2(iii)
Parent Entities	Preamble
Parent Financial Statements	6.8(b)
Parent Material Adverse Effect	Article VI
Parent Opco	Preamble
Parent Opco Tax Protection Agreement	2.1(e)
Parent Permits	6.12(b)
Parent Preferred Stock	6.2(a)
Parent SEC Documents	Article VI
Partnership	Preamble
Partnership Board Recommendation	7.2(b)
Partnership Change in Recommendation	7.3(d)(i)(D)
Partnership Disclosure Letter	4.1(iii)
Partnership Employee Benefit Plan	5.18(a)
Partnership Entities	Preamble
Partnership Equity Plans	3.5(a)
Partnership Income Tax Returns	7.18(f)
Partnership Intellectual Property	5.19
Partnership Material Adverse Effect	Article V
Partnership Material Agreement	5.12(a)
Partnership Meeting	5.6(ii)(A)
Partnership Organizational Documents	5.1(a)
Partnership Parties	10.14
Partnership Permits	5.11(b)
Partnership Property	5.14(b)
Partnership Proxy Statement	5.6(ii)(A)
Partnership Related Party Agreement	5.20
Partnership Related Persons	9.4(f)
Partnership Restricted Unit	3.5(a)
Partnership SEC Documents	Article V
Partnership Subsidiary Documents	5.1(a)
Partnership Units	5.2(a)
Payoff Letter	7.17(c)
Proceedings	5.15
Proposed Allocation	7.18(h)
Qualified REIT Subsidiary	6.7(ii)(A)(ii)
Registration Statement	6.7(ii)(A)
Regular Merger Consideration Allocation	7.18(h)
Seller Representative	7.18(f)
Stock Election	3.3(a)
Stock Election Consideration	3.1(c)(i)(B)
Stock Election Units	3.1(c)(i)(B)
Superior Proposal	7.3(i)(ii)

Support Agreement	Recitals
Surviving EGP Entity	2.1(b)
Surviving MGP Entity	2.1(a)
Surviving Partnership Entity	2.1(c)
Tax Merger Consideration Allocation	7.18(h)
Taxable REIT Subsidiary	6.7(ii)(A)(iii)
Termination Fee	9.4(e)
Transfer Taxes	7.18(b)

1.3 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(i) this Agreement has been jointly prepared by the Parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex, Exhibit or Schedule means a Section or Article of, or an Annex, Exhibit or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis; and

(n) all references to days mean calendar days unless otherwise provided.

ARTICLE II

THE MERGERS; EFFECTS OF THE MERGERS

2.1 The Mergers.

(a) GP Merger 1. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the DLLCA, at the GP Merger 1 Effective Time, MGP will merge with and into Merger Sub 1, with Merger Sub 1 surviving the merger. As a result of GP Merger 1, the separate existence of MGP will cease, and Merger Sub 1 will survive and continue to exist as a Delaware limited liability company (Merger Sub 1, as the surviving entity in GP Merger 1, sometimes being referred to herein as the “Surviving MGP Entity”).

(b) GP Merger 2. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the DLLCA, at the GP Merger 2 Effective Time, EGP will merge with and into Merger Sub 2, with Merger Sub 2 surviving the merger. As a result of GP Merger 2, the separate existence of EGP will cease, and Merger Sub 2 will survive and continue to exist as a Delaware limited liability company (Merger Sub 2, as the surviving entity in GP Merger 2, sometimes being referred to herein as the “Surviving EGP Entity”).

(c) LP Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the LP Merger Effective Time, Merger Sub 3 will merge with and into the Partnership, with the Partnership surviving the merger. As a result of the LP Merger, the separate existence of Merger Sub 3 will cease, and the Partnership will survive and continue to exist as a Delaware limited partnership (the Partnership, as the surviving entity in the LP Merger, sometimes being referred to herein as the “Surviving Partnership Entity”).

(d) Effectiveness and Effects of the Mergers. Subject to provisions of this Agreement, (i) GP Merger 1 will become effective upon the filing of a properly executed certificate of merger for GP Merger 1 (the “Certificate of GP Merger 1”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by Parent and the Partnership and set forth in such Certificate of GP Merger 1 (the “GP Merger 1 Effective Time”), in accordance with the DGCL and the DLLCA; (ii) GP Merger 2 will become effective upon the filing of a properly executed certificate of merger for GP Merger 2 (the “Certificate of GP Merger 2”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by Parent and the Partnership and set forth in such Certificate of GP Merger 2 (the “GP Merger 2 Effective Time”), in accordance with the DGCL and the DLLCA; and (iii) the LP Merger will become effective upon the filing of a properly executed certificate of merger for the LP Merger (the “Certificate of LP Merger” and together with the Certificate of GP Merger 1 and the Certificate of GP Merger 2, the “Certificates of Merger”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by Parent and the Partnership and set forth in such Certificate of LP Merger (the “LP Merger Effective Time”), in accordance with the DRULPA and the DLLCA. It is the intention of the Parties that the GP Merger 1 Effective Time, the GP Merger 2 Effective Time and the LP Merger Effective Time shall occur substantially concurrently. The Mergers will have the effects set forth in this Agreement and the applicable provisions of the DGCL, DRULPA and the DLLCA, as applicable.

(e) Organizational Documents of the Surviving Entities; Certain Related Matters. Subject to the provisions of this Agreement:

(i) Surviving MGP Entity. The limited liability company agreement of Merger Sub 1, as in effect immediately prior to the GP Merger 1 Effective Time, shall be the limited liability company agreement of the Surviving MGP Entity from and after the GP Merger 1 Effective Time, until thereafter amended as provided therein or by applicable Law, except in each case that the name of Surviving MGP Entity shall be “Pope MGP, LLC.”

(ii) Surviving EGP Entity. The limited liability company agreement of Merger Sub 2, as in effect immediately prior to the GP Merger 2 Effective Time, shall be the limited liability company agreement of the Surviving EGP Entity from and after the GP Merger 2 Effective Time, until thereafter amended as provided therein or by applicable Law, except in each case that the name of Surviving EGP Entity shall be “Pope EGP, LLC.”

(iii) Surviving Partnership Entity. The Existing Partnership Agreement, as in effect immediately prior to the LP Merger Effective Time, shall be the limited partnership agreement of the Surviving Partnership Entity from and after the LP Merger Effective Time, until thereafter amended as provided therein or by applicable Law, except that the limited partnership agreement of the Surviving Partnership Entity shall be amended to reflect that (w) Parent Opco shall be the sole limited partner of the Partnership and will hold, directly or indirectly, all partnership interests in the Partnership, (x) the Surviving MGP Entity shall be the managing general partner of the Partnership, (y) the Surviving EGP Entity shall be the equity general partner of the Partnership and (z) the Partnership shall continue without dissolution.

(iv) Parent Opco Limited Partnership Agreement. Prior to the LP Merger Effective Time, Parent Opco shall be converted from a limited liability company into a limited partnership, with Parent as the sole general partner of Parent Opco. The limited partnership agreement of Parent Opco shall be amended and restated in substantially the form attached hereto as Exhibit B (the “Amended Parent Opco Limited Partnership Agreement”) no later than the LP Merger Effective Time, effective as of the LP Merger Effective Time.

(v) Parent Opco Tax Protection Agreement. The tax protection agreement in favor of certain specified holders of Parent Opco Units, substantially in the form attached hereto as Exhibit C (the “Parent Opco Tax Protection Agreement”), shall become effective as of the LP Merger Effective Time.

(vi) Shareholders Agreement. Effective immediately prior to the GP Pre-Closing Distribution, the Shareholders Agreement shall terminate and be of no further force or effect.

(vii) Existing Partnership Agreement. Effective upon the Partnership Unitholder Approval, the Existing Partnership Agreement shall be amended to the extent necessary to permit the Transactions.

(f) Directors and Officers of the Surviving Entities.

(i) Surviving MGP Entity. From and after the GP Merger 1 Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the directors of Merger Sub 1 immediately prior to the GP Merger 1 Effective Time shall be the directors of the Surviving MGP Entity and (b) the officers of Merger Sub 1 immediately prior to the GP Merger 1 Effective Time shall be the officers of the Surviving MGP Entity.

(ii) Surviving EGP Entity. From and after the GP Merger 2 Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the directors of Merger Sub 2 immediately prior to the GP Merger 2 Effective Time shall be the directors of the Surviving EGP Entity and (b) the officers of Merger Sub 2 immediately prior to the GP Merger 2 Effective Time shall be the officers of the Surviving EGP Entity.

(iii) Surviving Partnership Entity. From and after the LP Merger Effective Time, the Surviving Partnership Entity shall continue to have no directors or officers separate from the directors or officers of the Surviving MGP Entity, unless otherwise determined by the equityholders of the Surviving Partnership Entity.

2.2 Closing. Subject to the provisions of Article VIII, the closing of the Mergers and the other transactions contemplated hereby (the “Closing”) will occur on (a) the third Business Day after the day on which the last of the conditions set forth in Article VIII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which Parent and the Partnership may mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing of the Transactions will take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., Eastern time, on the Closing Date, or such other place and time as Parent and the Partnership may mutually agree in writing.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1 Merger Consideration.

(a) GP Merger 1. Subject to the provisions of this Agreement, at the GP Merger 1 Effective Time, by virtue of GP Merger 1 and without any action on the part of Parent, Merger Sub 1, MGP or any holder of MGP Common Stock, all shares of MGP Common Stock outstanding immediately prior to the GP Merger 1 Effective Time will be automatically converted into the right to receive an aggregate of $9,900,000 in cash (the “GP Merger 1 Consideration”). In the event that the representation and warranty set forth in Section 5.9(b)(i) shall not be true and correct, the GP Merger 1 Consideration shall be decreased by an amount equal to the aggregate of such liabilities and obligations of MGP (and, to the extent such liabilities and obligations are in excess of the GP Merger 1 Consideration, the GP Merger 2 Consideration will be so reduced).

(b) GP Merger 2. Subject to the provisions of this Agreement, at the GP Merger 2 Effective Time, by virtue of GP Merger 2 and without any action on the part of Parent, Merger Sub 2, EGP or any holder of EGP Common Stock, all of the EGP Common Stock outstanding immediately prior to the GP Merger 2 Effective Time will be automatically converted into the right to receive an aggregate of $100,000 in cash (the “GP Merger 2 Consideration”). In the event that the representation and warranty set forth in Section 5.9(b)(i) shall not be true and correct, the GP Merger 2 Consideration shall be decreased by an amount equal to the aggregate of such liabilities and obligations of EGP (and, to the extent such liabilities and obligations are in excess of the GP Merger 2 Consideration, the GP Merger 1 Consideration will be so reduced).

(c) LP Merger. Subject to the provisions of this Agreement, at the LP Merger Effective Time, by virtue of the LP Merger and without any action on the part of Parent, Parent Opco, Merger Sub 3, the Partnership or any holder of Partnership Units:

(i) Conversion of Partnership Units. Each Partnership Unit issued and outstanding immediately prior to the LP Merger Effective Time (other than any Partnership Unit held by any Parent Entity (any such Partnership Unit, an “Excluded Partnership Unit”), which are addressed by Section 3.1(c)(iii) and other than the Partnership Restricted Units, which are addressed by Section 3.5) will be converted into and shall thereafter represent the right to receive the following consideration (the “LP Merger Consideration” and together with the GP Merger 1 Consideration and the GP Merger 2 Consideration the “Merger Consideration”):

(A) Cash Election Consideration. For each Partnership Unit for which a Cash Election has been validly made and not revoked, but subject to the terms of Section 3.3 (collectively, the “Cash Election Units”), the right to receive $125.00 in cash; provided, however, that, if the Available Equity Amount exceeds the Aggregate Equity Election Amount, then, instead of being converted into the right to receive $125.00 in cash, then each Cash Election Unit shall be converted into the right to receive: (1) a number of newly issued shares of Parent Common Stock equal to (x) the amount of the excess of the Available Equity Amount over the Aggregate Equity Election Amount, divided by (y) the number of Cash Election Units; and (2) an amount of cash equal to (x) the Available Cash Amount divided by (y) the number of Cash Election Units (the consideration described in this Section 3.1(c)(i)(A), the “Cash Election Consideration”).

(B) Stock Election Consideration. For each Partnership Unit for which a Stock Election has been validly made and not revoked, but subject to the terms of Section 3.3 (collectively, the “Stock Election Units”), the right to receive a number of newly issued shares of Parent Common Stock equal to 3.929 (the “All Equity Exchange Ratio”); provided, however, that, if the Aggregate Equity Election Amount exceeds the Available Equity Amount, then, instead of being converted into the right to receive a number of newly issued shares of Parent Common Stock equal to the All Equity Exchange Ratio, then each Stock Election Unit shall be converted into the right to receive: (1) a number of newly issued shares of Parent Common Stock equal to (x) the Available Equity Amount, divided by (y) the sum of the Stock Election Units and the Opco Election Units; and (2) an amount of cash (without interest) equal to (x) the Available Cash Amount minus the aggregate Cash Election Consideration payable pursuant to Section 3.1(c)(i)(A), divided by (y) the sum of the Stock Election Units and the Opco Election Units (the consideration described in this Section 3.1(c)(i)(B), the “Stock Election Consideration”).

(C) Opco Election Consideration. For each Partnership Unit for which an Opco Election has been validly made and not revoked, but subject to the terms of Section 3.3 (collectively, the “Opco Election Units”), the right to receive a number of newly issued Parent Opco Units equal to the All Equity Exchange Ratio; provided, however, that, if the Aggregate Equity Election Amount exceeds the Available Equity Amount, then, instead of being converted into the right to receive a number of newly issued shares of Parent Opco Units equal to the All Equity Exchange Ratio, then each Opco Election Unit shall be converted into the right to receive: (1) a number of newly issued Parent Opco Units equal to the product of (x) the Available Equity Amount, divided by (y) the sum of the Stock Election Units and the Opco Election Units; and (2) an amount of cash (without interest) equal to (x) the Available Cash Amount minus the aggregate Cash Election Consideration payable pursuant to Section 3.1(c)(i)(A), divided by (y) the sum of the Stock Election Units and the Opco Election Units (the consideration described in this Section 3.1(c)(i)(C), the “Opco Election Consideration”).

(1)	“Aggregate Equity Election Amount” shall mean an amount equal to (I) the sum of the number of Stock Election Units and Opco Election Units multiplied by (II) the All Equity Exchange Ratio.

(2)

“Available Cash Amount” shall mean an amount equal to (I) the total number of Partnership Units issued and outstanding immediately prior to the LP Merger Effective Time (other than any Excluded Partnership Unit) multiplied by (II) $37.50; provided, however, if the Available Equity Amount is increased pursuant to Section 3.1(c)(i)(C)(3), the Available Cash Amount for the purposes of this Agreement shall be the initial Available Cash Amount multiplied by (I) one (1) minus (II) a fraction equal to the product of (x)(A) the difference between the Available Equity Amount as so increased and the initial Available Equity Amount, divided by (B) the initial Available Equity Amount, multiplied by (y) 2.333.

(3)

“Available Equity Amount” shall mean an amount equal to (I) the total number of Partnership Units issued and outstanding immediately prior to the LP Merger Effective Time (other than any Excluded Partnership Unit) multiplied by (II) 2.751; provided, however, that in the event that the Aggregate Equity Election Amount exceeds the product of (I) and (II) above, then Parent may, in its sole discretion, increase the Available Equity Amount to any amount (but not to exceed the Aggregate Equity Election Amount). If Parent so increases the Available Equity Amount, it shall provide written notice of such increase to the Partnership.

(ii) General Partnership Interests. The general partner interests in the Partnership issued and outstanding immediately prior to the LP Merger Effective Time will remain outstanding in the Surviving Partnership Entity in the form set forth in the Existing Partnership Agreement, and the Surviving MGP Entity and the Surviving EGP Entity, as the two sole holders of the general partner interests, will continue as the general partners of the Surviving Partnership Entity, as set forth in the Existing Partnership Agreement. At the LP Merger Effective Time, the books and records of the Partnership will be revised to reflect that Parent Opco holds 100% of the limited partnership interests of the Surviving Partnership Entity.

(iii) Excluded Partnership Units. Notwithstanding anything to the contrary in this Agreement, the Excluded Partnership Units shall remain outstanding in the Mergers and shall not be converted into any other securities or property in connection with the Mergers, and, to the extent that any Excluded Partnership Units are not held by Parent Opco or its Subsidiaries as of the LP Merger Effective Time, such Excluded Partnership Units shall be contributed by Parent or its Subsidiaries to Parent Opco or its Subsidiaries so that they are held by Parent Opco or a Subsidiary of Parent Opco that is disregarded as separate from Parent Opco for U.S. federal income tax purposes as of immediately after the LP Merger Effective Time.

(iv) Issuance of Parent Opco Units to Parent. Parent Opco shall issue to Parent a number of Parent Opco Units equal to the number of shares of Parent Common Stock issued in the LP Merger (which issuance shall be deemed to be provided to Parent in consideration of the issuance by Parent of Parent Common Stock issued in the LP Merger).

(d) Contribution. Immediately after the Mergers, and as an integral part of the Transactions, Parent shall contribute to Parent Opco (i) 100% of the equity of the Surviving MGP Entity, and (ii) 100% of the equity of the Surviving EGP Entity, in exchange for an amount of cash equal to the sum of the GP Merger 1 Consideration and the GP Merger 2 Consideration. Immediately following such contribution, Parent Opco shall own, either directly or indirectly through Subsidiaries that are disregarded as separate from Parent Opco for U.S. federal income tax purposes, 100% of the general partnership interests of the Surviving Partnership Entity and 100% of the limited partnership interests of the Surviving Partnership Entity.

(e) Fractional Parent Common Stock and Parent Opco Units. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock or fractional Parent Opco Units shall be issued in connection with any of the Mergers. Instead, each holder of Partnership Units who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock or a fraction of a Parent Opco Unit (after aggregating all shares or units represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the average, rounded to the nearest one tenth of a cent, of the daily volume-weighted average sales prices of shares of Parent Common Stock on the NYSE as reported by Bloomberg, L.P. for the ten trading days immediately preceding the date which is five trading days immediately prior to the Closing Date occurs by (ii) the fraction of a share of Parent Common Stock or the fraction of a Parent Opco Unit (after taking into account all Partnership Units held by such holder and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock or fractional Parent Opco Unit.

(f) Certain Adjustments. Without limiting the covenants in Sections 4.1 and 4.2, in the event the outstanding MGP Common Stock, EGP Common Stock, Partnership Units, Parent Common Stock or Parent Opco Units shall have been changed into a different number of shares or units or a different class after the date of this Agreement by reason of any subdivisions, reclassifications, splits, unit or share distributions, combinations or exchanges, then the components of Merger Consideration will be correspondingly adjusted to provide to the holders of such MGP Common Stock, EGP Common Stock and Partnership Units, as applicable, with the same economic effect as contemplated by this Agreement prior to such event.

(g) No Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to any of the Mergers.

3.2 Rights As Equityholders; Transfers.

(a) GP Merger 1. All shares of MGP Common Stock converted into the right to receive the GP Merger 1 Consideration pursuant to Section 3.1(a) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the GP Merger 1. At the GP Merger 1 Effective Time, each holder of a certificate representing MGP Common Stock and each holder of non-certificated MGP Common Stock, represented by book-entry, will cease to be a stockholder of MGP and cease to have any rights with respect thereto, except the right to receive, its portion of the GP Merger 1 Consideration. At the GP Merger 1 Effective Time, the transfer books of MGP will be closed immediately, and there will be no further registration of transfers on the transfer books of MGP with respect to MGP Common Stock.

(b) GP Merger 2. All shares of EGP Common Stock converted into the right to receive the GP Merger 2 Consideration pursuant to Section 3.1(b) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the GP Merger 2. At the GP Merger 2 Effective Time, each holder of a certificate representing EGP Common Stock and each holder of a certificate representing non-certificated EGP Common Stock, represented by book-entry, will cease to be a stockholder of EGP and cease to have any rights with respect thereto, except the right to receive, its portion of the GP Merger 2 Consideration. At the GP Merger 2 Effective Time, the transfer books of EGP will be closed immediately, and there will be no further registration of transfers on the transfer books of EGP with respect to EGP Common Stock.

(c) LP Merger. All Partnership Units converted into the right to receive the LP Merger Consideration pursuant to Section 3.1(c) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the LP Merger. At the LP Merger Effective Time, each holder of a certificate representing Partnership Units (a “Certificate”) and each holder of non-certificated Partnership Units, represented by book-entry (“Book-Entry Units”) will cease to be a limited partner of the Partnership and cease to have any rights with respect thereto, except the right to receive, (i) the LP Merger Consideration, and (ii) any cash to be paid in lieu of any fractional share of Parent Common Stock or fractional Parent Opco Unit in accordance with Section 3.1(e); provided, however, that the rights of (A) any holder of a Partnership Restricted Unit will be as set forth in Section 3.5, and (B) holders of Excluded Partnership Units will be as set forth in Section 3.1(c)(iii). At the LP Merger Effective Time, the transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the transfer books of the Partnership with respect to Partnership Units.

3.3 Election Procedures.

(a) Elections. Each record holder of Partnership Units shall have the right to submit an Election Form prior to the Election Deadline (as defined herein) specifying (an “Election”) the number of Partnership Units, if any, held by such person that such person desires to have converted into the right to receive (i) the Cash Election Consideration (a “Cash Election”), (ii) the Stock Election Consideration (a “Stock Election”) or (iii) the Opco Election Consideration (an “Opco Election”). Holders of record of Partnership Units who hold such Partnership Units as nominees, trustees or in other representative capacities may submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Partnership Units.

(b) Appointment of Exchange Agent. Prior to the LP Merger Effective Time, Parent shall appoint, and enter into a customary exchange agreement with, a nationally recognized bank or trust company designated by Parent and reasonably acceptable to the Partnership to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration.

(c) Mailing of Election Form; Election Deadline. Parent shall prepare and cause to be mailed a customary form of election (the “Election Form”), with the Proxy Statement/Prospectus to the record holders of Partnership Units as of the record date for the Partnership Meeting (the “Election Form Record Date”), which Election Form shall be used by each such record holder of Partnership Units who wishes to make an Election. Parent shall use reasonable efforts to make the Election Form available to holders who acquire Units after the Election Form Record Date. Any holder’s Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., Eastern time, on a date prior to the LP Merger Effective Time to be mutually selected by Parent and the Partnership and publicly disclosed (the “Election Deadline”), an Election Form properly completed and duly executed. Partnership Units for which a valid Election shall not have been made by the Election Deadline, or for which an Election shall have been made but revoked, shall be treated as a Stock Election Unit. A holder may, at any time prior to the Election Deadline, revoke or change such holder’s Election by written notice received by the Exchange Act prior to the Election Deadline, accompanied if applicable by a properly completed and duly executed revised Election Form. After an Election is made with respect to any Units, any subsequent transfer of such Units shall automatically revoke such Election, and the subsequent holder of such Units may thereafter make a new Election with respect to such Units in accordance with this Section 3.3(c).

3.4 Exchange of Certificates.

(a) Deposit of Merger Consideration. At or prior to the LP Merger Effective Time, Parent and Parent Opco will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Partnership Units, for exchange in accordance with this Article III, through the Exchange Agent, shares of Parent Common Stock, shares of Parent Opco Units and cash as required by this Article III (including cash to make payments in lieu of any fractional Parent Common Stock or any Parent Opco Units pursuant to Section 3.1(e)). Any cash (including as payment for any fractional shares of Parent Common Stock or fractional Parent Opco Units in accordance with Section 3.1(e)) and shares of Parent Common Stock and Parent Opco Units deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration contemplated to be paid for MGP Common Stock, EGP Common Stock and Partnership Units pursuant to this Agreement out of the Exchange Fund. Except as provided in Section 3.4(h), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly (and in any event within three Business Days) after the LP Merger Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of MGP Common Stock as of immediately prior to the GP Merger 1 Effective Time, EGP Common Stock as of immediately prior to the GP Merger 2 Effective Time and Partnership Units as of immediately prior to the LP Merger Effective Time (other than holders of Excluded Partnership Units) (i) a letter of transmittal (specifying that in respect of certificated Partnership Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Partnership prior to the LP Merger Effective Time) (the “Letter of Transmittal”) and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the LP Merger Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration payable in respect of MGP Common Stock, EGP Common Stock or Partnership Units represented by such Certificates or Book-Entry Units, as applicable. Promptly after the GP Merger 1 Effective Time and GP Merger 2 Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required by the Exchange Agent pursuant to such instructions, each holder who held MGP Common Stock or EGP Common Stock immediately prior to the GP Merger 1 Effective Time or GP Merger 2 Effective Time, as the case may be, will be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such MGP Common Stock or EGP Common Stock, as the case may be, pursuant to Article III. Promptly after the LP Merger Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required by the Exchange Agent pursuant to such instructions, each holder who held Partnership Units immediately prior to the LP Merger Effective Time (other than holders of Excluded Partnership Units) will be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor (x) shares of Parent Common Stock or Parent Opco Units, as applicable, representing, in the aggregate, the whole number of shares of Parent Common Stock or Parent Opco Units, as applicable, that such holder has the right to receive pursuant to Article III (after taking into account all Partnership Units then held by such holder) and (y) a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Partnership Units pursuant to Article III. No interest will be paid or accrued on any Merger Consideration or any cash payment in lieu of fractional shares of Parent Common Stock or Parent Opco Units. In the event of a transfer of ownership of Partnership Units that is not registered in the transfer records of the Partnership or the LP Merger Consideration, as applicable, and any Parent distributions payable pursuant to Section 3.4(c) payable in respect of such Partnership Units may be paid to a transferee, if the Certificate representing such Partnership Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry Partnership Units, accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the LP Merger Consideration, in any name other than that of the record holder of such Partnership Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 3.4, each Certificate or Book-Entry Unit will be deemed at any time after the LP Merger Effective Time to represent only the right to receive upon such delivery and surrender the LP Merger Consideration, payable in respect of Partnership Units, and any cash or distributions to which such holder is entitled pursuant to Section 3.4(c).

(c) Distributions with Respect to Unexchanged Partnership Units. No distributions declared or made with respect to shares of Parent Common Stock or Parent Opco Units with a record date after the LP Merger Effective Time will be paid to the holder of any Partnership Units with respect to shares of Parent Common Stock or Parent Opco Units that such holder would be entitled to receive in accordance herewith and no cash payment in lieu of shares of fractional Parent Common Stock or Parent Opco Units will be paid to any such holder until such holder has delivered the required documentation and surrendered any Certificates or Book-Entry Units as contemplated by this Section 3.4. Subject to applicable Law, following compliance with the requirements of Section 3.4, there will be paid to such holder of Parent Common Stock or Parent Opco Units issuable in exchange therefor, without interest, (i) promptly after the time of such compliance, the amount of any cash payable in lieu of fractional shares of Parent Common Stock or Parent Opco Units to which such holder is entitled pursuant to Section 3.1(e) (which shall be paid by the Exchange Agent as provided therein) and the amount of distributions with a record date after the LP Merger Effective Time theretofore paid with respect to Parent Common Stock or Parent Opco Units, as applicable, and payable with respect to such shares of Parent Common Stock or Parent Opco Units, as applicable, and (ii) promptly after such compliance, or, if later, at the appropriate payment date, the amount of distributions with a record date after the LP Merger Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such shares of Parent Common Stock (which shall be paid by Parent) or Parent Opco Units (which shall be paid by Parent Opco).

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of MGP Common Stock, EGP Common Stock or Partnership Units after one year following the GP Merger 1 Effective Time, GP Merger 2 Effective Time or LP Merger Effective Time, respectively, will be delivered to Parent or Parent Opco upon demand by Parent and, from and after such delivery, any former holders of MGP Common Stock, EGP Common Stock or Partnership Units who have not theretofore complied with this Article III will thereafter look only to Parent or Parent Opco for the Merger Consideration, payable in respect of such MGP Common Stock, EGP Common Stock or Partnership Units, as the case may be, any cash in lieu of fractional shares of Parent Common Stock or Parent Opco Units to which they are entitled pursuant to Section 3.1(e), or any distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.4(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of shares of MGP Common Stock, EGP Common Stock or Partnership Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity under any escheat, abandoned property or similar Law will, to the extent permitted by applicable Law, become the property of Parent or Parent Opco, free and clear of any claims or interest of any Person previously entitled thereto. None of Parent, Parent Opco or the Exchange Agent shall be liable to any former holder of MGP Common Stock, EGP Common Stock or Partnership Units for any amount properly delivered to a governmental entity under any escheat, abandoned property or similar Law.

(e) Lost Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a customary indemnity agreement or a bond, in such amount as is customary and reasonably determined by Parent, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the LP Merger Consideration, payable in respect of Partnership Units represented by such Certificate and any cash payable in lieu of fractional Parent Common Stock or Parent Opco Units to which the holders thereof are entitled pursuant to Section 3.1.

(f) Withholding. Each of the Parent Entities and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount or securities required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law. To the extent that amounts or securities are so deducted and withheld such amounts will be treated for all purposes of this Agreement as having been paid or issued to such Person in respect of whom such deduction and withholding was made.

(g) Issuance in Book-Entry Form. At the option of Parent, Parent and/or Parent Opco may issue some or all of the Parent Common Stock or Parent Opco Units to be issued in the Mergers in book-entry form, without physical certificates.

(h) Investment of the Exchange Fund. Parent or Parent Opco will cause the Exchange Agent to invest the Exchange Fund as directed by Parent on a daily basis, in Parent’s sole discretion; provided, however, that no such investment or loss thereon affects the amounts payable or the timing of the amounts payable to the Partnership Unitholders pursuant to the other provisions of this Section 3.4. Any interest and other income resulting from such investments will be paid promptly to Parent or Parent Opco. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit into the Exchange Fund an amount of cash equal to such deficiency.

(i) Tax Characterization of Merger and Cash Received. It is intended that, for U.S. federal income tax purposes, (a) each of GP Merger 1 and GP Merger 2 shall be treated as a taxable sale by each of MGP and EGP of all of MGP’s and EGP’s assets to Parent, as the regarded owner of Merger Sub 1 and Merger Sub 2, in exchange for the GP Merger 1 Consideration and GP Merger 2 Consideration, respectively, and the assumption of all of MGP’s and EGP’s liabilities (if any) followed by a distribution of such consideration to the holders of equity in MGP and EGP in liquidation pursuant to Section 331 of the Code, and that this Agreement be, and hereby is, adopted as a separate plan of liquidation for each of MGP and EGP for U.S. federal income tax purposes; and (b)(i) Parent Opco shall be treated as a continuation of the Partnership, consistent with the principles of Treasury Regulation Section 1.708-1(a), including with respect to the receipt of Parent Opco Units by holders of Partnership Units; (ii) each Partnership Unit that is converted into the Regular Consideration shall be treated as a taxable sale by the holders of such Partnership Units to Parent in accordance with Section 741 of the Code; and (iii) Parent shall be treated as contributing all of its assets (other than the interests in the Partnership it acquired directly from holders of Partnership Units in the taxable exchange described in clause (ii) above) and certain of its liabilities to the Partnership in a transaction described in Section 721 of the Code. Each of the Parties agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

3.5 Employee Partnership Equity Awards.

(a) Partnership Units. Subject to Section 7.13 of the Partnership Disclosure Letter, each restricted Partnership Unit granted under the Partnership’s equity compensation plans (each such unit, a “Partnership Restricted Unit” and such plans, the “Partnership Equity Plans”) that is outstanding immediately prior to the LP Merger Effective Time shall, at the LP Merger Effective Time, be converted into restricted shares of Parent Common Stock (a “Parent Award”), on substantially the same terms and conditions as were applicable to the applicable Partnership Restricted Unit (including vesting terms) prior to the LP Merger Effective Time, except that the number of shares of Parent Common Stock subject to each such Parent Award (rounded down to the nearest whole share) shall be equal to the number of Partnership Units subject to the applicable Partnership Restricted Unit award immediately prior to the LP Merger Effective Time multiplied by the All Equity Exchange Ratio.

(b) Assumption of Certain Partnership Equity Awards by Parent. At the LP Merger Effective Time, Parent shall assume all the obligations of Partnership under the Partnership Equity Plans, and the number and kind of units available for issuance under each Partnership Equity Plan shall be adjusted to reflect shares of Parent Common Stock. Parent shall take all corporate actions that are necessary for the assumption of the obligations of Partnership under the Partnership Equity Plans pursuant to this Section 3.5. As soon as reasonably practicable after the LP Merger Effective Time, if and to the extent necessary to cause a sufficient number of Parent Common Stock to be registered and issuable with respect to Parent Awards, Parent shall register on the appropriate registration statement such number of shares of Parent Common Stock as may be issuable pursuant to the Parent Awards.

(c) Corporate Approvals. The Partnership shall take all actions necessary to effectuate the transactions contemplated by this Section 3.5, including, without limitation, having the applicable board or committee administering the applicable Partnership Equity Plan governing the affected awards adopt such resolutions as are necessary to effect the foregoing provisions of this Section 3.5.

ARTICLE IV

ACTIONS PENDING MERGER

4.1 Conduct of Business by the Partnership Entities. From the date of this Agreement until the earlier of the LP Merger Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly provided by this Agreement, (ii) as may be required by applicable Law, (iii) as set forth in Section 4.1 of the confidential disclosure letter delivered by the Partnership to Parent concurrently with the execution of this Agreement (the “Partnership Disclosure Letter”), or (iv) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), none of the Partnership Entities shall, and shall cause each of its respective Subsidiaries not to:

(a) (i) conduct its business other than in the ordinary course consistent with past practice, or (ii) fail to use commercially reasonable efforts to preserve intact its business organizations and goodwill and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates; provided, that no action by any of the Partnership Entities or their Subsidiaries with respect to matters otherwise specifically addressed by another clause of this Section 4.1 shall be deemed to be a breach of this clause (a) unless such action would constitute a breach of such other clause;

(b) except as to transactions solely between or among the Partnership and its wholly owned Subsidiaries, and except as permitted by Section 7.13(c), (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights or (ii) enter into any agreement with respect to the foregoing;

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except upon the forfeiture of Partnership Restricted Units in connection with the terms thereof or to satisfy any Tax withholding obligations of the holder thereof or net unit settlements made in connection with the vesting of Partnership Restricted Units or as required by the terms of its securities outstanding on the date of this Agreement by any existing Partnership Employee Benefit Plan;

(d) (i) sell, lease, transfer, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties (including for the avoidance of doubt, sales, transfers and dispositions of commodities), other than (A) in the ordinary course of business consistent with past practice, (B) any sales, leases, dispositions or discontinuances for consideration not in excess of $1,000,000 in the aggregate or (C) any distributions expressly permitted under Section 4.1(e); (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity, other than co-investments made by a Partnership Entity alongside any of the Fund Entities as required by, and in accordance with, the terms and conditions of the organizational documents of such Fund Entity, (iii) merge, consolidate or enter into any other business combination transaction with any Person, or (iv) convert from a limited partnership, corporation or limited liability company, as the case may be, to any other business entity;

(e) make or declare any dividends or distribution, other than (i) cash distributions to the holders of Partnership Units of $1.00 or less per Partnership Unit per quarter declared and paid at the same time as the regular quarterly cash distributions paid by the Partnership to the holders of the Partnership Units, (ii) cash distributions from a wholly owned subsidiary of the Partnership to the Partnership or another wholly owned subsidiary of the Partnership, (iii) cash distributions from the Funds to their respective equity holders, which distributions are required by, and are made in accordance with, the organizational documents of the respective Funds and applicable Law and (iv) the GP Pre-Closing Distribution;

(f) amend (i) the Partnership Certificate of Limited Partnership or the Existing Partnership Agreement or (ii) the governing documents of any other Partnership Entity or Subsidiary of the Partnership (including the Funds) in any material respect;

(g) enter into any contract, agreement or arrangement that would (i) be a Partnership Material Agreement if entered into prior to the date of this Agreement (other than replacements on substantially similar terms of Partnership Material Agreements expiring in accordance with their terms (other than contracts that are Partnership Material Agreements pursuant to Sections 5.12(a)(vi), (xi), (xiv), (xv) and (xvii))), (ii) be a Partnership Related Party Agreement if entered into prior to the date of this Agreement, or (iii) in the case of MGP or EGP, impose obligations or liabilities on MGP or EGP other than solely in their capacities as, or in connection with the ordinary course operation of their business as, general partners of the Partnership;

(h) modify, amend, terminate or assign, or waive or assign any rights under any Partnership Material Agreement (or any contract, agreement or arrangement that would have been a Partnership Material Agreement if entered into prior to the date of this Agreement) or any Partnership Permit, in each case, in a manner which is materially adverse to any of the Partnership Entities or their respective Subsidiaries or which would reasonably be expected to prevent or materially delay the consummation of the Mergers or the other Transactions;

(i) waive, release, assign, settle or compromise any material claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or any injunction or other equitable relief;

(j) implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(k) fail to use commercially reasonable efforts to maintain, with its existing insurers or with other financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(l) make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner materially in accordance with past practice, except as required by applicable Tax Law) or amend any material income Tax Return, enter into any Tax Protection Agreement, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund;

(m) take any action or fail to take any action that could reasonably be expected to cause the Partnership or any of its Subsidiaries that are currently treated as partnerships or disregarded entities for U.S. federal income tax purposes to be treated for such purposes as a corporation;

(n) take any action, or fail to take any action, which would reasonably be expected to cause any of the Pope Private REITs to fail to qualify as a REIT or any of the Pope Private REITs’ Subsidiaries to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, as the case may be (in each case, without regard to availability of any “relief” provisions under the Code);

(o) except (x) as required by the terms of a Partnership Employee Benefit Plan or (y) as permitted by Section 7.13(c), (i) increase in any respect the compensation of any employee, director, or independent contractor or pay any employee, director or independent contractor an amount that is not otherwise due, (ii) take any action to increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any Partnership Employee Benefit Plan, (iii) grant any severance or termination pay to any employee, director or independent contractor of the Partnership or any of its Subsidiaries, (iv) establish, adopt, enter into, amend or terminate any Partnership Employee Benefit Plan or any other plan, policy, program, agreement or arrangement for the benefit of any current or former directors, officers or employees of the Partnership or any of its Subsidiaries or any of their beneficiaries, (v) grant, pay, award or accelerate the vesting of, or commit to grant, pay, award or accelerate the vesting of, any bonuses or incentive compensation, any equity-based awards or any other compensation, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment of any officer or other employee whose target annual compensation is greater than $150,000, other than for cause, or (viii) hire any officer, employee, independent contractor (who is a natural person) or consultant (who is a natural person) whose target annual compensation is greater than $150,000 (other than hiring replacements on substantially similar terms following good-faith consultation with Parent prior to extending any offer to hire any such replacement);

(p) except, in the cases of the following clauses (i) through (iii), for transactions between the Partnership and its wholly owned Subsidiaries or between the Partnership’s wholly owned Subsidiaries, in each case, in the ordinary course of business, (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than borrowings under the Partnership Credit Agreements to finance working capital of the Partnership and its Subsidiaries in the ordinary course of business not to exceed at any time an amount equal to $5,000,000 in excess of the amount of outstanding borrowings under the Partnership Credit Agreements as of the date of this Agreement, (ii) redeem, repurchase, or cancel any Indebtedness (directly, contingently or otherwise), (iii) enter into any material lease (whether operating or capital), (iv) create any Lien (other than Permitted Liens) on its property or the property of its Subsidiaries other than in connection with any pre-existing Indebtedness, or (v) make or commit to make any capital expenditures in excess of $2,500,000 in the aggregate;

(q) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; or

(r) agree or commit to do anything prohibited by clauses (a) through (q) of this Section 4.1.

4.2 Conduct of Business by the Parent Entities. From the date of this Agreement until the earlier of the LP Merger Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly provided by this Agreement, (ii) as may be required by applicable Law, (iii) as set forth in the confidential disclosure letter delivered by Parent to the Partnership concurrently with the execution of this Agreement (the “Parent Disclosure Letter”), or (iv) with the prior written consent of the Partnership (not to be unreasonably withheld, conditioned or delayed), Parent and Parent Opco shall not, and shall cause each of its respective Subsidiaries not to:

(a) (i) conduct its business other than in the ordinary course consistent with past practice, or (ii) fail to use commercially reasonable efforts to preserve intact its business organizations and goodwill and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates; provided, that no action by Parent, Parent Opco or their respective Subsidiaries with respect to matters otherwise specifically addressed by another clause of this Section 4.2 shall be deemed to be a breach of this clause (a) unless such action would constitute a breach of such other clause;

(b) make or declare any dividends or distribution, other than (i) cash dividends to the holders of Parent Common Stock of $0.27 or less per share of Parent Common Stock per quarter declared and paid at the same time as the regular quarterly cash distributions paid by Parent to the holders of the Parent Common Stock, and (ii) cash distributions from a wholly owned subsidiary of Parent to the Parent or another wholly owned subsidiary of the Parent;

(c) amend the Parent Charter or any other governing document of the Parent Entities or their respective Subsidiaries, other than such amendments as would not reasonably be expected to adversely affect the rights of holders of Parent Common Stock or Parent Opco Units;

(d) implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(e) enter into or consummate any merger, consolidation, restructuring, recapitalization or other material reorganization of Parent or Parent Opco, other than in connection with an acquisition of the equity or assets of another Person that is not prohibited by clause (f) below;

(f) acquire the equity or assets of another Person, where the total consideration to be paid or issued by Parent to such third parties or their respective equityholders, individually or in the aggregate, is greater than $350,000,000, or where such acquisition would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Mergers (including by giving rise to an obligation by Parent or any of its Subsidiaries, or by increasing the extent to which Parent or any of its Subsidiaries would be required, to divest assets or lines of business in order to permit the Parties to obtain clearance under the HSR Act for the Transactions);

(g) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation of Parent or Parent Opco;

(h) take any action, or fail to take any action, which would reasonably be expected to cause Parent Opco, Merger Sub 1, Merger Sub 2 and Merger Sub 3 to fail to be properly classified as disregarded entities for U.S. federal income tax purposes;

(i) take any action, or fail to take any action, which would reasonably be expected to cause Parent to fail to qualify as a REIT or any its Subsidiaries to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, as the case may be (in each case, without regard to availability for any “relief” provisions under the Code); or

(j) agree or commit to do anything prohibited by clauses (a) through (i) of this Section 4.2.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking or causing to be taken any action, at any time or from time to time, that in the reasonable judgment of the Parent Board is reasonably necessary or appropriate for Parent to maintain its qualification as a REIT under the Code or avoid or reduce the imposition of any entity level income or excise Tax under the Code.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP ENTITIES

Except as set forth in (a) all forms, registration statements, reports, schedules and statements publicly filed with or furnished to the SEC by the Partnership under the Exchange Act or the Securities Act, including any amendments or supplements thereto, since January 1, 2018 and prior to the date of this Agreement (collectively, the “Partnership SEC Documents”) (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements) or the terms of any agreements that may be contained in any exhibits and schedules thereto or information incorporated therein by reference) or (b) the corresponding section of the Partnership Disclosure Letter (provided that (i) disclosure in any section of such Partnership Disclosure Letter is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Partnership Disclosure Letter that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the inclusion of an item in such Partnership Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Partnership (a “Partnership Material Adverse Effect”)), (x) MGP and the Partnership (severally and not jointly with EGP) represent and warrant to the Parent Entities as follows with respect to the Partnership/MGP Representations, and (y) EGP (severally and not jointly with MGP and the Partnership) represents and warrants to the Parent Entities as follows with respect to the EGP Representations:

5.1 Organization, General Authority and Standing.

(a) The Partnership is a limited partnership validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Section 5.1(a) of the Partnership Disclosure Letter sets forth a true and complete list of the Partnership’s Subsidiaries. Each of the Partnership’s Subsidiaries (i) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership has made available to Parent true and complete copies of the Partnership Certificate of Limited Partnership and the Existing Partnership Agreement (the “Partnership Organizational Documents”), and true and complete copies of the certificates of formation and limited liability company agreements (or comparable governing documents) of each of the Partnership’s Subsidiaries (the “Partnership Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Partnership Organizational Documents and Partnership Subsidiary Documents are in full force and effect and the Partnership and its Subsidiaries are not in violation of any of their provisions in any material respect.

(b) Each of MGP and EGP is a corporation validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except for the Partnership, each of MGP and EGP do not have any direct Subsidiaries. Each of MGP and EGP has made available to Parent true and complete copies of their respective governing documents, in each case as amended to the date of this Agreement. All such governing documents are in full force and effect, and MGP and EGP are not in material violation of any of their provisions.

5.2 Capitalization.

(a) The authorized equity interests of the Partnership consist of Units representing partnership interests in the Partnership (“Partnership Units”). At the close of business on January 13, 2020, the issued and outstanding partnership interests of the Partnership consisted of 4,367,215 Partnership Units, of which 40,640 were Restricted Partnership Units issued pursuant to the Pope Resources 2005 Unit Incentive Plan. MGP and EGP are the sole general partners of the Partnership. The authorized capital stock of MGP consists of 50,000 shares of common stock, no par value, of MGP, and the authorized capital stock of EGP consists of 50,000 shares of common stock, no par value, of EGP. As of the date hereof and as of the Closing, (A) 50,000 shares of MGP Common Stock are and will be issued and outstanding, and (B) 50,000 shares of EGP Common Stock are and will be issued and outstanding, in each case all of which will be held by the Pope General Partner Shareholder and the Andrews General Partner Shareholder, each as defined in the Shareholders Agreement. All outstanding equity securities of each Partnership Entity have been duly authorized, validly issued, fully paid and (if a corporation) nonassessable and free of preemptive rights (except as set forth in the Existing Partnership Agreement).

(b) As of the date of this Agreement, except as set forth above in this Section 5.2, (A) there are no partnership interests, limited liability company interests or other equity securities of the Partnership Entities or any of their respective Subsidiaries issued or, in the case of MGP and EGP, authorized and reserved for issuance (except, in the case of Subsidiaries of the Partnership, for interests or securities issued to the Partnership or another Subsidiary thereof), (B) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Partnership Entities or any of their respective Subsidiaries to issue, transfer or sell any partnership or other equity interest of such Persons or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement and as disclosed in Section 5.2(b) of the Partnership Disclosure Letter, and (C) there are no contractual obligations of the Partnership Entities or any of their respective Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such Persons or any such securities or agreements listed in clause (B) of this sentence.

(c) None of the Partnership Entities nor any of their respective Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Partnership Unitholders or holders of shares of common stock of EGP or MGP on any matter.

(d) There are no voting trusts or other agreements or understandings to which any Partnership Entity or any of their respective Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of any Partnership Entity.

5.3 Equity Interests in other Entities; Funds.

(a) Other than ownership interests set forth in Schedule 5.1(a) of the Partnership Disclosure Letter, none of the Partnership Entities owns beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind. The Partnership Entities own such interests listed on Schedule 5.1(a) of the Partnership Disclosure Letter free and clear of all Liens.

(b) Section 5.3(b) of the Partnership Disclosure Letter sets forth (i) the names, addresses and percentage interests of each equityholder of each of the Funds, (ii) the capital account and the undrawn capital commitment of each equityholder of each of the Funds and (iii) a balance sheet of each of the Funds as of September 30, 2019 prepared in all material respects in accordance with GAAP, except as may be indicated in the notes thereto and subject to normal year-end adjustments and the absence of footnote disclosure.

5.4 Power, Authority and Approvals of Transactions.

(a) Each of the Partnership Entities has the requisite corporate or limited partnership power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the MGP Stockholder Approval, the EGP Stockholder Approval and the Partnership Unitholder Approval, to consummate the Transactions to be engaged in by such party. Subject to the MGP Stockholder Approval, the EGP Stockholder Approval and the Partnership Unitholder Approval, this Agreement and the consummation of the Transactions by each such party have been authorized by all necessary corporate and limited partnership action by the Partnership Entities. This Agreement has been duly executed and delivered by each Partnership Entity and, assuming due authorization, execution and delivery by the each of the other Parties, constitutes the valid and binding obligation of such Partnership Entity, enforceable against such Partnership Entity in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

(b) The Special Committee has (i) determined that the execution, delivery and performance of this Agreement by the Partnership and the consummation of the Transactions by the Partnership are advisable to and in the best interests of the Partnership and the Unaffiliated Partnership Unitholders, (ii) approved the consummation by the Partnership of the Transactions, (iii) recommended that the Partnership Board approve this Agreement and the consummation by the Partnership of the Transactions, and (iv) determined that MGP (or a Person designated by MGP) serve as the Limited Partner of record for all Partnership Units held by Assignees and to vote such Partnership Units as may be directed by the Assignee holding such Partnership Units (in the case where such Assignee gives such a direction but does not elect to become a Limited Partner). The Partnership Board has (1) determined that the execution, delivery and performance of this Agreement by the Partnership and the consummation by the Partnership of the Transactions are advisable to and in the best interests of the Partnership, (2) duly authorized and approved the execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the Transactions (which approval constitutes MGP’s separate concurrence as contemplated under the Partnership Agreement), (3) elected to have MGP (or a Person designated by MGP) serve as the Limited Partner of record for all Partnership Units held by Assignees and to vote such Partnership Units as may be directed by the Assignee holding such Partnership Units (in the case where such Assignee gives such a direction but does not elect to become a Limited Partner), (4) recommended that the Partnership’s unitholders approve this Agreement and the Transactions and (5) resolved to submit this Agreement to a vote at a Partnership Meeting and recommend approval of this Agreement by the Partnership’s unitholders (such recommendation, the “Partnership Board Recommendation”).

5.5 No Violations or Defaults. Subject to required filings under federal and state securities Laws and with the NASDAQ, assuming the other consents and approvals contemplated by Section 5.6 and Article VIII are duly obtained, assuming the consents, waivers and approvals specified in Section 7.9(a) are obtained and except as set forth in Section 5.5 of the Partnership Disclosure Letter, the execution, delivery and performance of this Agreement and the Transactions by each Partnership Entity do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which such Partnership Entity or any of its Subsidiaries is a party or by which such Partnership Entity or any of its Subsidiaries or properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect, (ii) constitute a breach or violation of, or a default under any organizational document of the Partnership Entities or their respective Subsidiaries (including the Existing Partnership Agreement and the Partnership Certificate of Limited Partnership), (iii) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to the Partnership Entities or any of their respective Subsidiaries or (iv) result in the creation of any material Lien (except any Permitted Lien) on any of the assets of the Partnership Entities or any of their respective Subsidiaries’ assets.

5.6 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by any Partnership Entity of this Agreement or (ii) the consummation by any Partnership Entity of the Transactions, except for (A) the filing with the SEC of a proxy statement relating to the matters to be submitted to the Partnership Unitholders (the “Partnership Proxy Statement”) at a meeting of such holders for the purpose of approving this Agreement and the Transactions (including any adjournment or postponement thereof, the “Partnership Meeting”) and other filings required under federal or state securities Laws, (B) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NASDAQ, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

5.7 Financial Reports and the Partnership SEC Documents.

(a) Since January 1, 2018, the Partnership has filed with or furnished to the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished by it under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Partnership SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Partnership SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be and, did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of the Partnership included in the Partnership SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) (A) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations and subject, in the case of unaudited quarterly statements, to normal year-end adjustments and the absence of footnote disclosure), and (C) fairly present in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not individually or in the aggregate material).

(c) None of the Partnership Entities or any of its consolidated Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among any Partnership Entity and any of its consolidated Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Partnership in the Partnership’s published financial statements or any Partnership SEC Documents

5.8 Internal Controls and Procedures. The Partnership has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Partnership, including its Subsidiaries, required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Partnership’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Partnership’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Partnership’s auditors and the audit committee of the Partnership Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Partnership’s ability to record, process, summarize and report financial data and have identified for the Partnership’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal controls. The principal executive officer and the principal financial officer of the Partnership have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Partnership SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

5.9 Absence of Undisclosed Liabilities.

(a) Except as disclosed in the audited financial statements (or notes thereto) included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2018, the unaudited financial statements (or notes thereto) included in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (the “Balance Sheet Date”), and in the financial statements (or notes thereto) included in subsequent Partnership SEC Documents filed by the Partnership prior to the date of this Agreement, neither the Partnership nor any of its consolidated Subsidiaries had at the Balance Sheet Date or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (i) liabilities, obligations or contingencies that (A) are accrued or reserved against in the financial statements of the Partnership included in the Partnership SEC Documents filed prior to the date of this Agreement, or reflected in the notes thereto, (B) were incurred since the Balance Sheet Date in the ordinary course of business and consistent with past practices, (C) were incurred in accordance with this Agreement or (D) were incurred in connection with this Agreement and the consummation of the Transactions or (ii) liabilities, obligations or contingencies that (A) would not reasonably be expected to have, either individually or in the aggregate, a Partnership Material Adverse Effect or (B) that have been discharged or paid in full prior to the date of this Agreement.

(b) Except for liabilities or obligations incurred pursuant to or in connection with this Agreement and the Transactions or for fees and expenses incurred in connection with this Agreement and the consummation of the Transactions (all of which fees and expenses will be paid and satisfied in full prior to or substantially concurrent with the Closing), and except for MGP’s and EGP’s obligations under applicable Law or the Existing Partnership Agreement as general partners of the Partnership, there are (i) no liabilities or obligations of EGP or MGP (whether absolute, accrued, contingent or otherwise) of any nature that are or would reasonably be expected to exceed $250,000 in the aggregate; and (ii) no liabilities or obligations of EGP or MGP (whether absolute, accrued, contingent or otherwise) of any nature that are or would reasonably be expected to be in excess of the sum of the GP Merger 1 Consideration and the GP Merger 2 Consideration.

5.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, condition, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Since the Balance Sheet Date and through the date of this Agreement, except for this Agreement and the Transactions and the discussions, negotiations and transactions related thereto or related to any similar transaction involving the merger or acquisition of a Partnership Entity or a material portion of its assets, each Partnership Entity has carried on and operated its businesses in all material respects in the ordinary course of business and no Partnership Entity or any of its Subsidiaries has undertaken any action that would be prohibited by Sections 4.1(d), (e), (j) or (l) or, as it relates to the foregoing clauses, (r).

5.11 Compliance with Applicable Law; Permits.

(a) Each of the Partnership Entities is in compliance with, and is not in default under or in violation of, any applicable Law, other than any noncompliance, default or violation which would not, individually or in the aggregate, be reasonably expected to be material to the Partnership Entities and their respective Subsidiaries (taken as a whole). As of the date of this Agreement, none of the Partnership Entities has received any written communication since the Balance Sheet Date from a Governmental Authority that alleges that any Partnership Entity or any of its Subsidiaries is not in compliance in all material respects with or is in default or violation of in any material respect any applicable Law. Notwithstanding the foregoing, no representation or warranty shall be deemed to be made in this Section 5.11(a) with respect to Environmental Laws or applicable Laws relating to employee benefit matters, employment or labor matters or Tax matters.

(b) Except for the Environmental Permits (which are addressed in Section 5.13), each Partnership Entity and each of its Subsidiaries is in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Partnership Permits”), except where the failure to be in possession of such Partnership Permits would not, individually or in the aggregate, be reasonably expected to be material to the Partnership Entities and their respective Subsidiaries (taken as a whole). All Partnership Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to be material to the Partnership Entities and their respective Subsidiaries (taken as a whole). No suspension or cancellation of any of the material Partnership Permits is pending or, to the Knowledge of the Partnership, threatened. To the Knowledge of the Partnership, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of any Partnership Entity or any of their respective Subsidiaries under, any material Partnership Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew, extend, any material Partnership Permit (in each case, with or without notice or lapse of time or both).

5.12 Material Contracts.

(a) Section 5.12 of the Partnership Disclosure Letter contains a complete and accurate list of the following contracts to which the Partnership or any of its Subsidiaries is a party in effect on the date of this Agreement (each contract required to be disclosed on Section 5.12 of the Partnership Disclosure Letter being a “Partnership Material Agreement”):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) each contract to which any Partnership Entity or any of their respective Subsidiaries is a party for the purchase or sale of logs, chips, timber or third-party timber cutting rights having a value in excess of $500,000 in any 12 month period or $1,000,000 in the aggregate over the remaining term of such contract;

(iii) each contract to which any Partnership Entity or any of their respective Subsidiaries is a party for the purchase, sale, option or leasing of minerals or mineral rights having a value in excess of $500,000 in any 12 month period or $1,000,000 in the aggregate over the remaining term of such contract;

(iv) each contract with any supplier or vendor under which any Partnership Entity or any of their respective Subsidiaries is obligated to purchase goods or services involving consideration in excess of $500,000 in any 12 month period or $1,000,000 in the aggregate over the remaining term of such contract (except with respect to purchase of items of inventory in the ordinary course of business consistent with past practice);

(v) each contract pursuant to which any Partnership Entity or their respective Subsidiaries is required to generate output from a specified geography or territory in excess of $500,000 in any 12 month period or $1,000,000 in the aggregate over the remaining term of such contract;

(vi) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of any Partnership Entity or any of their respective Subsidiaries;

(vii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by the Partnership or any of its Subsidiaries, in excess of $500,000;

(viii) each contract that provides for indemnification by the Partnership or any of its Subsidiaries that remains in effect as of the date of this Agreement with respect to liabilities in connection with the Partnership’s or any of its Subsidiaries’ previous sales of the Partnership’s or any of its Subsidiaries’ business, assets or properties;

(ix) each contract that provides for a deferred purchase price of property by any Partnership Entity or their respective Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset), and any contract securing the obligations of any Partnership Entity or their respective Subsidiaries with respect to such commitment, in each case other than contracts solely between or among the Partnership Entities or their respective Subsidiaries;

(x) each contract for lease of personal property or real property involving aggregate payments in excess of $100,000 in any calendar year that are not terminable (without penalty to any Partnership Entity) within 60 days;

(xi) each contract that (A) contains a non-compete or similar type of provision that restricts the ability of any Partnership Entity or their respective Subsidiaries to compete in any line of business or with any Person or in any geographic area, (B) imposes any restriction on the right or ability of any Partnership Entity or their respective Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (C) contains an exclusivity or “most favored nation” clause that restricts the business of any Partnership Entity or their respective Subsidiaries;

(xii) each contract involving (x) the pending acquisition or sale of (or option to purchase or sell) the assets or properties of any Partnership Entity or their respective Subsidiaries or (y) option rights exercisable by third parties to acquire conservation easements that may affect any Partnership Property;

(xiii) each contract that is intended to reduce or eliminate the fluctuations in the prices of commodities or fluctuations in interest rates;

(xiv) each material partnership, joint venture, strategic alliance or limited liability company agreement with a third party, other than any Partnership Organizational Document or Partnership Subsidiary Document;

(xv) each contract expressly limiting or restricting the ability of the Partnership or its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(xvi) each contract requiring the Partnership to make expenditures that would reasonably be expected to be in excess of $500,000 in the aggregate during the 12-month period following the date of this Agreement; and

(xvii) each collective bargaining agreement to which the Partnership or any of its Subsidiaries is a party or is subject.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity, and except for Partnership Material Agreements that, after the date of this Agreement, have expired in accordance with their terms or have been terminated in accordance with Section 4.1 of this Agreement, each of the Partnership Material Agreements (i) constitutes the valid and binding obligation of the Partnership or its Subsidiaries and, to the Knowledge of the Partnership, constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

(c) There is not under any Partnership Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of the Partnership or its Subsidiaries, or to the Knowledge of the Partnership, any other party thereto, or as of the date hereof any written notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.13 Environmental Matters. Except as individually or in the aggregate, has not had and would not reasonably be expected to have a Partnership Material Adverse Effect, (a) each Partnership Entity and each of its Subsidiaries is in compliance with all Environmental Laws, and no Partnership Entity or any of its Subsidiaries has received any communication alleging that any Partnership Entity or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law; (b) each Partnership Entity and each of its Subsidiaries possesses and is in compliance with all Environmental Permits required for the conduct of its respective operations and all such Environmental Permits are valid and in good standing; (c) there are no Environmental Claims pending or, to the Knowledge of the Partnership, threatened against or affecting any Partnership Entity or any of its Subsidiaries; (d) there has been no Release of or exposure to any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against any Partnership Entity or any of its Subsidiaries; and (e) no Partnership Entity or any of its Subsidiaries has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against any Partnership Entity or any of its Subsidiaries.

5.14 Title to Properties.

(a) Section 5.14(a) of the Partnership Disclosure Letter sets forth a complete and accurate list of the addresses or county assessor’s tax parcel numbers of the real properties owned by any Partnership Entity or any of its Subsidiaries as of the date of this Agreement (the “Owned Real Property”). Except as is or would reasonably be expected to be material to the Partnership Entities and their respective Subsidiaries (taken as a whole), and except for Permitted Liens, (i) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein, and (ii) to the Knowledge of the Partnership, there are no boundary disputes relating to any Owned Real Property and no encroachments materially and adversely affecting the use of any Owned Real Property.

(b) Section 5.14(b) of the Partnership Disclosure Letter sets forth a complete and accurate list of the addresses or county assessor’s tax parcel numbers of all real property leased or subleased by any Partnership Entity or any of its Subsidiaries as of the date of this Agreement (such properties, together with the Owned Real Property, the “Partnership Property”).

(c) Except as would not be material to the Partnership Entities and their respective Subsidiaries (taken as a whole), except for Permitted Liens, and except as set forth on Section 5.14(c) of the Partnership Disclosure Letter, each of the Partnership Entities and their respective Subsidiaries has good and valid title to, and marketable and insurable fee simple interest in or a valid leasehold interest in, each of the Partnership Properties, in each case free and clear of all conditions, encroachments, easements, rights of way, restrictions and Liens. No Partnership

Entity or any of its Subsidiaries has received written notice to the effect that there are any condemnation, expropriation or other proceedings that are pending or, to the Knowledge of the Partnership, threatened with respect to any material portion of any of the Partnership Properties. Except for the owners of the properties in which the Partnership Entities or their Subsidiaries has a leasehold interest, and except as otherwise set forth on Section 5.14(c) of the Partnership Disclosure Letter, no Person other than Partnership or a Subsidiary of the Partnership has any ownership interest in any of the Partnership Properties.

(d) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Partnership Material Adverse Effect, (i) there has not been any claim made against any policies of title insurance that have been issued, insuring the Partnership’s or its applicable Subsidiary’s fee simple title to any of the Partnership Properties, that has not been resolved, and (ii) there is no suit, action or other proceeding pending or, to the Knowledge of the Partnership, threatened against or affecting Partnership or any Subsidiary of the Partnership challenging Partnership’s or the applicable Subsidiary’s fee simple title to any of the Partnership Properties.

(e) Each of Partnership and each of its Subsidiaries has complied with the terms of all leases pursuant to which the Partnership or such Subsidiary has a leasehold interest in any of the Partnership Properties, and all such leases are in full force and effect, except for such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Partnership Material Adverse Effect.

(f) Section 5.14(f) of the Partnership Disclosure Letter lists the “activity centers” (as such term is defined under applicable Law) for endangered or threatened species on the Partnership Properties.

(g) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Partnership Material Adverse Effect, neither Partnership nor any of its Subsidiaries has taken any action which would disqualify portions of any Partnership Property now assessed for ad valorem Taxes on the basis of farm, forest or open space for continued assessment as farm, forest or open space lands.

5.15 Litigation. There are no civil, criminal or administrative actions, suits, litigation, claims, causes of action, investigations, arbitrations, mediations or other proceedings (collectively, “Proceedings”) pending or, to the Knowledge of the Partnership, threatened, against the Partnership or its Subsidiaries or to which the Partnership or any Subsidiary is otherwise a party or, to the Knowledge of the Partnership, threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to be material to the Partnership Entities and their respective Subsidiaries (taken as a whole) or, as of the date of this Agreement, delay the consummation of the Merger(s) beyond the Outside Date.

5.16 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of the Partnership Entities specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (b) the Partnership Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Partnership Proxy Statement is first mailed to Partnership Unitholders, and at the time of the Partnership Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Partnership Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Partnership Entities make no representation or warranty with respect to information supplied by or on behalf of the Parent Entities for inclusion or incorporation by reference in any of the foregoing documents.

5.17 Tax Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect:

(a) Each of the Partnership and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to the Partnership or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by the Partnership or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against the Partnership or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by the Partnership or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where the Partnership or one of its Subsidiaries do not currently file a Tax Return that the Partnership or such Subsidiary is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Partnership;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Partnership or any of its Subsidiaries;

(f) each of the Partnership and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of the Partnership or any of its Subsidiaries is a party to a Tax allocation or sharing agreement or a Tax Protection Agreement or any other similar Tax indemnification arrangement (other than any contract (i) exclusively between or among the Partnership and its Subsidiaries or (ii) with third parties, made in the ordinary course of business, the primary subject matter of which is not Tax), and no payments are due or will become due by the Partnership or any of its Subsidiaries pursuant to any such agreement or arrangement;

(h) each of the Pope Private REITs (i), for all taxable years commencing with its initial taxable year through and including its taxable year ended December 31 immediately prior to the Closing, has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes, (ii) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal Tax purposes and will continue to operate in such a manner so that it will continue to qualify as a REIT (determined, for the purpose of this clause (ii), as if the Pope Private REITs’ taxable years ended immediately prior to Closing, and in the case of each of clauses (i) and (ii), independent of, and without having to comply with, any (A) procedure for payment of a material deficiency for any taxable year, or (B) provision for relief from any requirement of the Code which may be available from the IRS on a discretionary basis or only upon the payment of a material excise, penalty or similar Tax) and (iii) has not taken or omitted to take any action that could reasonably be expected to result in the Pope Private REITs’ failure to qualify as a REIT or a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the Knowledge of the Partnership, threatened;

(i) none of the Pope Private REITs has any earnings and profits attributable to itself or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code;

(j) (i) none of the Pope Private REITs has engaged at any time in a “prohibited transaction” within the meaning of Section 857(b)(6) of the Code; (ii) none of the Pope Private REITs has engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “redetermined TRS service income,” or “excess interest” described in Section 857(b)(7) of the Code; and (iii) no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax arising from the transactions described in the preceding clauses will be imposed on any of the Pope Private REITs;

(k) none of the Pope Private REITs holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the Treasury Regulations thereunder;

(l) none of the Partnership or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than the Partnership or any of its Subsidiaries), as a transferee or successor, by contract (other than any contract described in clause (g) above), or otherwise;

(m) the Partnership and each of its Subsidiary Partnerships has in effect a valid election under Section 754 of the Code;

(n) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation;

(o) neither the Partnership nor any Subsidiary Partnership has made any election under Section 1101(g)(4) of the Bipartisan Budget Act of 2015 or has failed to make any election that was available to be made by it under Section 6226 of the Code (or similar provision of state, local or other Tax law);

(p) Section 5.17(p) of the Partnership Disclosure Letter sets forth each Subsidiary of the Partnership and its classification for U.S. federal income tax purposes as of the date hereof; and

(q) Section 5.17(q) of the Partnership Disclosure Letter lists all assets held by the Partnership and any Subsidiary Partnerships which are held primarily for sale to customers in the ordinary course of business within the meaning of Section 1221(a)(1) of the Code.

5.18 Employee Benefits.

(a) Section 5.18(a) of the Partnership Disclosure Letter sets forth a complete and accurate list of each Employee Benefit Plan that is (i) sponsored or maintained for the benefit of one or more employees, directors or independent contractors (or former employees, directors or independent contractors) of the Partnership and its ERISA Affiliates, (ii) sponsored, maintained or contributed to by the Partnership or any of its ERISA Affiliates, or (iii) for which the Partnership or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Partnership Employee Benefit Plan”).

(b) With respect to each Partnership Employee Benefit Plan, as of the Closing, the Partnership shall have theretofore made available to Parent a true and complete copy, or summary if no plan document exists, as of the date of this Agreement, of (i) such Partnership Employee Benefit Plan, (ii) each trust agreement or annuity contract, if any, in effect as of the date of this Agreement that relates to such Partnership Employee Benefit Plan, (iii) the most recently prepared actuarial valuation report in connection with the Partnership Employee Benefit Plan for which an actuarial valuation report was required to be prepared under applicable Law, and (iv) all material filings and correspondence with any Governmental Authority within the prior three (3) years.

(c) Each Partnership Employee Benefit Plan has been administered in all material respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Partnership Employee Benefit Plan, and in all material respects complies with such terms and such Laws. There are no material investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Partnership Employee Benefit Plans) or proceedings pending or, to the Knowledge of the Partnership, threatened against or involving any Partnership Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Partnership Employee Benefit Plan, except as would not reasonably be expected to result in a material liability to the Partnership and its Subsidiaries, taken as a whole.

(d) There do not now exist, nor do any circumstances exist that would result in, any liabilities to the Partnership or any of its ERISA Affiliates under (i) Section 302 of ERISA, (ii) Sections 412 and 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code), in each case, that would reasonably be expected to be a liability of Parent and its

Affiliates following the LP Merger Effective Time. Each Partnership Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan and nothing has occurred that could adversely affect the qualified status of any such Partnership Employee Benefit Plan.

(e) Except as set forth on Section 5.18(e) of the Partnership Disclosure Letter, no Partnership Employee Benefit Plan or any other arrangement maintained by the Partnership or its Subsidiaries provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state Law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement that extends for a period of no longer than eighteen (18) months following termination. Except as would not, individually or in the aggregate, be reasonably expected to be material to the Partnership Entities and their respective Subsidiaries (taken as a whole) each of the Partnership and each of its ERISA Affiliates is in compliance with (x) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (y) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(f) Except as set forth on Section 5.18(f) of the Partnership Disclosure Letter, no Partnership Employee Benefit Plan is, and none of the Partnership, its Subsidiaries or any of their respective ERISA Affiliates contributes to, during the past six years has contributed to or has any liability or obligation, whether actual or contingent, with respect to any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(g) Each Partnership Employee Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has in all material respects been operated in compliance with, and is in documentary compliance in all material respects with, Section 409A of the Code and IRS regulations and guidance thereunder.

(h) Except as set forth in Section 5.18(h) of the Partnership Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions will, individually or together with the occurrence of any other event, (i) result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code to the Partnership, its Subsidiaries or any employee, director or independent contractor of the Partnership or its Affiliates, (ii) result in or entitle any employee, director or independent contractor of the Partnership or its Affiliates to any payment or benefit, (iii) accelerate the vesting, funding or time of payment of any compensation or other benefit payable pursuant to any Partnership Employee Benefit Plan or to any employee, director or independent contractor of the Partnership or its Affiliates, or (iv) increase the amount or value of any payment, compensation or benefit to any employee, director or independent contractor of the Partnership or its Affiliates.

(i) The Partnership is, and has been, in material compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except as would not, individually or in the aggregate, be reasonably expected to be material to the Partnership Entities and their respective Subsidiaries (taken as a whole). There are no pending or, to the Knowledge of the Partnership, threatened material investigations, audits, complaints or proceedings against the Partnership by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that would be reasonably expected to result in a Partnership Material Adverse Effect.

(j) No Partnership employees are covered by a collective bargaining agreement, and, to the Knowledge of the Partnership, (x) none of the Partnership employees are represented by a labor organization and (y) no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the Partnership employees. Except as would not, individually or in the aggregate, be reasonably expected to be material to the Partnership Entities and their respective Subsidiaries (taken as a whole), there are no pending or, to the Knowledge of the Partnership, threatened, labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three (3) years.

5.19 Intellectual Property. The Partnership and its Subsidiaries own or have the right to use all intellectual property necessary for the operation of the businesses of the Partnership and its Subsidiaries as presently conducted (collectively, the “Partnership Intellectual Property”) free and clear of all encumbrances except for Permitted Liens, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. The use of the Partnership Intellectual Property by the Partnership in the operation of the business of the Partnership as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.20 Related Party Agreements. Section 5.20 of the Partnership Disclosure Letter sets forth a correct and complete list of any agreement, plan or arrangement in existence as of the date of this Agreement between any Partnership Entity or any of its Subsidiaries, on the one hand, and (i) any executive officer or director of any Partnership Entity or any Subsidiary thereof, (ii) any beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of shares of capital stock of EGP or MGP, or (iii) any Affiliate or, to the Knowledge of the Partnership, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, on the other hand, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (i), (ii) or (iii) (each agreement, plan or arrangement required to be disclosed on Section 5.20 of the Partnership Disclosure Letter being a “Partnership Related Party Agreement”).

5.21 Insurance. The Partnership and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Partnership believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) all material insurance policies maintained by or on behalf of the Partnership or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Partnership or its Subsidiaries and (ii) the Partnership and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Partnership or any of its Subsidiaries as of the date of this Agreement, and neither the Partnership nor any of its Subsidiaries is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

5.22 State Takeover Statutes. The Partnership Board has taken all action necessary to render inapplicable to this Agreement, the Support Agreements and the transactions contemplated hereby and thereby all applicable state anti-takeover statutes or regulations and any corresponding provisions in the Partnership Certificate of Limited Partnership, the Existing Partnership Agreement or other governing documents of the Partnership. Each of the Board of Directors of MGP and EGP has taken all action necessary to render inapplicable to this Agreement, the Support Agreements and the transactions contemplated hereby and thereby all applicable state anti-takeover statutes or regulations and any corresponding provisions in the governing documents of MGP or EGP, respectively.

5.23 Partnership Unitholder Approval. The approval of this Agreement and the Transactions by (a) the holders of a majority of the outstanding MGP Common Stock, (b) the holders of a majority of the outstanding EGP Common Stock, and (c) the votes required for the Partnership Unitholder Approval, are the only votes or approvals of any class or series of securities of any Partnership Entity necessary to adopt this Agreement and to approve the Transactions.

5.24 Financial Advisors. Except as set forth on Section 5.24 of the Partnership Disclosure Letter, there is no broker, finder, investment banker or financial advisor that has been retained by or is authorized to act on behalf of the Partnership Entities or any of their Subsidiaries who might be entitled to any fee or commission from the Partnership Entities or any of their Affiliates in connection with the Transactions. Set forth on Section 5.24 of the Partnership Disclosure Letter is a good faith estimate by the Partnership, as of the date of this Agreement, subject to the assumptions and qualifications set forth therein, of all financial, legal, accounting or other advisory fees and expenses incurred but not paid, or expected to be incurred, by the Partnership Entities or their Subsidiaries in connection with this Agreement and the consummation of the Transactions.

5.25 Opinion of the Financial Advisor. The Special Committee has received the opinion of Centerview Partners to the effect that, as of the date thereof and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the LP Merger Consideration to be paid to the holders of Partnership Units (other than Affiliated Partnership Unitholders) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

5.26 No Other Representations and Warranties.

(a) Each of the Parent Entities acknowledges and agrees that, except for the representations and warranties of the Partnership Entities set forth in this Article V and the representations and warranties of such Persons set forth in the Support Agreements, (i) none of the Partnership Entities, their respective Affiliates or Representatives nor any other Person makes or has made, and none of the Parent Entities or any other Person is relying upon, any express or implied representation or warranty with respect to any of the Partnership Entities, their respective Affiliates or any other Person related thereto or their respective business or operations, including with respect to any oral, written, video, electronic or other information provided or made available to the Parent Entities or any of their respective Affiliates or Representatives or any oral, written, video, electronic or other information developed by the Parent Entities, their respective Affiliates or any of their respective Representatives (including with respect to the accuracy or completeness thereof) and (ii) without limiting the generality of the foregoing clause (i), but subject to the representations, warranties and covenants of such Persons set forth in this Agreement and the Support Agreements, none of the Partnership Entities, their respective Affiliates or Representatives nor any other Person will have or be subject to any liability or other obligation to the Parent Entities or any other Person resulting from the distribution to the Parent Entities, their Affiliates or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by any of them, of any information, documents, estimates, projections, sample calculations, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to any of them, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in expectation of the Transactions.

(b) Each of the Parent Entities acknowledges and agrees that (i) in connection with the due diligence investigation by the Parent Entities, the Parent Entities have received certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Partnership Entities, their respective Affiliates and their respective businesses and operations, (ii) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which the Parent Entities are familiar, and (iii) the Parent Entities have not relied on such information or any other information (including with respect to the accuracy or completeness thereof) and will have no claim against the Partnership Entities, their respective Affiliates or any of their respective Representatives or any other Person, with respect thereto, except for the representations and warranties made by the Partnership Entities set forth in Article V of this Agreement and any rights hereunder with respect thereto.

(c) Without amending, limiting or otherwise modifying the representations and warranties of the Partnership Entities set forth in Article V of this Agreement or the representations and warranties of such Persons set forth in the Support Agreements, each of the Parent Entities acknowledges and agrees that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Partnership Entities and their respective Affiliates which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Partnership Entities and to discuss the business and assets of the Partnership Entities and their respective Affiliates.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES

Except as set forth in (a) all forms, registration statements, reports, schedules and statements publicly filed with or furnished to the SEC by Parent under the Exchange Act or the Securities Act, including any amendments or supplements thereto, since January 1, 2018 and on or prior to the date of this Agreement (collectively, the “Parent SEC Documents”) (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements) or the terms of any agreements that may be contained in any exhibits and schedules thereto or information incorporated therein by reference) or (b) the corresponding section of the Parent Disclosure Letter (provided that (i) disclosure in any section of such Parent Disclosure Letter is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Parent Disclosure Letter that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the inclusion of an item in such Parent Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”)), the Parent Entities represent and warrant to the Partnership Entities as follows:

6.1 Organization, General Authority and Standing.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of North Carolina and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Parent is duly licensed or qualified to do business and in good standing to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 6.1(a) of the Parent Disclosure Letter sets forth a true and complete list of Parent’s Subsidiaries. Each of Parent’s Subsidiaries (including Parent Opco and the Merger Subsidiaries) (i) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Partnership true and complete copies of the governing documents of Parent and Parent Opco, in each case as amended to the date of this Agreement. All such governing documents of Parent and Parent Opco are in full force and effect, and Parent and Parent Opco, as applicable, is not in material violation of the terms thereof.

6.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 480,000,000 shares of Parent Common Stock and 15,000,000 shares of preferred stock (“Parent Preferred Stock”). At the close of business on January 13, 2020, 129,331,582 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding. No class or series of capital stock of Parent is entitled to preemptive rights. All of the outstanding shares of capital stock of Parent and each of the Subsidiaries of Parent that is a corporation is duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and were issued in compliance with applicable Laws, and all the shares of Parent Common Stock and Parent Opco Units to be issued in connection with the LP Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and will be issued in compliance with applicable Laws. All equity interests in each of the Subsidiaries of Parent that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Subsidiaries of Parent that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, if a corporation, nonassessable.

(b) As of the date of this Agreement, except as set forth above in this Section 6.2 or in connection with compensatory equity awards issued under Parent equity plans the terms of which are disclosed in the Parent SEC Documents, (A) there are no shares of capital stock or other equity securities of the Parent Entities or any of their respective Subsidiaries issued or authorized and reserved for issuance (except, in the case of Subsidiaries of Parent, for shares or securities issued to Parent or another Subsidiary of Parent), (B) there are no outstanding options, profits interests, phantom securities, restricted equity securities, equity appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Parent Entities or any of their respective Subsidiaries to issue, transfer or sell any capital stock or other equity interest of such Persons or any securities convertible into or exchangeable for such capital stock or equity interests, or any commitment to authorize, issue or sell the same or any such capital stock or other equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of the Parent Entities or any of their respective Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity interest in such Persons or any such securities or agreements listed in clause (b) of this sentence.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Parent Stockholders or the holders of Parent Opco equity securities on any matter.

6.3 Power, Authority and Approvals of Transactions. Each Parent Entity has the requisite organizational power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. This Agreement and the Transactions have been authorized by all necessary corporate action by the Parent Entities, and no other organizational proceedings on the part of any such Party are necessary to authorize this Agreement or the Transactions. The Parent Board and board of directors and/or board of managers of each

Merger Subsidiary has approved and declared advisable this Agreement and the Transactions. This Agreement has been duly executed and delivered by the Parent Entities and, assuming due authorization, execution and delivery by the Other Parties, constitutes, as applicable, the Parent Entities’ valid and binding obligations, enforceable against such Parent Entity in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

6.4 Equity Interests in other Entities.

(a) Other than ownership interests in its Subsidiaries as set forth in Section 6.1(a) of the Parent Disclosure Letter, none of the Parent Entities owns beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind. The Parent Entities own such interests in its Subsidiaries free and clear of all Liens.

(b) As of the date hereof, other than as disclosed on Section 6.4(b) of the Parent Disclosure Letter, none of the Parent Entities or their respective Affiliates or, to the Knowledge of Parent, their respective “associates” (as such term is defined in Rule 12b-2 of the Exchange Act) is a beneficial owner of any Partnership Units or has any rights to acquire any Partnership Units (except pursuant to this Agreement).

6.5 Tax Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect:

(a) Each of the Parent, Parent Opco and the Parent’s Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to the Parent, Parent Opco or any of the Parent’s Subsidiaries, and all such Tax Returns are true, correct and complete.

(b) All Taxes owed by the Parent, Parent Opco and the Parent’s Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP.

(c) There is no Proceeding now pending against the Parent, Parent Opco or any of the Parent’s Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by the Parent, Parent Opco or any of the Parent’s Subsidiaries that is still pending.

(d) No written claim has been made by any Tax authority in a jurisdiction where the Parent, Parent Opco or one of the Parent’s Subsidiaries do not currently file a Tax Return that the Parent, Parent Opco or such Parent’s Subsidiary is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Parent, Parent Opco or any of the Parent’s Subsidiaries.

(e) There is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Parent, Parent Opco or any of the Parent’s Subsidiaries.

(f) Each of the Parent, Parent Opco and the Parent’s Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party.

(g) None of the Parent, Parent Opco or any of the Parent’s Subsidiaries is a party to a Tax allocation or sharing agreement or a Tax Protection Agreement or any other similar Tax indemnification arrangement (other than any contract (i) exclusively between or among the Parent, Parent Opco and the Parent’s Subsidiaries or (ii) with third parties, made in the ordinary course of business, the primary subject matter of which is not Tax), and no payments are due or will become due by the Parent, Parent Opco or any of the Parent’s Subsidiaries pursuant to any such agreement or arrangement.

(h) None of the Parent, Parent Opco or any of the Parent’s Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than the Parent, Parent Opco or any of the Parent’s Subsidiaries), as a transferee or successor, by contract (other than any contract described in the parenthetical included in subsection (g) above), or otherwise.

(i) Each of Parent Opco, Merger Sub 1, Merger Sub 2, Merger Sub 3 and the Initial Limited Partner is, and has since its formation (which, in the case of the Initial Limited Partner, may be a date after the date of this Agreement but prior to the Closing Date) always been, properly classified as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.

(j) Parent (i) for all taxable years commencing with its taxable year ended December 31, 2004 through and including its taxable year ended December 31 immediately prior to the Closing Date, has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes, (ii) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal Tax purposes and will continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes the Closing Date) through the LP Merger Effective Time in such a manner so as to so qualify for the taxable year that includes the Closing Date (in the case of each of clauses (i) and (ii), independent of, and without having to comply with, any (A) procedure for payment of a material deficiency for any taxable year, or (B) provision for relief from any requirement of the Code which may be available from the IRS on a discretionary basis or only upon the payment of a material excise, penalty or similar Tax) and (iii) has not taken or omitted to take any action that could reasonably be expected to result in Parent’s failure to qualify as a REIT or a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the Knowledge of Parent, threatened.

(k) None of the Parent’s Subsidiaries is a corporation for U.S. federal income Tax purposes, other than (i) a corporation that qualifies as a REIT, (ii) a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”), or (iii) a corporation that qualifies as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each, a “Taxable REIT Subsidiary”).

6.6 No Violations or Defaults. Subject to required filings under federal and state securities Laws and with the NYSE, assuming the other consents and approvals contemplated by Section 6.7 and Article VIII are duly obtained, the execution, delivery and performance of this Agreement and the consummation of the Transactions by the Parent Entities do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which such Parent Entity or any of its respective Subsidiaries is a party or by which such Parent Entity or any of its Subsidiaries or properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (ii) constitute a breach or violation of, or a default under any organization document of the Parent Entities or their respective Subsidiaries (including the Parent Charter and the limited liability company agreement of Parent Opco), (iii) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to the Parent Entities or any of their respective Subsidiaries or (iv) result in the creation of any material Lien (other than a Permitted Lien) on any of the assets of the Parent Entities or any of their respective Subsidiaries’ assets.

6.7 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by the Parent Entities of this Agreement or (ii) the consummation by the Parent Entities of the Transactions, except for (A) the filing with the SEC of the registration statement on Form S-4 by Parent and Parent Opco covering the issuance of shares of Parent Common Stock and Parent Opco Units in connection with the Mergers (including Parent Awards) (as amended or supplemented from time to time, the “Registration Statement”) and other filings under federal and state securities Laws, (B) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.8 Financial Reports and Parent SEC Documents.

(a) Since January 1, 2018, Parent has filed with and furnished to the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Parent SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (A) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations and subject, in the case of unaudited quarterly statements, to normal year-end adjustments and the absence of footnote disclosure), and (C) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material).

(c) Neither Parent nor any of its consolidated Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among Parent and any of its consolidated Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

6.9 Internal Controls and Procedures. Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

6.10 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2018, the unaudited financial statements (or notes thereto) included in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, and in the financial statements (or notes thereto) included in subsequent Parent SEC Documents filed by Parent prior to the date of this Agreement, neither Parent nor any of its consolidated subsidiaries had at September 30, 2019 or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (i) liabilities, obligations or contingencies that (A) are accrued or reserved against in the financial statements of Parent included in the Parent SEC Documents filed prior to the date of this Agreement, or reflected in the notes thereto, (B) were incurred since September 30, 2019 and prior to the date of this Agreement in the ordinary course of business and consistent with past practice or (C) were incurred in accordance with this Agreement or (ii) liabilities, obligations or contingencies that (A) would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect or (B) have been discharged or paid in full prior to the date of this Agreement.

6.11 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, condition, contribution, occurrence or effect, with respect to the Parent Entities and their Subsidiaries, that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the Transactions and the discussions, negotiations and transactions related thereto, each of the Parent Entities and their Subsidiaries have carried on and operated its businesses in all material respects in the ordinary course of business.

6.12 Compliance with Applicable Law; Permits.

(a) Each of Parent and its Subsidiaries is in compliance with all, and is not in default under or in violation of any, applicable Law, other than any noncompliance, default or violation which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that Parent or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Parent Permits”), except where the failure to be in possession of such Parent Permits would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or threatened, except where such suspension or cancellation would not individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.13 Litigation. There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is otherwise a party or, to the Knowledge of Parent, a threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to be material to Parent and its Subsidiaries (taken as a whole) or delay the consummation of the Merger(s) beyond the Outside Date.

6.14 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of the Parent Entities specifically for inclusion in (i) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (ii) the Partnership Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Partnership Proxy Statement is first mailed to Partnership Unitholders, and at the time of the Partnership Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act. Notwithstanding the foregoing, the Parent Entities make no representation or warranty with respect to information supplied by or on behalf of any Partnership Entity for inclusion or incorporation by reference in any of the foregoing documents.

6.15 Financial Advisors. The Parent Entities have not incurred any liability for fees of any broker, finder or financial advisor in respect of the Transactions for which the Partnership Entities will have any responsibility or liability whatsoever.

6.16 Operations of Merger Subsidiaries. Parent is directly or indirectly the sole holder of all limited liability company interests in each Merger Subsidiary. Each Merger Subsidiary was formed solely for the purpose of engaging in the Transactions and has engaged in no business other than in connection with entering into this Agreement and engaging in the Transactions.

6.17 Availability of Funds. Parent will have available at the Closing funds sufficient to (a) satisfy all of the Parent Entities’ obligations under this Agreement, (b) pay any other amounts required to be paid by any Parent Entity in connection with the Transactions and (c) pay all related fees and expenses of the Parent Entities.

6.18 No Other Representations and Warranties.

(a) The Partnership Entities acknowledge and agree that except for the representations and warranties of the Parent Entities set forth in this Article VI and the representations and warranties of such Persons set forth in the Support Agreements, (i) none of the Parent Entities, their respective Affiliates or Representatives nor any other Person makes or has made, and none of the Partnership Entities or any other Person is relying upon, any express or implied representation or warranty with respect to any of the Parent Entities, their respective Affiliates or any other Person related thereto or their respective business or operations, including with respect to any oral, written, video, electronic or other information provided or made available to the Partnership Entities or any of their respective Affiliates or Representatives or any oral, written, video, electronic or other information developed by the Partnership Entities, their respective Affiliates or any of their respective Representatives (including with respect to the accuracy or completeness thereof) and (ii) without limiting the generality of the foregoing clause (i), but subject to the representations, warranties and covenants of such Persons set forth in this Agreement and the Support Agreements, none of the Parent Entities, their respective Affiliates or Representatives nor any other Person will have or be subject to any liability or other obligation to the Partnership Entities or any other Person resulting from the distribution to the Partnership Entities, their Affiliates or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by any of them, of any information, documents, estimates, projections, sample calculations, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to any of them, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in expectation of the Transactions.

(b) Each of the Partnership Entities acknowledges and agrees that (i) in connection with the due diligence investigation by the Partnership Entities, the Partnership Entities have received certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Parent Entities, their respective Affiliates and their respective businesses and operations, (ii) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which the Partnership Entities are familiar, and (iii) the Partnership Entities have not relied on such information or any other information (including with respect to the accuracy or completeness thereof) and will have no claim against the Parent Entities, their respective Affiliates or any of their respective Representatives or any other Person, with respect thereto, except for the representations and warranties made by the Parent Entities set forth in Article VI of this Agreement and any rights hereunder with respect thereto.

(c) Without amending, limiting or otherwise modifying the representations and warranties of the Parent Entities set forth in Article VI of this Agreement or the representations and warranties of such Persons set forth in the Support Agreements, each of the Partnership Entities acknowledges and agrees that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Parent Entities and their respective Affiliates which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Parent Entities and to discuss the business and assets of the Parent Entities and their respective Affiliates.

ARTICLE VII

COVENANTS

7.1 Consummation of the Transactions.

(a) Subject to the terms and conditions of this Agreement, each of the Parties will cooperate with one another and use (and will cause their respective Subsidiaries to use) its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for in this Agreement) to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(b) In furtherance and not in limitation of the foregoing, each Party, to the extent required, agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within fifteen (15) Business Days after the date of this Agreement, or such other date as may be mutually agreed in writing by the Partnership and Parent. Each of the Parties agrees to supply as promptly as practicable (and in any case within time periods set forth by any Governmental Authority) any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to promptly take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 7.1 necessary to avoid or eliminate each and every impediment under the HSR Act or any other Antitrust Law and obtain the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date), including making agreements to (i) hold separate or divest any property, assets or businesses, (ii) take or commit to take any action that limits their respective freedom of action with respect to, or their ability to retain, any property, assets or businesses, and (iii) initiate or defend against any lawsuit, action or proceeding, judicial or administrative, challenging this Agreement or the Transactions (clauses (i) and (ii) collectively “Antitrust Remedies”); provided, that Parent shall not be required to undertake, or agree to undertake, and none of the Partnership Entities or any of their Subsidiaries shall take (or agree to undertake) without Parent’s prior written consent, any Antitrust Remedies to the extent that any such Antitrust Remedies, individually or in the aggregate, would reasonably be expected to have a material adverse effect on either (A) the Partnership and its Subsidiaries, taken as a whole, or (B) Parent and its Subsidiaries, taken as whole; provided further, that any such Antitrust Remedies shall be conditioned upon the Closing.

(c) Each of the Parties will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) promptly inform the Other Parties of (and supply to the Other Parties) any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Transactions, (iii) permit the Other Parties to review in advance and incorporate the Other Parties’ reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the Transactions and (iv) consult with the Other Parties in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the Other Parties the opportunity to attend and participate in such meetings and teleconferences. Subject to Section 7.4(b), the Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.1 in a manner so as to preserve the applicable privilege.

7.2 Registration Statement; Partnership Proxy Statement.

(a) As soon as practicable following the date of this Agreement (but no later than 20 Business Days after the date of this Agreement unless otherwise mutually agreed by the Partnership and Parent), (i) the Partnership will prepare in preliminary form and file with the SEC the Partnership Proxy Statement and (ii) Parent and Parent Opco will prepare and file with the SEC the Registration Statement. The Partnership, Parent and Parent Opco will use their respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the Transactions. The Partnership will use its reasonable best efforts to cause the Partnership Proxy Statement to be mailed to the Partnership Unitholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent or Parent Opco, and no filing of, or amendment or supplement to, the Partnership Proxy Statement will be made by the Partnership without providing the Other Parties a reasonable opportunity to review and comment thereon (other than, in each case, any filing, amendment or supplement made in connection with a Partnership Change in Recommendation). If at any time prior to the LP Merger Effective Time any information relating to the Partnership, Parent or Parent Opco, or any of their respective Affiliates, directors or officers, is discovered by the Partnership, Parent or Parent Opco that should be set forth in an amendment or supplement to either the Registration Statement or the Partnership Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the Other Parties and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the Partnership Unitholders. The Parties will notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Registration Statement or the Partnership Proxy Statement or for additional information and will supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement, the Partnership Proxy Statement or the Transactions and (ii) all orders of the SEC relating to the Registration Statement.

(b) The Partnership will, as soon as reasonably practicable following the date of this Agreement, in accordance with applicable Law, the Existing Partnership Agreement and the rules of the NASDAQ, establish a record date for, and as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, duly call, give notice of, convene and hold, the Partnership Meeting. The Partnership Proxy Statement shall (subject to Section 7.3) include the Partnership Board Recommendation. The Partnership’s obligations to call, give notice of and hold the Partnership Meeting in accordance with this Section 7.2(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Superior Proposal or Alternative Proposal, or by any Partnership Change in Recommendation. Without limiting the generality of the foregoing, the Partnership agrees that: (i) unless this Agreement is validly terminated in accordance with its terms, the Partnership shall not submit any Superior Proposal to a vote of the Partnership Unitholders; and (ii) the Partnership shall not (without Parent’s prior written consent, not to be unreasonably withheld, conditioned or delayed) adjourn, postpone or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone or cancel) the Partnership Meeting. Notwithstanding anything in this Agreement to the contrary, the Partnership may postpone or adjourn the Partnership Meeting (i) in the absence of proxies sufficient to obtain the Partnership Unitholder Approval, to solicit additional proxies for the purpose of obtaining Partnership Unitholder Approval, (ii) in the absence of a quorum, (iii) to the extent required by a court of competent jurisdiction in connection with any Proceeding in connection with this Agreement or the Transactions and (iv) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Partnership has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Partnership Unitholders prior to the Partnership Meeting. Notwithstanding anything to the contrary in this Agreement, if there occurs a Partnership Change in Recommendation, the Partnership shall remain required to call, hold and convene the Partnership Meeting unless this Agreement has been terminated in accordance with its terms.

7.3 Alternative Proposals; Change in Recommendation by the Partnership.

(a) Each Partnership Entity will, and will cause each of the Partnership’s Subsidiaries to, and will instruct and use reasonable best efforts to cause its and their respective directors, officers, employees and other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Alternative Proposal, and promptly (but in any event no later than 48 hours after the date of this Agreement) request the return or destruction of all confidential information previously provided to such Persons by or on behalf of each such Partnership Entity or the Partnership’s Subsidiaries. Except as permitted by this Section 7.3, each Partnership Entity will not, and will cause the Partnership’s Subsidiaries not to, and will instruct and use reasonable best efforts to cause its and their respective directors, officers, employees and other Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate the submission of any Alternative Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Alternative Proposal, or (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or that could reasonably be expected to lead to, any Alternative Proposal.

(b) Notwithstanding anything to the contrary contained in this Section 7.3, if at any time following the date of this Agreement and prior to obtaining the Partnership Unitholder Approval, (i) the Partnership has received an unsolicited written Alternative Proposal that the Partnership Board or the Special Committee believes is bona fide, and that did not result from a violation of this Section 7.3 and (ii) the Partnership Board (acting on the recommendation of the Special Committee) or the Special Committee, after consultation with Centerview Partners, or such other financial advisor as may be selected by the Special Committee (the “Financial Advisor”) and outside legal counsel, determines in good faith that such Alternative Proposal could reasonably be expected to result in a Superior Proposal, then the Partnership may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to the Partnership Entities and their respective Affiliates and Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (x) (I) the Partnership gives Parent written notice of the identity of such Person and the Partnership’s decision to furnish non-public information to, or enter into discussions or negotiations with, such Person within 24 hours following the decision to do so and (II) the Partnership receives from such Person, and delivers to Parent a copy of, an executed confidentiality agreement containing confidentiality provisions no less favorable in the aggregate to the Partnership than the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement (provided that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of, or amendment or modification to, an Alternative Proposal), and (y) the Partnership will provide to Parent any non-public information about the Partnership and its Subsidiaries that was not previously provided or made available to Parent prior to or concurrently with providing or making available such non-public information to such other Person.

(c) In addition to the obligations of the Partnership set forth in this Section 7.3, the Partnership will promptly (and in no event later than 24 hours after receipt) (i) advise Parent in writing of any Alternative Proposal (and any material changes thereto in accordance with the following sentence) and the material terms and conditions of any such Alternative Proposal, including the identity of such Person making such Alternative Proposal, and (ii) provide Parent with copies of the latest drafts of the proposed transaction agreement and all ancillary agreements related thereto received by the Partnership Entities or any of their respective Representatives setting forth the terms and conditions of such Alternative Proposal and any other documents or communications containing any material terms or conditions of such Alternative Proposal. The Partnership Entities will promptly keep Parent reasonably informed of the status and material terms and conditions of such Alternative Proposal and any modification or proposed modification thereto, and shall promptly (and in no event later than 24 hours after transmittal or receipt), provide

Parent with copies of any changes to the material terms of such Alternative Proposal and, if the changes are not made in writing, a written summary of such changes to the material terms of such Alternative Proposal. The Partnership Entities agree that neither the Partnership Entities nor any of their respective Subsidiaries has entered into or will enter into any agreement with any Person which prohibits the Partnership Entities from providing any information to Parent in accordance with this Section 7.3.

(d) Except as otherwise provided in this Section 7.3, the Partnership Board shall not: (i) (A) change, withdraw, withhold, modify or qualify in any manner adverse to Parent the Partnership Board Recommendation, (B) fail to include the Partnership Board Recommendation in the Partnership Proxy Statement, (C) fail to reaffirm (publicly, if so requested by Parent) the Partnership Board Recommendation within five Business Days after the date of any Alternative Proposal (or material modification thereto) is publicly disclosed by the Partnership or the Person making such Alternative Proposal or (D) publicly approve or recommend, or publicly propose to approve or recommend, any Alternative Proposal (any action described in this Section 7.3(d)(i) being referred to as a “Partnership Change in Recommendation”); (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Partnership Entities or any of their respective Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Alternative Proposal; or (iii) fail to announce publicly within ten Business Days after a tender offer or exchange offer relating to the Partnership Units shall have been commenced that the Partnership Board recommends rejection of such tender offer or exchange offer and reaffirming the Partnership Board Recommendation; or (iv) resolve, agree or publicly propose to, or authorize the Partnership Entities or any Representative of the Partnership Entities to agree or publicly propose to take any of the actions referred to in this Section 7.3(d). For the avoidance of doubt, a public statement that describes the Partnership’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Partnership Change in Recommendation.

(e) Notwithstanding any provision of this Agreement to the contrary, if (i) the Partnership receives a written, unsolicited Alternative Proposal (and such proposal is not withdrawn) that the Partnership Board or the Special Committee believes is bona fide, (ii) such Alternative Proposal did not result directly or indirectly from a breach of this Section 7.3, (iii) the Partnership Board (acting on the recommendation of the Special Committee) or the Special Committee determines, after consultation with the Financial Advisor and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal and (iv) the Partnership Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith that, after consulting with outside legal counsel, the failure to effect a Partnership Change in Recommendation would be reasonably likely to be inconsistent with its duties under applicable Delaware Law and the Existing Partnership Agreement, then the Partnership Board may at any time prior to obtaining the Partnership Unitholder Approval, effect a Partnership Change in Recommendation; provided, however, that the Partnership Board may not take such action pursuant to the foregoing unless:

(i) the Partnership has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including delivering to Parent a copy of the proposed definitive agreement providing for the Alternative Proposal for such Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements, at least three Business Days in advance of its intention to take such action with respect to a Partnership Change in Recommendation, unless at the time such notice is otherwise required to be given there are less than three Business Days prior to the Partnership Meeting, in which case the Partnership will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 7.3(e)(i) and a new Notice Period, but such Notice Period shall only consist of two Business Days (instead of three Business Days) from the date of such notice, unless this Section 7.3(e)(i) would otherwise provide for a shorter Notice Period); and

(ii) during the Notice Period the Partnership has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute (in the reasonable determination of the Partnership Board (acting on the recommendation of the Special Committee) or the Special Committee, after consultation with the Financial Advisor and outside legal counsel) a Superior Proposal.

(f) Notwithstanding anything in this Agreement to the contrary, the Partnership Board is permitted, at any time prior to obtaining the Partnership Unitholder Approval, other than in connection with an Alternative Proposal, to effect a Partnership Change in Recommendation in response to an Intervening Event but only if (i) prior to taking any such action, the Partnership Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with and considering the advice of outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its duties under applicable Delaware Law and the Existing Partnership Agreement, (ii) the Partnership has given at least three Business Days’ advance written notice to Parent that the Partnership Board intends to take such action (which notice shall specify in reasonable detail the reasons for such action) and (iii) during such period the Partnership has negotiated, and has used reasonable best efforts to cause the Financial Advisor and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so as to permit the Partnership Board (acting on the recommendation of the Special Committee) or Special Committee (in its judgment, after consultation with the Financial Advisor and outside legal counsel) not to make the determination described in clause (a). If after compliance with the foregoing clauses (i) through (iii) the Partnership Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with the Financial Advisor and outside legal counsel, that the failure to effect a Partnership Change in Recommendation would reasonably be likely to be inconsistent with its fiduciary duties under applicable Delaware Law and the Existing Partnership Agreement, then the Partnership Board may, at any time prior to obtaining the Partnership Unitholder Approval, effect a Partnership Change in Recommendation. An “Intervening Event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the Partnership Board on the date of this Agreement (or if known, the consequences of which were not known or the magnitude of which was not known to the Partnership Board as of the date of this Agreement), which event, circumstance, state of facts, occurrence, development or change, or any material consequences thereof, becomes known to the Partnership Board prior to the receipt of the Partnership Unitholder Approval; provided, however, that (A) in no event shall the receipt, existence, potential for or terms of an Alternative Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event and (B) no change, event, development, circumstance, condition, occurrence or effect relating to Parent or its Subsidiaries shall be taken into account in determining whether an Intervening Event has occurred if such change, event, development, circumstance, condition, occurrence or effect would be excluded for purposes of determining whether a Material Adverse Effect on Parent has occurred pursuant to clauses (a) through (j) of the definition of Material Adverse Effect.

(g) Nothing contained in this Agreement will prevent the Partnership or the Partnership Board from taking and disclosing to the Partnership Unitholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) or from making any legally required disclosure to Partnership Unitholders. Any “stop-look-and-listen” communication by the Partnership or the Partnership Board to the Partnership Unitholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Parent of, all or a portion of the Partnership Board Recommendation.

(h) The Partnership Entities agree that they will not release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision then in effect to which the Partnership Entities is or becomes a party or under which the Partnership Entities have any rights, and will use its reasonable best efforts to enforce, to the extent permitted under applicable Law, each such agreement or provision at the request of Parent; provided, that the Partnership Entities shall be permitted to waive any “standstill” or similar agreement or provision to the extent necessary to permit a Person to make an Alternative Proposal to the Partnership Board or the Special Committee in a confidential manner if the Partnership Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with the Financial Advisor and outside legal counsel, that the failure to so waive would be reasonably likely to be inconsistent with its duties under applicable Delaware Law and the Existing Partnership Agreement.

(i) For purposes of this Agreement:

(i) “Alternative Proposal” means any proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions), of 25% or more of the consolidated assets of the Partnership and its Subsidiaries, taken as a whole (in the case of assets owned by the Fund Entities, taking into account only the Partnership’s proportionate share of such assets) or to which 25% or more of the consolidated revenues or earnings of the Partnership and its Subsidiaries, taken as a whole, are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 25% or more of the outstanding Partnership Units, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 25% or more of any class of the outstanding Partnership Units, or (D) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction which is structured to permit such Person or group to acquire beneficial ownership of at least 25% of the Partnership and its Subsidiaries’ consolidated assets or at least 25% of the outstanding Partnership Units; in each case, other than the Transactions.

(ii) “Superior Proposal” means any written Alternative Proposal which the Partnership Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with the Financial Advisor and outside legal counsel, to be more favorable from a financial point of view to the Partnership Unitholders than the Transactions, taking into account at the time of determination (A) all considerations, (B) the identity of the Person making such offer, (C) the anticipated timing, conditions and prospects for completion of the transactions contemplated by such offer, (D) the other terms and conditions of such offer and the implications thereof on the Partnership, including relevant legal, regulatory and other aspects of such offer and (E) any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing; provided, that for purposes of the definition of “Superior Proposal”, the references to “25%” in the definition of Alternative Proposal shall be deemed to be references to “50%”.

7.4 Access to Information; Confidentiality.

(a) Upon reasonable notice and during normal business hours, the Partnership Entities shall, and shall cause their respective Subsidiaries to, for the purpose of facilitating the (x) consummation of the Transactions or integration planning relating thereto and (y) the transition of the businesses of the Partnership Entities to the Parent Entities as of the Closing, afford the other party and its Representatives reasonable access during normal business hours to (and, with respect to books and records, the right to copy) all of its and its Subsidiaries’ properties, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives; provided, such access shall not include any environmental sampling or testing. The Partnership Entities shall furnish reasonably promptly to Parent all information concerning their and their respective Subsidiaries’ business, properties and personnel as Parent may reasonably request for the purposes described in clauses (x) and (y) of this Section 7.4(a). Parent and its Representatives shall hold information received from the Partnership Entities pursuant to this Section 7.4 in confidence in accordance with the terms of the Confidentiality Agreement.

(b) This Section 7.4 shall not require the Partnership Entities to permit any access, or to disclose any information, that in the reasonable, good faith judgment of such party, would reasonably be expected to result in (i) any violation of any contract to which such party or its Subsidiaries is a party or any applicable Law (including Antitrust Laws or privacy laws) or (ii) if such party or any of its Subsidiaries, on the one hand, and the other party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (i), the parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel) reasonably be expected to result in the violation of any such contract or Law or could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of Parent or its Subsidiaries shall be provided access to such information; provided, further, that the party being requested to disclose the information shall (x) notify Parent that such disclosures would reasonably be expected to violate its or its Subsidiaries’ obligations under any such contract or Law and (y) communicate to Parent in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 7.4(b)) and (z) in the case where such disclosures would be reasonably expected to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby. In addition, this Section 7.4 shall not require the Partnership Entities to permit any access, or disclose any information, to the extent such information relates to the applicable portions of the minutes of meetings of the Partnership Board or Special Committee, or any presentations or other materials prepared by or for the Partnership Board or Special Committee, to the extent relating to (I) the Transactions or any similar transaction involving the merger or acquisition of a Partnership Entity or a material portion of its assets, (II) any Alternative Proposal or (III) any Intervening Event.

7.5 Public Statements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Partnership. The Parent Entities and the Partnership Entities will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the Partnership or Parent, respectively; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s or its Parent entity’s capital stock is traded, provided such Party uses reasonable best efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same.

7.6 Confidentiality. The obligations of Parent and the Partnership under the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and all non-public information provided to any Party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement; provided, however, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Partnership Entities or the Parent Entities of their respective obligations under this Agreement, and in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement the terms of this Agreement shall control.

7.7 Takeover Laws. Neither the Partnership Entities nor Parent Entities will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions. If the restrictions of any Takeover Law become applicable to any of the Transactions, the Partnership Entities and the Parent Entities shall take all action necessary to ensure that the Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

7.8 Parent Common Stock Listed. Parent shall prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock to be issued in the Mergers and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Parent Common Stock on the NYSE, subject to official notice of issuance.

7.9 Third-Party Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Partnership and their respective Subsidiaries will cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all Governmental Authorities and third parties necessary to consummate the Transactions and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Mergers to be consummated as expeditiously as practicable. Each of Parent and the Partnership has the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authorities in connection with the Transactions. In exercising the foregoing right, each of the Parties agrees to act reasonably and promptly. Each Party agrees that it will consult with the Other Parties with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions, and each Party will keep the Other Parties apprised of the status of material matters relating to completion of the Transactions.

(b) Each of the Parties agrees, upon request, to furnish one another with all information concerning itself, its Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Partnership Proxy Statement, the Registration Statement or any filing, notice or application made by or on behalf of another Party or any of such other Party’s Subsidiaries to any Governmental Authority in connection with the Transactions.

7.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Existing Partnership Agreement, this Agreement or, if applicable, similar governing documents or agreements of any of the Partnership’s Subsidiaries, from and after the LP Merger Effective Time, Parent, the Surviving MGP Entity, the Surviving EGP Entity and the Surviving Partnership Entity, jointly and severally, will: (i) indemnify and hold harmless each Person who is now, or has been or becomes at any time prior to the LP Merger Effective Time, an Indemnitee (as defined in the Existing Partnership Agreement) or an officer, director, board observer, or employee of the Partnership Entities or any of their respective Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, board observer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership Entities) serving at the request of or on behalf of the Partnership Entities or any of their respective Subsidiaries (collectively, the “Indemnified Parties”) to the fullest extent permitted by applicable Law in connection with any Claim or Action against any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. The indemnification and advancement obligations of Parent, the Surviving MGP Entity, the Surviving EGP Entity and the Surviving Partnership Entity pursuant to this Section 7.10(a) extend to acts or omissions occurring at or before the LP Merger Effective Time and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be an Indemnitee (as defined in the Existing Partnership Agreement) or a director, board observer, officer or employee of the Partnership Entities or any of their Subsidiaries after the date of this Agreement and inure to the benefit of such Person’s heirs, executors and personal and legal representatives. As used in this Section 7.10: (x) the term “Claim” means any threatened, asserted, pending or completed action or proceeding, whether instituted by any Party, any Governmental Authority or any other Person, that any Indemnified Party in good faith believes might lead to the institution of any action or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”), arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director, officer, board observer or employee of the Partnership Entities or of any of their respective Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof or otherwise by reason of its status as an Indemnified Party; and (y) the term “Indemnification Expenses” means documented out-of-pocket attorneys’ fees and expenses and all other reasonable and documented out-of-pocket costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness in or participating in or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is sought pursuant to this Section 7.10(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party.

(b) Without limiting the foregoing, Parent and the Merger Subsidiaries agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the LP Merger Effective Time now existing in favor of the Indemnified Parties as provided in the Existing Partnership Agreement (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other governing documents of any of MGP, EGP or the Partnership’s Subsidiaries) and indemnification agreements of the Partnership Entities or any of their respective Subsidiaries will be assumed by the Surviving MGP Entity, the Surviving EGP Entity and the Surviving Partnership Entity and Parent in the Mergers, without further action, at the LP Merger Effective Time and will survive the Mergers and continue in full force and effect in accordance with their terms.

(c) For a period of six years from the LP Merger Effective Time, Parent will maintain in effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties and issued by an insurer rated as to claims paying ability at least as highly as the current insurer under such policies so long as that substitution does not result in gaps or lapses in coverage with respect to matters occurring or alleged to have occurred on or before the LP Merger Effective Time), but Parent is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of this Agreement (the “Maximum Amount”) and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 7.10(c) would cost in excess of that amount. If Parent elects (or, if Parent elects not to, if the Partnership elects), then Parent may (or may require the Partnership to (in which case the Partnership shall)), or the Partnership may, as applicable, on or prior to the LP Merger Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the LP Merger Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy exceed six times the Maximum Amount and, if such a “tail policy” is purchased, neither Parent nor the Surviving MGP Entity, the Surviving EGP Entity and the Surviving Partnership Entity shall have any further obligations under this Section 7.10(c).

(d) If Parent, the Surviving MGP Entity, the Surviving EGP Entity, the Surviving Partnership Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Entity assume the obligations set forth in this Section 7.10.

(e) Parent shall cause the Surviving MGP Entity, the Surviving EGP Entity and the Surviving Partnership Entity to perform all of their respective obligations under this Section 7.10.

(f) This Section 7.10 survives the consummation of the Mergers and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and their respective heirs and personal representatives, and will be binding on Parent, the Surviving MGP Entity, the Surviving EGP Entity, the Surviving Partnership Entity and their respective successors and assigns.

7.11 Notification of Certain Matters. Subject to applicable Law, the Partnership Entities shall give prompt notice to Parent, and the Parent Entities shall give prompt notice to the Partnership, to the extent in each case it obtains Knowledge thereof of (i) any written notice or other written communication received by such Party from any Governmental Authority in connection with the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, provided the subject matter of any such communication would reasonably be expected to be material to the Partnership or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or threatened against, or involving as a party thereto, such Party or any of its Subsidiaries that relate to the Transactions, or (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII; provided that, in the case of clause (iii), the failure to comply with this Section 7.11 shall not in and of itself result in the failure to be satisfied of any of the conditions to the Closing in Article VIII, or give rise to any right to terminate this Agreement under Article IX if the underlying fact, circumstance or event would not in and of itself give rise to such failure or right.

7.12 Section 16 Matters. Prior to the LP Merger Effective Time, Parent and the Partnership Entities will take such reasonable steps as each determines in its discretion may be required (to the extent permitted under applicable Law) to cause any dispositions of Partnership Units (including derivative securities with respect to Partnership Units) or acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.13 Employee Matters.

(a) Effective as of the Closing and for a period of twelve months thereafter, Parent shall provide, or shall cause its applicable Affiliate to provide, to each employee of the Partnership or its Affiliates who continues to be employed by Parent or any Affiliate thereof (the “Continuing Employees”), for so long as the applicable Continuing Employee remains employed during such period, (i) at least the same wage rate or base salary as in effect for the applicable Continuing Employee as of immediately prior to the Closing, (ii) target annual bonus opportunities that are no less favorable than as in effect for the applicable Continuing Employee immediately prior to the Closing (provided, however, that to the extent the wage rate or base salary of the applicable Continuing Employee is increased, the target annual bonus opportunity of the applicable Continuing Employee may be correspondingly decreased), and (iii) all other compensation and employee benefits (excluding base salaries and wage rates and target annual bonus opportunities) that are no less favorable in the aggregate than those provided to similarly situated employees of Parent and its Affiliates.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Closing (the “New Plans”), each Continuing Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Partnership and its Affiliates and their respective predecessors before the Closing to the same extent credited under a corresponding Partnership Employee Benefit Plan; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plan is of the same type as the Partnership Employee Benefit Plan in which such Continuing Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”), and (ii) (A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Affiliate shall use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents and (B) Parent and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) At or prior to the LP Merger Effective Time, the Partnership shall (i) adopt and promulgate to its employees a severance, transition services and compensation plan binding upon the Partnership, which shall continue in effect following the LP Merger Effective Time, in substantially the form of Section 7.13(c) of the Partnership Disclosure Letter; and (ii) take such other actions which are described on Section 7.13(c) of the Partnership Disclosure Letter.

(d) If, at least ten (10) business days prior to the Closing, Parent provides written notice to the Partnership directing the Partnership to terminate its 401(k) plan(s), the Partnership shall terminate any and all 401(k) plans effective as of the day immediately preceding the Closing Date (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Partnership shall provide Parent with evidence reasonably satisfactory to Parent that such 401(k) plan(s) have been terminated at least two business days prior to the Closing Date; provided that prior to terminating the Partnership’s 401(k) plan, the Partnership shall provide Parent with the form and substance of any applicable resolutions for review (and the Partnership shall consider any of Parent’s comments in good faith). If the Partnership 401(k) plan is terminated pursuant to this Section 7.13(d), then as soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Partnership 401(k) plan immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Partnership 401(k) plan, including any outstanding participant loans, to Parent’s 401(k) plan, except to the extent that accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by Parent’s 401(k) plan.

(e) The provisions of this Section 7.13 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee, director or independent contractor of the Partnership, or any of its Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.13) under or by reason of any provision of this Agreement. Nothing in this Section 7.13 amends, or will be deemed to amend (or prevent the amendment or termination of) any Partnership Employee Benefit Plan or any compensation or benefit plan of Parent and its Subsidiaries. Parent has no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the LP Merger Effective Time and, except as specifically provided in this Section 7.13, Parent will be entitled to modify any compensation or benefits provided to, and any other terms or conditions of employment of, any such employees in its absolute discretion.

7.14 Transaction Litigation. (a) The Partnership Entities shall and shall cause their Subsidiaries to give prompt notice to Parent, and Parent Entities shall and shall cause their Subsidiaries to give prompt notice to the Partnership, of any litigation commenced by any of their respective security holders against them or their respective directors relating to the Transactions, and (b) the Partnership Entities, on the one hand, and Parent Entities, on the other, shall give each other the opportunity to participate in the defense or settlement of any such litigation, and no such settlement (or any undertakings or waivers in connection with such litigation) shall be agreed to without the prior written consent of the other.

7.15 Dividend Coordination. After the date of this Agreement until the earlier of the termination thereof in accordance with its terms or the Closing Date, the Partnership Entities shall coordinate with Parent with respect to the declaration of any dividend in respect of the Partnership Units or Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Parent Common Stock and Partnership Units shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their Parent Common Stock and Partnership Units, as applicable, that any such holder receives in exchange therefor in the LP Merger.

7.16 GP Written Consents. Promptly (and in any event within twenty-four (24) hours) following the execution and delivery of this Agreement, MGP and EGP shall deliver to Parent actions by written consent in the form attached hereto as Exhibit D executed by the holders of at least a majority of the shares of common stock of MGP and EGP, respectively, adopting and approving the GP 1 Merger and GP 2 Merger, respectively (the “GP Written Consents”), which GP Written Consents shall (a) be executed in accordance with the DGCL and governing documents of MGP and EGP, respectively and (b) reflect the consent of the Andrews General Partner Shareholder and the Pope General Partner Shareholder, each as defined in the Shareholders Agreement in accordance with the terms and conditions of the applicable Support Agreement.

7.17 Financing.

(a) Prior to the Closing, the Partnership shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in the arrangement of any third party financing for the purpose of financing the aggregate Merger Consideration, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the Transactions and any other amounts required to be paid in connection with the consummation of the Transactions and all related fees and expenses of the Parent Entities (the “Financing”) (it being understood that the receipt of such Financing is not a condition to the Mergers); provided, however, that nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operations of the Partnership or its Subsidiaries, (B) require the Partnership or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Closing for which it is not promptly reimbursed or simultaneously indemnified or (C) require the Partnership or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Partnership Organizational Documents, any applicable Laws or any Partnership Material Agreement.

(b) Parent shall promptly, upon request by the Partnership, reimburse the Partnership for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding the costs of the Partnership’s preparation of its annual and quarterly financial statements) incurred by the Partnership or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Partnership and its Subsidiaries and Representatives contemplated by this Section 7.17, and shall indemnify and hold harmless the Partnership, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to (a) any information provided by the Partnership or any of its Subsidiaries or (b) any fraud or willful misconduct by any such Persons.

(c) The Partnership shall (i) deliver to Parent at least three (3) Business Days prior to the Closing one or more payoff letters in form and substance reasonably acceptable to Parent and including a release of all obligations (including guarantees (if any), but excluding any contingent indemnification obligations that are not then due and payable and that by their terms are to survive the termination of the Partnership Credit Agreements) and all related Liens upon payment in full of the payoff amounts stated therein (each, a “Payoff Letter”) executed by the holders of respective obligations under the Partnership Credit Agreements (or, if applicable, their agent or representative), as applicable, (ii) on or prior to the Closing Date, deliver all notices required pursuant to the terms of each Partnership Credit Agreement, as applicable, and other documents related thereto to facilitate the repayment of the obligations outstanding thereunder and (c) make arrangements for the holders of obligations thereunder (or, if applicable, their agent or representative) to deliver, subject to the receipt of the applicable payoff amounts, all related Lien release documentation to Parent prior to or concurrently with the Closing; provided that (i) in no event shall this Section 7.17(c) require the Partnership to cause any such satisfaction, termination or release other than substantially concurrently with the Closing and (ii) all funds required to effect such repayment shall be provided by Parent.

7.18 Tax Matters.

(a) Prior to Closing, each of MGP and EGP shall use reasonable best efforts to cause each holder of MGP Common Stock and EGP Common Stock, respectively, that is a United States person, within the meaning of Section 7701(a)(30) of the Code, to deliver to Parent a duly executed certificate of non-foreign status, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B). The Partnership shall cooperate with Parent and Exchange Agent and provide information as any of them reasonably request in connection with any Tax matter related to withholding and reporting obligations under Section 1445 or 1446 of the Code and the Treasury Regulations promulgated thereunder.

(b) Each of the Parent Entities and the Partnership Entities shall cooperate in good faith in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, excise, value added, stock transfer or stamp Taxes, any transfer, recording, registration and other similar fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.

(c) The Partnership Entities shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.3(d), Section 8.3(e) and the document described in Section 7.18(c) of the Partnership Disclosure Letter (ii) deliver to Davis Wright Termaine LLP, counsel to the Partnership, or other counsel described in Section 8.3(d), a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Partnership, containing customary representations of the Partnership as shall be reasonably necessary or appropriate to enable Davis Wright Termaine LLP (or such other counsel described Section 8.3(d)) to render the opinion described in Section 8.3(d) on the Closing Date (and, if required, on the effective date of the Form S-4), (iii) use their reasonable best efforts to deliver or cause to be delivered, as appropriate, to Eversheds Sutherland (US) LLP (or other counsel described in Section 8.3(e)), a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of each of the Pope Private REITs, containing customary representations of the Partnership as shall be reasonably necessary or appropriate to enable Eversheds Sutherland (US) LLP (or such other counsel described Section 8.3(e)) to render the opinion described in Section 8.3(e) on the Closing Date (and, if required, on the effective date of the Form S-4), (iv) deliver to Vinson & Elkins L.L.P., counsel to Parent, or other counsel described in Section 8.2(d), a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Partnership, containing customary representations of the Partnership as shall be reasonably necessary or appropriate to enable Vinson & Elkins L.L.P. (or such other counsel described Section 8.2(d)) to render the opinion described in Section 8.2(d) on the Closing Date (and, if required, on the effective date of the Form S-4) in substantially similar form as the tax representation letter referenced in the above clause (ii), and (v) use their reasonable best efforts to deliver or cause to be delivered, as appropriate, to Vinson & Elkins L.L.P., counsel to Parent, or other counsel described in Section 8.2(d), a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of each of the Pope Private REITs, containing customary representations of the Pope Private REITS as shall be reasonably necessary or appropriate to enable Vinson & Elkins L.L.P. (or such other counsel described Section 8.2(d)) to render the opinion described in Section 8.2(d) on the Closing Date (and, if required, on the effective date of the Form S-4) in substantially similar form as the tax representation letter referenced in the above clause (iii).

(d) The Parent Entities shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinion of counsel referred to in Section 8.2(d), and (ii) deliver to Vinson & Elkins L.L.P., counsel to Parent, or other counsel described in Section 8.2(d), a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of Parent, containing customary representations of Parent as shall be reasonably necessary or appropriate to enable Vinson & Elkins L.L.P. (or such other counsel described Section 8.2(d)) to render the opinion described in Section 8.2(d) on the Closing Date (and, if required, on the effective date of the Form S-4).

(e) Each of the Parent Entities and the Partnership Entities acknowledges and agrees that, following the Mergers, Parent Opco will be treated as a continuation of the Partnership for U.S. federal income tax purposes (the “Continuing Partnership”).

(f) The Continuing Partnership will be responsible for the preparation of all income Tax Returns for the Partnership and its Subsidiaries that include any taxable periods or portions thereof ending on or before the Closing Date, to the extent that such income Tax Returns are required to be filed after the Closing Date, including, for the avoidance of doubt, income Tax Returns for the taxable year that includes the Closing Date (collectively, the “Partnership Income Tax Returns”). The Partnership Income Tax Returns shall be prepared in a manner materially consistent with the Partnership’s past practices except (i) as required by applicable Law or (ii) as would not materially affect the Tax liability of the Partnership Unitholders outstanding immediately prior to the Closing for any taxable periods or portions thereof ending on or before the Closing Date.

(g) Following the Closing, Parent shall not, and shall cause its Affiliates (including Parent Opco) not to, amend, refile or otherwise modify any Partnership Income Tax Returns, except as required by applicable Law. Notwithstanding anything herein to the contrary, the Partnership shall make any election available to be made by it under Section 6226 of the Code (or a similar provision of state, local or other Tax Law) with respect to the alternative to payment of imputed underpayment by the Partnership for any taxable periods or portions thereof ending on or before the Closing Date, and the relevant parties shall take any other action such as filings, disclosures and notifications necessary to effectuate such election.

(h) The Parties agree that (i) the Regular Consideration (plus any other items that are treated as additional consideration for Tax purposes) will be allocated among the underlying assets of the Partnership (and, to the extent applicable, its Subsidiaries) for purposes of Section 751 of the Code and the statements required to be filed under Treasury Regulations Section 1.751-1(a)(3) (and any similar provision of state, local or foreign Law, as applicable) (the “Regular Merger Consideration Allocation”) and (ii) the GP Merger 1 Consideration and GP Merger 2 Consideration (plus any other items that are treated as additional consideration for Tax purposes) will be allocated among the underlying assets of MGP and EGP, respectively (and, to the extent applicable, among the underlying assets of the Partnership and its Subsidiaries), for U.S. federal income tax purposes (the “GP Merger Consideration Allocation”, and together with the Regular Merger Consideration Allocation, the “Tax Merger Consideration Allocation”), in each case, in accordance with the applicable provisions of the Code and the Treasury Regulations. Within 60 calendar days after the Date of this Agreement, Parent shall provide the Partnership with a proposed Tax Merger Consideration Allocation, together with a proposed schedule of initial Gross

Asset Values for Parent Opco’s assets pursuant to and as defined in the Amended Parent Opco Limited Partnership Agreement (such proposed schedule, together with the Tax Merger Consideration Allocation, the “Proposed Allocation”). Within 20 days after the date of the delivery of such Proposed Allocation to the Partnership, the Partnership shall propose to Parent any reasonable changes to such Proposed Allocation in writing or otherwise shall be deemed to have agreed with such Proposed Allocation upon the expiration of such 20 day period. The Partnership and Parent shall cooperate in good faith to mutually agree to an appropriate allocation and schedule of initial Gross Asset Values. In the event the Partnership and Parent are unable to agree as to the Tax Merger Consideration Allocation or initial Gross Asset Values within 15 calendar days following the delivery of any changes to the Proposed Allocation by the Partnership to Parent, then the Partnership and Parent shall submit all items remaining in dispute to a nationally recognized accounting firm selected jointly by the parties (“Accounting Firm”) for resolution. The fees and expenses of Accounting Firm pursuant to this Section 7.18(h) shall be paid equally by the Partnership, on the one hand, and Parent, on the other hand; provided, that the Partnership shall pay its portion of any fees and expenses prior to Closing, including by means of an advanced deposit in an amount that is reasonably expected to be sufficient to cover its portion of any fees and expenses. Accounting Firm shall determine, based solely on the submissions by the Partnership and Parent, and not by independent review, only those issues related to the determination of the Tax Merger Consideration Allocation and the initial Gross Asset Values that remain in dispute. The parties shall prepare and file all applicable Tax Returns and any related forms and statements in a manner consistent with such Tax Merger Consideration Allocation and initial Gross Asset Values as finally determined in accordance with this Section 7.18(h), except as required by applicable Law following a final determination by a court of competent jurisdiction or other final decision by an applicable Governmental Authority.

(i) The Partnership will apply the interim closing method under Treasury Regulations Section 1.706-4 with respect to the transfer of Partnership Units in connection with the Mergers, using a daily convention and treating any non-ordinary course transactions occurring on the Closing Date after the Closing as extraordinary items; provided, that to the maximum extent permitted by applicable Law, any and all deductions related to any transaction expenses paid on or prior to the Closing Date in connection with the transactions contemplated by this Agreement that are deductible for Tax purposes shall be allocated to the period prior to the Closing.

(j) On or prior to the Closing Date, the Partnership shall use reasonable best efforts to provide, with respect to each Protected Interest (as defined in Exhibit C), an estimated computation of (together with any supporting documentation reasonably requested by Parent): (i) the initial Built-In Gain (as defined in Exhibit C and, for the avoidance of doubt, consistent with the Tax Merger Consideration Allocation) amount with respect to each such Protected Interest as of the Closing Date, (ii) each Applicable Partner’s adjusted tax basis in each such Protected Interest as of the Closing Date, (iii) each Applicable Partner’s share of the aggregate Built-In Gain with respect to each such Protected Interest as of the Closing Date, and (iv) the amount of any adjustment under Section 734 or 743 of the Code that could affect the calculation of the Built-In Gain or Applicable Tax Liability (as defined in Exhibit C) with respect to each such Protected Interest as of the Closing Date. For purposes of this Section 7.18(j), “Applicable Partner” shall mean any holder of Partnership Units that owns, or whose Partnership Units are beneficially owned by persons beneficially owning, 130,000 or more Partnership Units immediately prior to Closing (for this purpose, beneficial ownership means beneficial ownership within the meaning of Section 13(d) of the Exchange Act, as modified to include a person’s spouse and a person’s children living at home).

7.19 Voting Matters.

(a) Parent shall vote or cause to be voted any Partnership Units owned or hereafter acquired by any Parent Entities or with respect to which any of the Parent Entities has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the approval of this Agreement and the Transactions at the Partnership Meeting and at all adjournments or postponements thereof.

(b) Pursuant to Section 12.7 of the Existing Partnership Agreement and in accordance with the determinations of the Special Committee and the Partnership Board, MGP (or its designee) shall serve as Limited Partner of record for all Partnership Units held by Assignees, and MGP (or its designee) shall vote such Partnership Units as may be directed by the Assignee holding such Partnership Units (in the case where such Assignee gives such a direction but does not elect to become a Limited Partner). In the case where the Assignee does not give such a direction and does not elect to become a Limited Partner, MGP (or its designee) shall abstain from voting the Partnership Units held by such Assignee.

(c) EGP and MGP shall vote or cause to be voted any Partnership Units owned or hereafter acquired by EGP and MGP with respect to which EGP or MGP, as applicable, has the power (by agreement, proxy or otherwise) to cause to be voted (other than, for the avoidance of doubt, in the case of MGP, the Partnership Units held by Assignees the treatment of which is described in Section 7.19(b) above), in favor of the approval of this Agreement and the Transactions at the Partnership Meeting and at all adjournments or postponements thereof.

7.20 Amended Parent Opco Limited Partnership Agreement; Parent Opco Tax Protection Agreement. Prior to the LP Merger Effective Time, each of Parent and Parent Opco shall, and shall cause each of their respective Affiliates to, (i) convert Parent Opco from a limited liability company into a limited partnership in accordance with applicable Law, with Parent as the sole general partner of Parent Opco and, in connection with such conversion, enter into a limited partnership agreement in form and substance reasonably satisfactory to the Partnership, (ii) cause a wholly owned limited liability company subsidiary of Parent, which shall be disregarded as separate from Parent for U.S. federal income tax purposes, to be the sole limited partner of Parent Opco (the “Initial Limited Partner”) and (iii) enter into the Amended Parent Opco Limited Partnership Agreement at or prior to the LP Merger Effective Time so that the Amended Parent Opco Limited Partnership Agreement shall be effective as of the LP Merger Effective Time. At or prior to the LP Merger Effective Time, Parent, Parent Opco and the Partnership shall enter into the Parent Opco Tax Protection Agreement, which shall be effective as of the LP Merger Effective Time.

7.21 Cash Distributions. In the event that the Partnership has declared a cash distribution with respect to the Partnership Units in accordance with this Agreement with a record date prior to the Closing Date and such distribution has not been paid prior to the Closing Date, the Partnership shall pay, no later than immediately prior to the LP Merger Effective Time in a coordinated manner, such cash distribution to the holders of such Partnership Units on the applicable record date.

7.22 Obligations of Parent Entities. Parent shall cause the other Parent Entities to perform each of their respective obligations under this Agreement and to consummate the Mergers and other Transactions on the terms and subject to the conditions set forth in this Agreement.

7.23 Pre-Closing Distribution of Partnership Units. Each of MGP and EGP shall, immediately prior to the GP Merger 1 Effective Time, effect a pro rata distribution to their respective stockholders of all the Partnership Units held beneficially and of record by MGP and EGP, as applicable (the “GP Pre-Closing Distribution”). Notwithstanding anything to the contrary in this Agreement, the Election Deadline with respect to Partnership Units distributed in the GP Pre-Closing Distribution shall be the date of the GP Pre-Closing Distribution, and Elections with respect to such Partnership Units shall be deemed properly made by a stockholder of MGP or EGP if properly completed and duly executed Election Forms related to such Partnership Units are delivered by such stockholder to Parent on or prior to such date.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Mutual Closing Conditions. (a) The obligations of each of the Parties to consummate the Mergers are conditioned upon the satisfaction at or prior to the Closing (or, waiver, to the extent permitted by Law, by the Partnership, on the one hand, and Parent, on the other hand, of each of the following:

(i) The Partnership Unitholder Approval shall have been obtained for this Agreement and the Transactions.

(ii) The GP Written Consents shall have been obtained and shall be continuing in full force and effect.

(iii) All waiting periods (or extensions thereof) under the HSR Act, if applicable, relating to the Transactions shall have expired or been terminated.

(iv) No Law, order, judgment or injunction (whether temporary, preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the Transactions (including the Mergers and issuance of Parent Common Stock or Parent Opco Units in connection therewith) is in effect.

(v) The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated by the SEC.

(vi) The shares of Parent Common Stock deliverable to the holders of Partnership Units as contemplated by this Agreement have been approved for listing on the NYSE, subject to official notice of issuance.

8.2 Additional Partnership Conditions to Closing. The obligation of the Partnership Entities to consummate the Mergers is further conditioned upon satisfaction (or waiver by the Partnership) at or prior to the Closing of each of the following:

(a) The representations and warranties of the Parent Entities contained in (i) Article VI (other than in Section 6.2(a), 6.11(a) and 6.12(a)) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of another specified date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Section 6.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of another specified date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 6.11(a) and Section 6.12(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Parent Entities to be performed and complied with pursuant to this Agreement on or prior to the Closing have been duly performed and complied with in all material respects.

(c) The Partnership has received a certificate signed by the Chief Executive Officer of Parent, dated as of the Closing Date, to the effect set forth in Section 8.2(a) and Section 8.2(b).

(d) The Partnership shall have received a written tax opinion of Vinson & Elkins L.L.P. (or such other nationally recognized REIT tax counsel as may be reasonably acceptable to Parent and the Partnership), dated as of the Closing Date and in form and substance reasonably satisfactory to the Partnership, to the effect that, beginning with Parent’s taxable year ended December 31, 2004 and through the Closing Date, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of organization and operation will enable Parent to continue to satisfy the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.18(c)(iv), Section 7.18(c)(v) and Section 7.18(d)(ii) and subject to customary exceptions, assumptions and qualifications).

8.3 Additional Parent Conditions to Closing. The obligations of the Parent Entities to consummate the Mergers is further conditioned on satisfaction (or waiver by Parent) at or prior to the Closing of each of the following:

(a) The representations and warranties of the applicable Partnership Entities contained in (i) Article V (other than in Section 5.2(a), Section 5.9(b)(ii) and Section 5.10(a)) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of another specified date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (ii) Section 5.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of another specified date, in which case as of such date), except for any de minimis inaccuracies, (iii) Section 5.9(b)(ii) and Section 5.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Partnership Entities to be performed and complied with pursuant to this Agreement on or prior to the Closing have been duly performed and complied with in all material respects.

(c) Parent has received a certificate signed by the Chief Executive Officer of the Partnership, dated the Closing Date, to the effect set forth in Section 8.3(a) and Section 8.3(b).

(d) Parent shall have received a written tax opinion of Davis Wright Tremaine LLP (or other counsel as may be reasonably acceptable to Parent and the Partnership), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, beginning with its taxable year ended December 31, 2017, through its taxable year ended December 31, 2019 and for each calendar quarter in 2020 completed prior to the Closing Date for which the necessary financial information is available, at least 90% of the gross income of the Partnership will be treated as “qualifying income” within the meaning of Section 7704(d) of the Code (which opinion shall be based upon the representation letter described in Section 7.18(c)(ii) and subject to customary exceptions, assumptions and qualifications).

(e) Parent shall have received a written tax opinion with respect to each of the Pope Private REITs from Eversheds Sutherland (US) LLP (or such other nationally recognized REIT tax counsel as may be reasonably acceptable to Parent and the Partnership), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, commencing with the taxable year ended (i) with respect to ORM Timber Fund II, Inc., December 31, 2011, (ii) with respect to ORM Timber Fund III (REIT) Inc., December 31, 2014, and (iii) with respect to ORM Timber Fund IV (REIT) Inc., December 31, 2018, and, in each case, through the Closing Date, each such Pope Private REIT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and such Pope Private REIT’s organization and current and proposed method of operation (as described in the applicable representation letter) will enable such Pope Private REIT to continue to satisfy the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 7.18(c)(iii) and subject to customary exceptions, assumptions and qualifications).

ARTICLE IX

TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) by the mutual written consent of the Partnership and Parent;

(b) by Parent if the GP Written Consents shall not have been delivered to Parent within 24 hours of the execution of this Agreement;

(c) by the Partnership or Parent if there is in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions; provided, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to the Partnership, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of the Partnership, on the one hand, or any of the Parent Entities, on the other hand, to perform any of its obligations under this Agreement;

(d) by Parent if (i) any Partnership Entity has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of any Partnership Entity becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Section 8.3(a) or (b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not becomes true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by the Partnership of written notice from Parent of such breach, failure or untruth describing the same in reasonable detail; provided, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Parent if it or any of the Parent Entities are then in material breach of any of its representations, warranties, covenants or agreements under this Agreement;

(e) by the Partnership if (i) any Parent Entity has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of Parent becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Section 8.2(a) or (b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not becomes true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by Parent of written notice from the Partnership of such breach, failure or untruth describing the same in reasonable detail; provided, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to the Partnership if it is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement;

(f) by the Partnership or Parent if the Closing does not occur on or before October 14, 2020 (the “Outside Date”) (except that, if on the Outside Date any of the conditions set forth in Section 8.1(a)(iii) or Section 8.1(a)(iv) shall not have been satisfied but all other conditions set forth in Article VIII shall have been satisfied or waived or shall then be capable of being satisfied if the Closing were to take place on such date, then the Outside Date shall be automatically extended to January 14, 2021); provided, however, that such failure of the Closing to occur is not due to the failure of such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Party prior to the Closing;

(g) by the Partnership or Parent if the Partnership Meeting (including any adjournments or postponements thereof) has concluded and the Partnership Unitholder Approval has not been obtained;

(h) by Parent, prior to the Partnership Meeting, if a Partnership Change in Recommendation has occurred;

(i) by the Partnership, if (A) all of the closing conditions applicable to the LP Merger set forth in Section 8.1 and Section 8.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) and the closing of the LP Merger has not occurred by the time required under Section 2.2, (B) the Partnership has confirmed to Parent in writing at least five Business Days prior to such termination that the Partnership is prepared to close the LP Merger on the date of such notice and at all times during the two Business Day period immediately thereafter, and (C) the Parent Entities fail to close the LP Merger within such five Business Day period after the date of the delivery of such notice; or

(j) by Parent, if (A) all of the closing conditions applicable to the LP Merger set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) and the closing of the LP Merger has not occurred by the time required under Section 2.2, (B) Parent has confirmed to the Partnership in writing at least five Business Days prior to such termination that Parent is prepared to close the LP Merger on the date of such notice and at all times during the two Business Day period immediately thereafter, and (C) the Partnership fails to close the LP Merger within such five Business Day period after the date of the delivery of such notice.

9.2 Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Partnership, or both, pursuant to Section 9.1, written notice thereof specifying the provision pursuant to which such termination is made and the basis therefor will forthwith be given to the Other Parties, and this Agreement will terminate without further action by the Parties.

9.3 Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Partnership; provided, that the agreements and obligations of the Parties and the other provisions set forth in Section 5.26, Section 6.18, Section 7.6, Section 7.17(b), this Section 9.3, Section 9.4 and Article X hereof will survive any such termination and are enforceable hereunder; provided, however, no such termination shall relieve any Party from liability for damages to another party resulting from Fraud or a Willful Breach of this Agreement (including in the event of a termination pursuant to Section 9.1(i) or Section 9.1(j)), in which case the breaching party shall be liable to the damaged party for damages.

9.4 Termination Fee.

(a) In the event this Agreement is terminated by Parent pursuant to Section 9.1(h), then the Partnership will pay to Parent, within two Business Days after the date of termination, the Termination Fee.

(b) In the event that (i) an Alternative Proposal is submitted or proposed to any Partnership Entity or its equityholders following the date of this Agreement and prior to the date of the Partnership Meeting and (ii) this Agreement is terminated pursuant to (x) Section 9.1(d) as a result of a Willful Breach of any covenant or agreement of the Partnership Entities or Section 9.1(j) or (y) Section 9.1(g) and (iii) within 15 months after the date this Agreement is terminated, the Partnership enters into a definitive agreement with respect to, or consummates, an Alternative Proposal, then the Partnership will pay to Parent the Termination Fee, upon the earlier of the public announcement that the Partnership has entered into such definitive agreement or the consummation of any such transaction. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 7.3(i)(i), except that the references to “25% or more” are deemed to be references to “50% or more.”

(c) Any payment of the Termination Fee will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment. In the event that the Partnership is obligated to pay Parent the Termination Fee, the Partnership shall pay to Parent from the Termination Fee deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Termination Fee, as applicable, and (ii) the sum of (A) the maximum amount that can be paid to Parent (or its designee) without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by Parent’s independent certified public accountants (taking into account any known or anticipated income of Parent which is not Qualifying Income and any appropriate “cushion” as determined by such accountants), plus (B) in the event Parent receives either a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS described in Section 9.4(d)(ii) or an opinion from Parent’s outside counsel as described in Section 9.4(d)(ii), an amount equal to the excess of the Termination Fee less the amount payable under clause (A) above. To secure the Partnership’s obligation to pay these amounts, the Partnership shall deposit into escrow an amount in cash equal to the Termination Fee with an escrow agent selected by the Partnership (that is reasonably satisfactory to Parent) and on such terms (subject to Section 9.4(d)) as shall be mutually agreed in good faith upon by the Partnership, Parent and the escrow agent. The payment or deposit into escrow of the Termination Fee pursuant to this Section 9.4(c) shall be made, at the time the Partnership is obligated to pay Parent such amount pursuant to Section 9.4, by wire transfer of immediately available funds.

(d) The escrow agreement shall provide that the Termination Fee in escrow or any portion thereof shall not be released to Parent (or its designee) unless the escrow agent receives any one or combination of the following: (i) a letter from Parent’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Parent (or its designee) without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Parent’s accountants revising that amount, in which case the escrow agent shall release such amount to Parent (or its designee), or (ii) a letter from Parent’s counsel indicating that Parent received a ruling from the IRS holding that the receipt by Parent (or its designee) of the Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent (or its designee) of the Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Termination Fee to Parent (or its designee). The Partnership agrees to amend this Section 9.4(d) at the request of Parent in order to (x) maximize the portion of the Termination Fee that may be distributed to Parent (or its designee) hereunder without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Parent’s chances of securing a favorable ruling described in this Section 9.4(d) or (z) assist Parent in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4(d). The escrow agreement shall also provide that any portion of the Termination Fee that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4; provided, that the obligation of the Partnership to pay the unpaid portion of the Termination Fee shall terminate on the December 31 following the date which is four (4) years from the date of this Agreement and any such unpaid portion shall be released by the escrow agent to the Partnership.

(e) As used herein, “Termination Fee” means a cash amount equal to $20,000,000. In no event shall Parent be entitled to more than one payment of the Termination Fee.

(f) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.4 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement and (ii) the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such amounts are due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision. In the event that the Termination Fee is required to be paid to Parent under this Section 9.4, other than any rights or remedies available to a party under this Agreement due to a Fraud or Willful Breach of another party (it being understood that, (x) where Parent has already received a Termination Fee, Parent shall only be entitled to recover damages or monetary recovery for any loss in excess of the amount of such Termination Fee and (y) where Parent has already recovered damages or other monetary recovery, Parent shall only be entitled to receive the portion of the Termination Fee (if any) in excess of the amount of such damages or other monetary recovery), the Termination Fee shall be the sole and exclusive remedy available to the Parent Entities, and the Parent Entities shall be precluded from any other remedy against the Partnership Entities, and upon payment of such amount, none of the Partnership Related Persons shall have any liability or obligation to any Person, whether in law, equity, contract, tort or otherwise relating to or arising out of this Agreement or the Transactions. The Partnership Related Persons are intended third-party beneficiaries of this Section 9.4(f). For purposes of this Agreement, the “Partnership Related Persons” shall mean, collectively, the Partnership Entities, the Partnership’s Subsidiaries, their respective Affiliates and their respective Representatives.

ARTICLE X

MISCELLANEOUS

10.1 Expenses. Except as otherwise provided in this Agreement, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses, except that fees and expenses incurred in connection with (i) filings required to be made under the HSR Act shall be borne equally by the Partnership and Parent; (ii) the printing, filing and mailing of the Partnership Proxy Statement and the Registration Statement to the Partnership Unitholders (including applicable SEC filing fees) shall be borne equally by the Partnership and Parent; and (iii) all Transfer Taxes payable in connection with the Transactions shall be borne by Parent.

10.2 Amendment or Supplement; Actions under this Agreement. At any time prior to the Closing, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Partnership Unitholder Approval, by written agreement of the Parties; provided, however, that following receipt of the Partnership Unitholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law or by the Existing Partnership Agreement would require further approval by the Partnership Unitholders without such approval. Whenever a determination, decision, approval, consent, waiver or agreement of the Partnership or Partnership Board is required or permitted pursuant to this Agreement (including any decision to exercise or refrain from exercising any rights under Article IX or to enforce the terms of this Agreement), such determination, decision, approval, consent or agreement must be authorized and taken by, or at the direction of, the Special Committee.

10.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

10.4 Governing Law. This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

10.5 Notices. All notices and other communications hereunder will be in writing and deemed given if delivered personally or by a nationally recognized overnight courier, by facsimile transmission, or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice; provided that notices of a change of address will be effective only upon receipt thereof):

If to the Parent Entities, to:

Rayonier Inc.
1 Rayonier Way
Wildlight, Florida 32097
Attention:	Mark R. Bridwell
Facsimile:	(904) 598-2264
Emails:	mark.bridwell@rayonier.com

With copies to (which does not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	David K. Lam, Esq.
Viktor Sapezhnikov, Esq.
Facsimile:	(212) 403-2000
Email:	dklam@wlrk.com
vsapezhnikov@wlrk.com

If to the Partnership Entities, to:

Pope Resources
19950 Seventh Avenue NE, Suite 200
Poulsbo, WA 98370
Attention:	Tom Ringo
Facsimile:	(360) 697-5932
Email:	tom@orminc.com

With copies to (which does not constitute notice):

Munger, Tolles & Olson LLP
350 South Grand Avenue
Los Angeles, California 90071
Attention:	Robert E. Denham, Esq.
Jennifer M. Broder, Esq.
Facsimile:	(213) 683-5104
Emails:	Robert.Denham@mto.com
Jennifer.Broder@mto.com

and

Davis Wright Tremaine LLP
920 Fifth Avenue Suite 3300
Seattle, Washington 98104
Attention:	Marcus J. Williams, Esq.
Sean P. McCann, Esq.
Facsimile:	(206) 757-7700
Emails:	MarcWilliams@dwt.com
SeanMcCann@dwt.com

Notices will be deemed to have been received (a) on the date of receipt if (i) delivered by hand or overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder) or (b) on the date five Business Days after dispatch by certified or registered mail.

10.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of Parent and the Partnership, except that (i) Parent and Parent Opco may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned Subsidiaries of Parent or Parent Opco and (ii) the Partnership may assign its right to receive the unpaid portion of the Termination Fee from the escrow agent pursuant to Section 9.4(d). Any purported assignment not permitted under this Section 10.6 shall be null and void.

10.7 Entire Understanding; No Third-Party Beneficiaries. This Agreement together with the Confidentiality Agreement constitute the entire agreement and understanding of the Parties with respect to the matters therein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are binding upon, inure to the benefit of the Parties and, subject to Section 10.6, their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and, except (a) as provided in Section 7.10 (which will be to the benefit of and enforceable by the Persons referred to in such Section), (b) following (x) the LP Merger Effective Time, the rights of holders of Partnership Units to receive the LP Merger Consideration and in accordance with the terms hereof, and (y) the GP Merger 1 Effective Time and GP Merger 2 Effective Time, the rights of holders of common stock of MGP and EGP to receive Parent Common Stock in accordance with the terms hereof, (c) as provided in Section 10.14 (which will be to the benefit of and enforceable by the Financing Sources), (d) the rights of the Partnership Related Persons set forth in Section 9.4(f) and (e) the right of the Partnership Entities, on behalf of holders of Partnership Units, MGP Common Stock and EGP Common Stock, as applicable, to pursue damages for losses suffered by such holders in the event of a Parent Entity’s Willful Breach of this Agreement, which right is hereby acknowledged and agreed by the Parent Entities.

10.8 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.9 Jurisdiction.

(a) Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Complex Commercial Litigation Division of the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or in such Federal court, as applicable. The Parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Law.

(b) Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(c) Each of the Parties agrees that it will not, and it will not permit any of its controlled Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source or any Financing Related Party, in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the financing or the performance thereof, in any forum other than the U.S. District Court for the Southern District of New York or, if such court does not have subject matter jurisdiction, in any state court located in the Borough of Manhattan (and the Parties hereto agree to submit to the exclusive jurisdiction of, and venue in, such court in connection therewith), and that the provisions Section 10.10 relating to waiver of jury trial shall apply to such action, cause of action, claim, cross-claim or third-party claim.

10.10 Waiver of Jury Trial. To the extent not prohibited by applicable Law that cannot be waived, each Party hereby irrevocably waives and covenants that it will not assert (whether as plaintiff, defendant or otherwise) any right to trial by jury in any forum in respect of any issue, claim, demand, action or cause of action arising in whole or in part under, related to, based on, or in connection with, this Agreement or the subject matter hereof, whether now existing or hereafter arising and whether sounding in tort or contract or otherwise. Any Party may file an original counterpart or a copy of this Section 10.10 with any court as written evidence of the consent of each such Party to the waiver of its right to trial by jury.

10.11 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any Party has any liability for any obligations or liabilities of the Parties or for any claim based on, in respect of, or by reason of, the Transactions.

10.12 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 10.12 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.12, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Notwithstanding anything to the contrary in this Agreement, if, prior to the Outside Date, a Party brings any Proceeding to enforce specifically the terms and provisions of this Agreement, the Outside Date shall automatically be extended by the amount of time during which such Proceeding is pending, plus ten (10) Business Days, or such longer period of time established by the court presiding over such Proceeding.

10.13 Survival. None of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing or the termination of this Agreement if this Agreement is validly terminated in accordance with Article IX prior to the Closing; provided, however, that if the Closing occurs, the agreements of the Parties and the other provisions set forth in Sections 3.2, 3.3, 3.4, 3.5, 5.26, 7.10 and 7.13, and Article X will survive the Closing, and if this Agreement is terminated prior to the Closing, the agreements of the Parties and other provisions set forth in Sections 5.26, 6.18, 7.6, 7.17(b), 9.2, 9.3 and 9.4, and this Article X will survive such termination. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Closing.

10.14 No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the Partnership Entities agree, on behalf of themselves and each of their former, current or future officers, directors, managers, employees, members, partners, Partnership Unitholders, agents and other representatives and controlled Affiliates (the “Partnership Parties”) that the third party financial institutions arranging or providing the Financing (and their respective Affiliates) (collectively “Financing Sources”), and each of their respective former, current or future general or limited partners, stockholders, managers, members, agents, representatives and Affiliates, and each of their successors and assigns (collectively, “Financing Related Parties”) shall be subject to no liability or claims to the Partnership Parties in connection with the financing of or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to Section 10.7(c), Section 10.9(c) or this Section 10.14 (or amendment or modification with respect to any related definitions as they affect Section 10.7(c), Section 10.9(c) or this Section 10.14) shall be effective without the prior written consent of each Financing Source (on behalf of themselves and the applicable Financing Related Parties) and (b) each Financing Source and Financing Related Party shall be an express third party beneficiary of, and shall have the right to enforce Section 10.7(c), Section 10.9(c) or this Section 10.14. Each of the Parties agrees that Section 10.4 notwithstanding, this Section 10.14 shall be interpreted and any action relating to this provision shall be governed by the laws of the State of New York.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts, all as of the day and year first written above.

RAYONIER INC.

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President and Chief Executive Officer

RAYONIER OPERATING COMPANY LLC

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President

PACIFIC GP MERGER SUB I, LLC

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President

PACIFIC GP MERGER SUB II, LLC

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President

PACIFIC LP MERGER SUB III, LLC

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President

SIGNATURE PAGE TO MERGER AGREEMENT

POPE RESOURCES

By:	Pope MGP, Inc.
its managing general partner

By:	/s/ Thomas M. Ringo
Name:	Thomas M. Ringo
Title:	President & CEO

POPE MGP, INC.

By:	/s/ Thomas M. Ringo
Name:	Thomas M. Ringo
Title:	President & CEO

POPE EGP, INC.

By:	/s/ Thomas M. Ringo
Name:	Thomas M. Ringo
Title:	President

SIGNATURE PAGE TO MERGER AGREEMENT

Exhibit 10.1

STRICTLY CONFIDENTIAL

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of January 14, 2020, by and between Rayonier Inc., a North Carolina corporation (“Parent”), and each of the Persons executing this Agreement on the signature page hereto (each, a “Unitholder”).

WHEREAS, each Unitholder owns, beneficially and of record, certain units representing partnership interests of Pope Resources, a Delaware limited partnership (the “Partnership”) (such units, the “Partnership Units,” and any other Partnership Units or Rights with respect thereto acquired (whether beneficially or of record) by such Unitholder after the date hereof and prior to the earlier of the Closing or the termination of all of such Unitholder’s obligations under this Agreement, including any Partnership Units or Rights acquired by means of purchase, dividend or distribution, or issued upon the exercise of any options or warrants or the conversion of any convertible securities or otherwise (excluding, in the case of the Unitholder who is an individual, any Partnership Units that such Unitholder might be deemed to own in his capacity as a trustee of a trust or that are owned by his children), being collectively referred to herein as the “Securities”);

WHEREAS, Parent, Rayonier Operating Company LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Parent Opco”), Pacific GP Merger Sub I, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 1”), Pacific GP Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2”), Pacific LP Merger Sub III, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent Opco (“Merger Sub 3”), the Partnership, Pope MGP, Inc., a Delaware corporation and the Managing General Partner of the Partnership (“MGP”), and Pope EGP, Inc., a Delaware corporation and the Equity General Partner of the Partnership (“EGP”), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, the “Merger Agreement”; capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement), pursuant to which, among other things, Merger Sub 3 will merge with and into the Partnership (the “LP Merger”), with the Partnership surviving the LP Merger as a subsidiary of Parent Opco, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the approval of the Merger Agreement by the votes required for the Partnership Unitholder Approval (the “Approval”) is a condition to the consummation of the LP Merger; and

WHEREAS, as a condition to the willingness of the Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, each Unitholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto, severally and not jointly, agree as follows:

ARTICLE I

VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1 Voting. From and after the date hereof until the Expiration Date, each Unitholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each adjourned or postponed meeting) of the Partnership Unitholders at which a vote of the Partnership Unitholders on the Merger Agreement or the LP Merger is requested, however called, or in connection with any written consent of the Partnership Unitholders, such Unitholder (in such capacity and not in any other capacity) will (i) appear, in person or by proxy or written consent, at such meeting or otherwise cause all of its Securities to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of its Securities (A) in favor of the Approval (and, in the event that the Approval is presented as more than one proposal, in favor of each proposal that is part of the Approval), (B) in favor of any proposal to adjourn or postpone such meeting of the Partnership Unitholders to a later date if there are not sufficient votes to obtain the Approval, (C) against any Alternative Proposal, and (D) against any action, proposal, transaction or agreement that would be reasonably likely to (I) result in a breach of any covenant, representation or warranty or any other obligation of the Partnership Entities contained in the Merger Agreement or (II) prevent or impede, interfere with, delay, postpone or adversely affect the consummation of the Mergers, including the LP Merger, and the transactions contemplated by the Merger Agreement (clauses (A) through (D), the “Required Votes”).

Section 1.2 Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, each Unitholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee thereof as such Unitholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Unitholder, to vote or cause to be voted (including by proxy or written consent, if applicable) its Securities in accordance with the Required Votes; provided that such Unitholder’s grant of the proxy contemplated by this Section 1.2 shall be effective if, and only if, such Unitholder has not delivered to Parent prior to the meeting at which any of the matters described in Section 1.1 are to be considered, a duly executed irrevocable proxy card directing that its Securities be voted in accordance with the Required Votes; provided, further, that any grant of such proxy shall only entitle Parent or its designee to vote on the matters specified by Section 1.1(ii) and such Unitholder shall retain the authority to vote on all other matters.

(b) Each Unitholder hereby represents that any proxies other than as set forth in this Agreement heretofore given in respect of its Securities, if any, are revocable, and hereby revokes such proxies.

(c) Each Unitholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Unitholder under this Agreement. Each Unitholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except upon the occurrence of the Expiration Date, is intended to be irrevocable. Each Unitholder agrees, until the Expiration Date, to vote its Securities in accordance with Section 1.1 as instructed by Parent in writing. The parties agree that the foregoing is a voting agreement between each Unitholder and Parent.

Section 1.3 Restrictions on Transfers. Each Unitholder hereby agrees that, from the date hereof until the earlier of (x) the Expiration Date and (y) the date on which the Approval is obtained, it shall not, directly or indirectly, without the prior written consent of Parent, (a) sell, transfer, assign, lease, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise) (a “Transfer”), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the Transfer of any of its Securities, (b) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect to its Securities that is inconsistent with this Agreement or (c) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (a) or (b); provided, however, such Unitholder shall have the right to Transfer all or any portion of its Securities to a Permitted Transferee if and only if such Permitted Transferee shall have agreed in writing, in a manner reasonably acceptable to Parent, (i) to accept such Securities subject to the terms and conditions of this Agreement and (ii) to be bound by this Agreement and to agree and acknowledge that such Person shall constitute the transferor Unitholder for all purposes of this Agreement. For purposes of this Agreement, the term “Permitted Transferee” means, with respect to any Unitholder, (A) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Unitholder, (B) any trust, the beneficiaries of which include only such Unitholder or the Persons named in clause (A), or (C) any charitable organization. Any Transfer or attempted Transfer of any Securities in violation of this Section 1.3 shall, to the fullest extent permitted by applicable Law, be null and void ab initio.

ARTICLE II

NO SOLICITATION

Section 2.1 Restricted Activities. Prior to the Expiration Date, each Unitholder shall not, and shall instruct its Affiliates and Representatives (in each case, acting in their capacity as such to such Unitholder, the “Unitholder Representatives”) not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate the submission of an Alternative Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to an Alternative Proposal and (b) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or that could reasonably be expected to lead to, any Alternative Proposal (the activities specified in clauses (a) and (b) being hereinafter referred to as the “Restricted Activities”).

Section 2.2 Capacity. Each Unitholder is signing this Agreement solely in its capacity as a Partnership Unitholder, and nothing contained herein shall in any way limit or affect any actions taken by any Unitholder Representative in his or her capacity as an officer, director, or board observer of MGP or EGP, and no action taken in any such capacity shall be deemed to constitute a breach of this Agreement.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS

OF EACH UNITHOLDER

Section 3.1 Representations and Warranties. Each Unitholder on its own behalf represents and warrants to Parent, severally and not jointly, as follows: (a) such Unitholder has full legal right and capacity to execute and deliver this Agreement, to perform such Unitholder’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by such Unitholder and the execution, delivery and performance of this Agreement by such Unitholder and the consummation of the transactions contemplated hereby by such Unitholder who is not an individual have been duly authorized by all necessary action on the part of such Unitholder and no other actions or proceedings on the part of such Unitholder are necessary for such Unitholder to authorize this Agreement or for such Unitholder to consummate the transactions contemplated hereby, (c) assuming due authorization, execution and delivery by the each of the other parties to this Agreement, this Agreement constitutes the valid and binding agreement of such Unitholder, enforceable against such Unitholder in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles), (d) the execution and delivery of this Agreement by such Unitholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreements binding upon such Unitholder or the Securities owned by such Unitholder, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the SEC by such Unitholder, (e) such Unitholder owns, beneficially and of record the Securities set forth opposite such Unitholder’s name on Exhibit A attached hereto, (f) except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various states of the United States, such Unitholder owns, beneficially and of record, all of its Securities free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, the Second Amended and Restated Limited Partnership Agreement, dated as of November 7, 1985, by and between MGP, EGP and certain other parties and the Shareholders Agreement, dated as of November 7, 1985, by and among MGP, EGP, Peter T. Pope, Emily T. Andrews, Pope &Talbot, Inc., the directors of MGP and the Partnership) and has sole voting power with respect to its Securities and sole power of disposition with respect to all of its Securities, with no restrictions on such Unitholder’s rights of voting or disposition pertaining thereto, and no person other than such Unitholder has any right to direct or approve the voting or disposition of any of its Securities and (g) there is no Proceeding pending as of the date hereof against, or, to the knowledge of such Unitholder, threatened as of the date hereof against or affecting, such Unitholder that could reasonably be expected to impair or adversely affect the ability of such Unitholder to perform such Unitholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.2 Certain Other Agreements. Each Unitholder hereby:

(a) agrees to reasonably promptly notify Parent of the number of any new Securities acquired by such Unitholder after the date hereof and prior to the Expiration Date; provided that any such Securities shall automatically be subject to the terms of this Agreement as though owned by such Unitholder on the date hereof;

(b) agrees to permit Parent to publish and disclose in filings with the SEC and in the press release announcing the transactions contemplated by the Merger Agreement, such Unitholder’s identity and ownership of its Securities and the nature of such Unitholder’s commitments, arrangements and understandings under this Agreement; provided that Parent agrees that it shall only publish and disclose the ownership of such Unitholder on an aggregate basis with the Partnership Unitholders who have entered into a Support Agreement on the date hereof;

(c) shall and does authorize Parent or its counsel to notify the Partnership’s transfer agent that there is a stop transfer order with respect to all of its Securities (and that this Agreement places limits on the voting and transfer of such shares); provided that Parent or its counsel further notifies the Partnership’s transfer agent to lift and vacate the stop transfer order with respect to its Securities on the earlier of (x) following the Expiration Date and (y) the date on which the Approval is obtained; and

(d) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Partnership, MGP, EGP or any of their respective Subsidiaries or successors (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (ii) alleging a breach of any duty of the Partnership Board (including the Special Committee thereof) or Parent Board in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

ARTICLE IV

TERMINATION

This Agreement shall terminate and be of no further force or effect upon the earlier of (x) the consummation of the LP Merger, (y) the termination of the Merger Agreement pursuant to and in compliance with the terms therein and (z) the entry of the parties to the Merger Agreement into any amendment or modification of the Merger Agreement that decreases, or changes the form of, the Merger Consideration (such earlier date, the “Expiration Date). Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for fraud or willful breach of this Agreement. Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for fraud or willful breach of this Agreement. In addition, upon a Partnership Change in Recommendation pursuant to and in compliance with the Merger Agreement in response to either an Intervening Event or a Superior Proposal by a New Third Party, the provisions set forth in Sections 1.1 and 1.2 of this Agreement shall not apply for so long as such Partnership Change in Recommendation shall remain in effect; provided, however, that if the Partnership Board or the Special Committee withdraws such Partnership Change in Recommendation and approves the Merger Agreement (whether or not amended or modified) (a “Renewed Recommendation”), the provisions of

Sections 1.1 and 1.2 of this Agreement shall thereafter remain in full force and effect for so long as such Renewed Recommendation remains in effect. For the purposes of this Agreement, a “New Third Party” will be any Person other than (a) any Person who prior to the date of the execution of the Merger Agreement has engaged in any discussions or negotiations with any of the Partnership Entities or any of their respective directors, officers or Representatives regarding any potential or actual Alternative Proposal, or who has requested information from any of the Partnership Entities or any of their respective directors, officers or Representatives in connection any potential or actual Alternative Proposal, (b) any Affiliate of any Person described in clause (a), including any director or officer of the foregoing or (c) any other Person that is controlled, directly or indirectly, by any of the persons described in clauses (a) or (b).

ARTICLE V

MISCELLANEOUS

Section 5.1 Expenses. Each party shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the LP Merger and the other transactions contemplated by the Merger Agreement are effected.

Section 5.2 Notices. All notices and other communications hereunder will be in writing and deemed given if delivered personally or by facsimile transmission, or mailed by a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

If to Parent, to:

Rayonier Inc.

1 Rayonier Way

Wildlight, Florida 32097

Attention:     Mark R. Bridwell

Facsimile:     (904) 598-2264

With copies to (which does not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:     David K. Lam, Esq.

                      Viktor Sapezhnikov, Esq.

Facsimile:     (212) 403-2000

Email:           dklam@wlrk.com

                       vsapezhnikov@wlrk.com

If to a Unitholder, to:

The address set forth underneath such Unitholder’s name on Exhibit A hereto

With a copy to (which does not constitute notice):

Winston & Strawn LLP

333 S. Grand Avenue

Los Angeles, CA 90071-1543

Attention:     Eva Davis, Esq.

Facsimile:     (213) 615-1750

Email:           evadavis@winston.com

With a copy to (which does not constitute notice):

Pope Resources

19950 Seventh Avenue NE, Suite 200

Poulsbo, WA 98370

Attention:     Tom Ringo

Facsimile:     (360) 697-5932

Email:           tom@orminc.com

Section 5.3 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent and the Unitholders, and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.4 Assignment. Subject to Section 1.3, no party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of Partnership Units, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto.

Section 5.5 No Ownership Interest. Except as specifically provided herein, all rights, ownership and economic benefits of and relating to each Unitholder’s Securities shall remain vested in and belong to such Unitholder. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including Parent, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.

Section 5.6 No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 5.7 Entire Agreement. This Agreement (including Exhibit A) together with the Merger Agreement constitute the entire agreement and understanding of the parties hereto with respect to the matters therein and supersede all prior agreements and understandings on such matters.

Section 5.8 No Third-Party Beneficiaries. The provisions of this Agreement are binding upon, inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors.

Section 5.9 Certain Agreements. From the date of this Agreement until five years after the LP Merger Effective Time, each party shall not, and shall cause its officers and directors not to, make any negative or disparaging statements regarding another party hereto or such other party’s business, activities or business or personal reputation; provided that the foregoing shall not apply to disclosures required by applicable Law.

Section 5.10 Jurisdiction; Specific Performance.

(a) Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or in such Federal court, as applicable. The parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Each of the parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(b) The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that, to the fullest extent permitted by Law, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 5.9 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. To the fullest extent permitted by Law, each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party hereto has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Each party hereto further agrees that no other party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.9(b), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 5.11 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 5.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 5.12 Governing Law. This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware

Section 5.13 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions: (a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used; (b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate; (c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation; (d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings; (e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”; (f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined; (g) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders; (h) this Agreement has been jointly prepared by the parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement; (i) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement; (j) any references herein to a particular Section, Article or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless otherwise expressly stated herein; the Exhibit attached hereto is incorporated herein by reference and will be considered part of this Agreement; and (k) all references to days mean calendar days unless otherwise provided.

Section 5.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

Section 5.15 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 5.16 Obligation to Update Exhibit A. Each Unitholder agrees that in connection with any acquisitions or Transfers (to the extent permitted) of Securities by such Unitholder, such Unitholder will, as promptly as reasonably practicable following the completion of thereof, notify Parent in writing of such acquisition or Transfer and the Parties will update Exhibit A to reflect the effect of such acquisition or Transfer.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT:
RAYONIER INC.

By:	/s/ MARK D. MCHUGH
Name:	Mark D. McHugh
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Pope Unitholder Voting and Support Agreement]

UNITHOLDER:

PT POPE PROPERTIES LLC

By:	/s/ MARIA M. POPE
Name:	Maria M. Pope
Title:	Managing Member

[Signature Page to Pope Unitholder Voting and Support Agreement]

UNITHOLDER:

PMG FAMILY LIMITED PARTNERSHIP

By:	/s/ MARIA M. POPE
Name:	Maria M. Pope
Title:	General Partner

[Signature Page to Pope Unitholder Voting and Support Agreement]

UNITHOLDER:

/s/ MARIA M. POPE
Maria M. Pope

[Signature Page to Pope Unitholder Voting and Support Agreement]

EXHIBIT A

Exhibit A to Pope Unitholder Voting and Support Agreement

Exhibit 10.2

STRICTLY CONFIDENTIAL

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of January 14, 2020, by and between Rayonier Inc., a North Carolina corporation (“Parent”), and each of the Persons executing this Agreement on the signature page hereto (each, a “Unitholder”).

WHEREAS, each Unitholder owns, beneficially and of record, certain units representing partnership interests of Pope Resources, a Delaware limited partnership (the “Partnership”) (such units, the “Partnership Units,” and any other Partnership Units or Rights with respect thereto acquired (whether beneficially or of record) by such Unitholder after the date hereof and prior to the earlier of the Closing or the termination of all of such Unitholder’s obligations under this Agreement, including any Partnership Units or Rights acquired by means of purchase, dividend or distribution, or issued upon the exercise of any options or warrants or the conversion of any convertible securities or otherwise (excluding, in the case of the Individual Unitholder, any Partnership Units that such Unitholder might be deemed to own in his capacity as a trustee of a trust or that are owned by his children), being collectively referred to herein as the “Securities”);

WHEREAS, Parent, Rayonier Operating Company LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Parent Opco”), Pacific GP Merger Sub I, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 1”), Pacific GP Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2”), Pacific LP Merger Sub III, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent Opco (“Merger Sub 3”), the Partnership, Pope MGP, Inc., a Delaware corporation and the Managing General Partner of the Partnership (“MGP”), and Pope EGP, Inc., a Delaware corporation and the Equity General Partner of the Partnership (“EGP”), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, the “Merger Agreement”; capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement), pursuant to which, among other things, Merger Sub 3 will merge with and into the Partnership (the “LP Merger”), with the Partnership surviving the LP Merger as a subsidiary of Parent Opco, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the approval of the Merger Agreement by the votes required for the Partnership Unitholder Approval (the “Approval”) is a condition to the consummation of the LP Merger; and

WHEREAS, as a condition to the willingness of the Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, each Unitholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto, severally and not jointly, agree as follows:

ARTICLE I

VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1 Voting. From and after the date hereof until the Expiration Date, each Unitholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each adjourned or postponed meeting) of the Partnership Unitholders at which a vote of the Partnership Unitholders on the Merger Agreement or the LP Merger is requested, however called, or in connection with any written consent of the Partnership Unitholders, such Unitholder (in such capacity and not in any other capacity) will (i) appear, in person or by proxy or written consent, at such meeting or otherwise cause all of its Securities to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of its Securities (A) in favor of the Approval (and, in the event that the Approval is presented as more than one proposal, in favor of each proposal that is part of the Approval), (B) in favor of any proposal to adjourn or postpone such meeting of the Partnership Unitholders to a later date if there are not sufficient votes to obtain the Approval, (C) against any Alternative Proposal, and (D) against any action, proposal, transaction or agreement that would be reasonably likely to (I) result in a breach of any covenant, representation or warranty or any other obligation of the Partnership Entities contained in the Merger Agreement or (II) prevent or impede, interfere with, delay, postpone or adversely affect the consummation of the Mergers, including the LP Merger, and the transactions contemplated by the Merger Agreement (clauses (A) through (D), the “Required Votes”).

Section 1.2 Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, each Unitholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee thereof as such Unitholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Unitholder, to vote or cause to be voted (including by proxy or written consent, if applicable) its Securities in accordance with the Required Votes; provided that such Unitholder’s grant of the proxy contemplated by this Section 1.2 shall be effective if, and only if, such Unitholder has not delivered to Parent prior to the meeting at which any of the matters described in Section 1.1 are to be considered, a duly executed irrevocable proxy card directing that its Securities be voted in accordance with the Required Votes; provided, further, that any grant of such proxy shall only entitle Parent or its designee to vote on the matters specified by Section 1.1(ii) and such Unitholder shall retain the authority to vote on all other matters.

(b) Each Unitholder hereby represents that any proxies other than as set forth in this Agreement heretofore given in respect of its Securities, if any, are revocable, and hereby revokes such proxies.

(c) Each Unitholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Unitholder under this Agreement. Each Unitholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except upon the occurrence of the Expiration Date, is intended to be irrevocable. Each Unitholder agrees, until the Expiration Date, to vote its Securities in accordance with Section 1.1 as instructed by Parent in writing. The parties agree that the foregoing is a voting agreement between each Unitholder and Parent.

Section 1.3 Restrictions on Transfers. Each Unitholder hereby agrees that, from the date hereof until the earlier of (x) the Expiration Date and (y) the date on which the Approval is obtained, it shall not, directly or indirectly, without the prior written consent of Parent, (a) sell, transfer, assign, lease, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise) (a “Transfer”), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the Transfer of any of its Securities, (b) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect to its Securities that is inconsistent with this Agreement or (c) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (a) or (b); provided, however, such Unitholder shall have the right (I) to Transfer all or any portion of its Securities to a Permitted Transferee if and only if such Permitted Transferee shall have agreed in writing, in a manner reasonably acceptable to Parent, (i) to accept such Securities subject to the terms and conditions of this Agreement and (ii) to be bound by this Agreement and to agree and acknowledge that such Person shall constitute the transferor Unitholder for all purposes of this Agreement, (II) in the case of the Trust Unitholder (as defined on Exhibit A hereto) to pledge all or any portion of its Securities to a commercial banking institution of national standing (the “Pledgee”) to secure a loan to satisfy any estate tax of the Trust Unitholder that would become due prior to the termination of this Agreement, provided (i) the terms of any such pledge provide that, in the absence of any default by the Trust Unitholder of the related loan, the Trust Unitholder retains voting control of any pledged Securities such that the Trust Unitholder can satisfy its obligations under this Agreement and (ii) in the event of a default by the Trust Unitholder of the related loan, or under any other circumstance in which the Pledgee may gain voting control of the pledged Securities, such pledge provides, in a manner reasonably acceptable to Parent, that the Pledgee will accept the applicable Securities subject to the terms and conditions of this Agreement and agree to be bound by this Agreement and constitute the Trust Unitholder for all purposes of this Agreement, or (III) in the case of the Individual Unitholder, to Transfer up to 600 Partnership Units pursuant to an existing Rule 10b5-1 trading plan; provided that the Individual Unitholder use reasonable best efforts to terminate such trading plan as promptly as practicable following the date of this Agreement. For purposes of this Agreement, the term “Permitted Transferee” means, with respect to any Unitholder, (A) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Unitholder, (B) any trust, the beneficiaries of which include only such Unitholder or the Persons named in clause (A), or (C) any charitable organization. Any Transfer or attempted Transfer of any Securities in violation of this Section 1.3 shall, to the fullest extent permitted by applicable Law, be null and void ab initio.

ARTICLE II

NO SOLICITATION

Section 2.1 Restricted Activities. Prior to the Expiration Date, each Unitholder shall not, and shall instruct its Affiliates and Representatives (in each case, acting in their capacity as such to such Unitholder, the “Unitholder Representatives”) not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate the submission of an Alternative Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to an Alternative Proposal and (b) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or that could reasonably be expected to lead to, any Alternative Proposal (the activities specified in clauses (a) and (b) being hereinafter referred to as the “Restricted Activities”).

Section 2.2 Capacity. Each Unitholder is signing this Agreement solely in its capacity as a Partnership Unitholder, and nothing contained herein shall in any way limit or affect any actions taken by any Unitholder Representative in his or her capacity as an officer, director, or board observer of MGP or EGP, and no action taken in any such capacity shall be deemed to constitute a breach of this Agreement.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS

OF EACH UNITHOLDER

Section 3.1 Representations and Warranties. Each Unitholder on its own behalf represents and warrants to Parent, severally and not jointly, as follows: (a) such Unitholder has full legal right and capacity to execute and deliver this Agreement, to perform such Unitholder’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by such Unitholder and the execution, delivery and performance of this Agreement by such Unitholder and the consummation of the transactions contemplated hereby by such Unitholder who is not an individual have been duly authorized by all necessary action on the part of such Unitholder and no other actions or proceedings on the part of such Unitholder are necessary for such Unitholder to authorize this Agreement or for such Unitholder to consummate the transactions contemplated hereby, (c) assuming due authorization, execution and delivery by the each of the other parties to this Agreement, this Agreement constitutes the valid and binding agreement of such Unitholder, enforceable against such Unitholder in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles), (d) the execution and delivery of this Agreement by such Unitholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreements binding upon such Unitholder or the Securities owned by such Unitholder, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the SEC by such Unitholder, (e) such Unitholder owns, beneficially and of record the Securities set forth opposite such Unitholder’s name on Exhibit A attached hereto, (f) except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various states of the United States, such Unitholder owns, beneficially and of record, all of its Securities free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, the Second Amended and Restated Limited Partnership Agreement, dated as of November 7, 1985, by and between MGP, EGP and certain other parties and the Shareholders Agreement, dated as of November 7, 1985, by and among MGP, EGP, Peter T. Pope, Emily T. Andrews, Pope &Talbot, Inc., the directors of MGP and the Partnership) and has sole voting power with respect to its Securities and sole power of disposition with respect to all of its Securities, with no restrictions on such Unitholder’s rights of voting or disposition pertaining thereto, and no person other than such Unitholder has any right to direct or approve the voting or disposition of any of its Securities and (g) there is no Proceeding pending as of the date hereof against, or, to the knowledge of such Unitholder, threatened as of the date hereof against or affecting, such Unitholder that could reasonably be expected to impair or adversely affect the ability of such Unitholder to perform such Unitholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.2 Certain Other Agreements. Each Unitholder hereby:

(a) agrees to reasonably promptly notify Parent of the number of any new Securities acquired by such Unitholder after the date hereof and prior to the Expiration Date; provided that any such Securities shall automatically be subject to the terms of this Agreement as though owned by such Unitholder on the date hereof;

(b) agrees to permit Parent to publish and disclose in filings with the SEC and in the press release announcing the transactions contemplated by the Merger Agreement, such Unitholder’s identity and ownership of its Securities and the nature of such Unitholder’s commitments, arrangements and understandings under this Agreement; provided that Parent agrees that it shall only publish and disclose the ownership of such Unitholder on an aggregate basis with the Partnership Unitholders who have entered into a Support Agreement on the date hereof;

(c) shall and does authorize Parent or its counsel to notify the Partnership’s transfer agent that there is a stop transfer order with respect to all of its Securities (and that this Agreement places limits on the voting and transfer of such shares); provided that Parent or its counsel further notifies the Partnership’s transfer agent to lift and vacate the stop transfer order with respect to its Securities on the earlier of (x) following the Expiration Date and (y) the date on which the Approval is obtained; and

(d) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Partnership, MGP, EGP or any of their respective Subsidiaries or successors (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (ii) alleging a breach of any duty of the Partnership Board (including the Special Committee thereof) or Parent Board in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

ARTICLE IV

TERMINATION

This Agreement shall terminate and be of no further force or effect upon the earlier of (x) the consummation of the LP Merger, (y) the termination of the Merger Agreement pursuant to and in compliance with the terms therein and (z) the entry of the parties to the Merger Agreement into any amendment or modification of the Merger Agreement that decreases, or changes the form of, the Merger Consideration (such earlier date, the “Expiration Date). Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for fraud or willful breach of this Agreement. Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for fraud or willful breach of this Agreement. In addition, upon a Partnership Change in Recommendation pursuant to and in compliance with the Merger Agreement in response to either an Intervening Event or a Superior Proposal by a New Third Party, the provisions set forth in Sections 1.1 and 1.2 of this Agreement shall not apply for so long as such Partnership Change in Recommendation shall remain in effect; provided, however, that if the Partnership Board or the Special Committee withdraws such Partnership Change in Recommendation and approves the Merger Agreement (whether or not amended or modified) (a “Renewed Recommendation”), the provisions of Sections 1.1 and 1.2 of this Agreement shall thereafter remain in full force and effect for so long as such Renewed Recommendation remains in effect. For the purposes of this Agreement, a “New Third Party” will be any Person other than (a) any Person who prior to the date of the execution of the Merger Agreement has engaged in any discussions or negotiations with any of the Partnership Entities or any of their respective directors, officers or Representatives regarding any potential or actual Alternative Proposal, or who has requested information from any of the Partnership Entities or any of their respective directors, officers or Representatives in connection any potential or actual Alternative Proposal, (b) any Affiliate of any Person described in clause (a), including any director or officer of the foregoing or (c) any other Person that is controlled, directly or indirectly, by any of the persons described in clauses (a) or (b).

ARTICLE V

MISCELLANEOUS

Section 5.1 Expenses. Each party shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the LP Merger and the other transactions contemplated by the Merger Agreement are effected.

Section 5.2 Notices. All notices and other communications hereunder will be in writing and deemed given if delivered personally or by facsimile transmission, or mailed by a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

If to Parent, to:
Rayonier Inc. 1 Rayonier Way
Wildlight, Florida 32097
Attention:	Mark R. Bridwell
Facsimile:	(904) 598-2264

With copies to (which does not constitute notice):
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street
New York, New York 10019
Attention:	David K. Lam, Esq.
Viktor Sapezhnikov, Esq.
Facsimile:	(212) 403-2000
Email:	dklam@wlrk.com
vsapezhnikov@wlrk.com

If to a Unitholder, to:

The address set forth underneath such Unitholder’s name on Exhibit A hereto

With a copy to (which does not constitute notice):

Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road
Menlo Park, California 94025
Attention:	Richard V. Smith, Esq.
Facsimile:	(650) 614-7401
Email:	rsmith@orrick.com

With a copy to (which does not constitute notice):
Pope Resources 19950 Seventh Avenue NE, Suite 200
Poulsbo, WA 98370
Attention:	Tom Ringo
Facsimile:	(360) 697-5932
Email:	tom@orminc.com

Section 5.3 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent and the Unitholders, and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.4 Assignment. Subject to Section 1.3, no party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of Partnership Units, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto.

Section 5.5 No Ownership Interest. Except as specifically provided herein, all rights, ownership and economic benefits of and relating to each Unitholder’s Securities shall remain vested in and belong to such Unitholder. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including Parent, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.

Section 5.6 No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 5.7 Entire Agreement. This Agreement (including Exhibit A) together with the Merger Agreement constitute the entire agreement and understanding of the parties hereto with respect to the matters therein and supersede all prior agreements and understandings on such matters.

Section 5.8 No Third-Party Beneficiaries. The provisions of this Agreement are binding upon, inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors.

Section 5.9 Jurisdiction; Specific Performance.

(a) Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or in such Federal court, as applicable. The parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Each of the parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(b) The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that, to the fullest extent permitted by Law, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 5.9 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. To the fullest extent permitted by Law, each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party hereto has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party hereto further agrees that no other party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.9(b), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 5.10 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 5.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 5.11 Governing Law. This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware

Section 5.12 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions: (a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used; (b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate; (c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation; (d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings; (e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”; (f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined; (g) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders; (h) this Agreement has been jointly prepared by the parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement; (i) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement; (j) any references herein to a particular Section, Article or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless otherwise expressly stated herein; the Exhibit attached hereto is incorporated herein by reference and will be considered part of this Agreement; and (k) all references to days mean calendar days unless otherwise provided.

Section 5.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

Section 5.14 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 5.15 Obligation to Update Exhibit A. Each Unitholder agrees that in connection with any acquisitions or Transfers (to the extent permitted) of Securities by such Unitholder, such Unitholder will, as promptly as reasonably practicable following the completion of thereof, notify Parent in writing of such acquisition or Transfer and the Parties will update Exhibit A to reflect the effect of such acquisition or Transfer.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT:

RAYONIER INC.

By:	/s/ MARK D. MCHUGH
Name:	Mark D. McHugh
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Pope Unitholder Voting and Support Agreement]

UNITHOLDER:

EMILY T. ANDREWS 1987 REVOCABLE TRUST

By:	/s/ GORDON ANDREWS
Name:	Gordon Andrews
Title:	Trustee

[Signature Page to Pope Unitholder Voting and Support Agreement]

UNITHOLDER:

/s/ GORDON ANDREWS
Gordon Andrews

[Signature Page to Pope Unitholder Voting and Support Agreement]

UNITHOLDER:

GORDON POPE ANDREWS SEPARATE PROPERTY REVOCABLE TRUST U/T/D 5/9/2013

By:	/s/ GORDON ANDREWS
Name:	Gordon Andrews
Title:	Trustee

[Signature Page to Pope Unitholder Voting and Support Agreement]

EXHIBIT A

Exhibit A to Pope Unitholder Voting and Support Agreement

Exhibit 99.1

Rayonier to Acquire Pope Resources

•	Values Pope Resources limited partnership equity at $554 million, or $126.91 per unit

•

Adds fee ownership of 125,000 acres(1) of high-quality, predominantly Douglas-fir timberlands to Rayonier’s Pacific Northwest timberland portfolio; increases sustainable yield by 57 MMBF (or 455,000 tons) annually and proportion of Douglas-fir merchantable inventory from 60% to 68%

•

Adds private equity timber fund business with three funds comprising 141,000 acres and assets under management of $545 million; Pope Resources co-investment of 12% represents “look-through” ownership of additional 17,000 acres

•	Augments higher-and-better-use real estate pipeline with rural and conservation land sale opportunities and high-potential improved development projects in west Puget Sound area

•	Results in targeted annual cost synergies of $5 million, consisting primarily of rationalization of corporate overhead

•	Expected to generate accretion to cash available for distribution (“CAD”)(2)(3)(4) per share in first full year

•	Employs innovative UPREIT structure to defer capital gain recognition for Pope Resources unitholders

WILDLIGHT, Fla. and POULSBO, Wash., January 15, 2020 – Rayonier Inc. (“Rayonier”) (NYSE:RYN) and Pope Resources, A Delaware Limited Partnership (“Pope Resources”) (NASDAQ:POPE) announced today that they have entered into a definitive merger agreement under which Rayonier will acquire all of the outstanding limited partnership units of Pope Resources for consideration consisting of equity and cash. Under the terms of the agreement, which has been unanimously approved by the boards of directors of both companies as well as the special committee of Pope Resources’ board composed solely of independent directors, Pope Resources unitholders will have the right to elect to receive (i) 3.929 common shares of Rayonier, (ii) 3.929 units of Rayonier Operating Partnership LP, or (iii) $125 in cash in exchange for each unit of Pope Resources, subject to a proration mechanism as described below. Based on Rayonier’s 10-day volume-weighted average price, the transaction values Pope Resources’ limited partnership equity at $554 million, or $126.91 per unit (assuming 70% of the Pope Resources units are exchanged for equity consideration and 30% are exchanged for cash consideration).

Following the closing of the transaction, Rayonier Operating Partnership LP (n/k/a Rayonier Operating Company LLC) will own all of the assets of Rayonier and Pope Resources and will be the operating partnership of Rayonier’s umbrella partnership real estate investment trust (“UPREIT”). The units of Rayonier Operating Partnership LP can be converted into cash based on the market price of Rayonier common shares or, at Rayonier’s option, exchanged for Rayonier common shares on a 1:1 basis, following a 60-day notice period. Pope Resources unitholders that elect to receive Rayonier Operating Partnership LP units will generally defer any capital gain recognition on their Pope Resources units until they exchange those units for cash or Rayonier common shares.

“We are delighted to be combining two premier pure-play timber organizations using an innovative tax-deferred UPREIT structure,” said David Nunes, President and CEO of Rayonier. “Pope Resources has a strong track record as a best-in-class Pacific Northwest timberland operator and possesses an excellent set of assets in high-quality markets. Our two organizations have very compatible cultures, a complementary set of assets and a shared dedication to value maximization through intensive silvicultural practices and higher-and-better-use real estate operations. The addition of these high-quality Pacific Northwest timberlands increases Rayonier’s ownership in the region to 504,000 acres, adds 57 MMBF to our sustainable yield, increases our proportion of Douglas-fir inventory and offers a complementary age-class fit. We look forward to completing this transaction by mid-year, which continues our strategy of adding high-quality timberlands in strong log markets and building long-term value for our shareholders through prudent capital allocation.”

“This transaction is the culmination of a thorough process undertaken by Pope Resources’ board to maximize value for our unitholders,” said Tom Ringo, President and CEO of Pope Resources. “Rayonier is the leading pure-play timberland REIT, with a well-diversified portfolio of timberlands and an established track record of creating long-term value from its assets. This transaction will provide our unitholders with the opportunity to defer capital gain recognition and participate in Rayonier’s long-term upside potential, benefitting from a well-managed and diversified timberland portfolio while still enjoying a strong dividend yield. Like Pope Resources, Rayonier has a rich heritage of sustainably managing timberlands, and we look forward to working closely with them to realize the benefits of this combination on behalf of our unitholders.”

Transaction Highlights

•

Complementary Timberland Portfolios. The combination will allow Rayonier to meaningfully enhance the scale, diversity and cash flow potential of its Pacific Northwest timberland portfolio, while allowing Pope Resources unitholders to participate in the long-term upside of a more diverse timberland and real estate portfolio. The addition of Pope Resources’ 125,000 acres(1) will increase Rayonier’s Pacific Northwest sustainable yield by 32% and will increase its proportion of Douglas-fir merchantable inventory from 60% to 68%. The combined organization will benefit from sharing best-in-class silvicultural practices and optimizing log merchandising and logistics, and further expects to realize operational efficiencies and cost savings from integrating systems and personnel.

•

High-Value HBU and Real Estate Development Projects. Pope Resources’ land portfolio includes several high-potential HBU and real estate development opportunities, including projects in Gig Harbor, Port Gamble, Kingston and Bainbridge Island in the west Puget Sound area. These projects, as well as significant conservation and rural land sale opportunities within the Pope Resources portfolio, will significantly enhance Rayonier’s pipeline of value-added HBU opportunities.

•

Attractive Private Equity Timber Fund Business. Pope Resources operates a private equity timber fund business with three funds and total assets under management of $545 million, consisting of 141,000 acres of timberland located in the Pacific Northwest. The timber fund business has historically provided Pope Resources with enhanced operational scale, access to institutional capital for growth and incremental cash flow from asset management fees. Based on its weighted average co-investment of 12%, Pope Resources’ proportionate ownership in these funds represents an additional 17,000 acres with a pro-rata appraised value of $65 million (or $59 million, net of fund debt).

•

Accretive to Cash Flow. Rayonier expects that the transaction will increase annual Adjusted EBITDA(3)(4)(5) and CAD(2)(3)(4) by approximately $38 million and $25 million, respectively, over the next five years. These anticipated increases are driven, in part, by estimated annual cost synergies of approximately $5 million, reflecting a reduction of overhead costs and the elimination of redundant public company costs.

•

Prudent Capital Structure. By limiting cash consideration to approximately 30% of the total limited partnership units of Pope Resources, Rayonier will be able to maintain conservative credit metrics consistent with its long-term targets. Rayonier remains committed to maintaining its investment grade credit rating.

Transaction Details

Proration Mechanism: Pursuant to the terms of the agreement, elections will be subject to proration to ensure that the aggregate amount of cash, on the one hand, and Rayonier common stock and Rayonier operating partnership units, on the other hand, that are issued in the merger would be equal to the amounts issued as if every Pope Resources unit received 2.751 Rayonier common shares or Rayonier operating partnership units and $37.50 in cash. If elections for the Rayonier common shares and Rayonier operating partnership units are oversubscribed, then to reduce the effect of such proration Rayonier may, in its discretion, add additional equity (and decrease the amount of cash) payable to the Pope Resources unitholders making such elections.

GP Consideration: The merger agreement also provides for Rayonier to acquire the general partner entities of Pope Resources, Pope MGP, Inc. and Pope EGP, Inc., for consideration consisting of $10 million of cash (exclusive of the Pope Resources units owned by these entities).

Valuation: Inclusive of the general partner consideration described above, the transaction values Pope Resources’ total equity at $564 million and its enterprise value at $656 million (excluding fund net debt).

Transaction Support: The general partners of Pope Resources have approved the transaction, and certain affiliated unitholders holding approximately 16% of the outstanding limited partnership units have entered into voting agreements to vote in favor of the merger.

Timing and Approvals

The transaction is expected to close in mid-2020. The transaction requires approval of a majority of the Pope Resources unitholders and is subject to customary closing conditions and regulatory approvals.

Advisors

Credit Suisse is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Rayonier. Centerview Partners is serving as financial advisor and Munger, Tolles & Olson LLP is serving as legal advisor to the special committee of Pope Resources’ board. Davis Wright Tremaine LLP is serving as legal counsel to Pope Resources.

Conference Call Information

Rayonier will host a conference call and live webcast on Wednesday, January 15 at 8:30 a.m. Eastern Time / 5:30 a.m. Pacific Time to discuss the transaction. Access to the live webcast and presentation will be available at www.rayonier.com. Investors may listen to the conference call by dialing 800-369-1184 (domestic) or 415-228-3898 (international), passcode: Rayonier. A replay of the conference call will be available one hour following the call until Friday, February 14, 2020 by dialing 866-451-8971 (domestic) or 203-369-1204 (international), passcode: 11520.

(1)	Includes approximately 6,000 acres representing long-term timber deeds, timber reservations from prior land sales, and lands located within real estate project areas.
(2)

Cash Available for Distribution (CAD) is defined as cash provided by operating activities adjusted for capital spending (excluding timberland acquisitions and real estate development investments) and working capital and other balance sheet changes. CAD is a non-GAAP measure that management uses to measure cash generated during a period that is available for common stock dividends, distributions to the New Zealand minority shareholder, repurchase of the Company’s common shares, debt reduction, strategic acquisitions and real estate development investments. CAD is not necessarily indicative of the CAD that may be generated in future periods.

(3)

Rayonier has presented forward-looking statements regarding Adjusted EBITDA and Cash Available for Distribution (CAD). These non-GAAP financial measures are derived by excluding certain amounts, expenses or income from the corresponding financial measures determined in accordance with GAAP. The determination of the amounts that are excluded from these non-GAAP financial measures is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts recognized in a given period. We are unable to present a quantitative reconciliation of forward-looking Adjusted EBITDA and CAD to their most directly comparable forward-looking GAAP financial measures because such information is not available, and management cannot reliably predict all of the necessary components of such GAAP measures without unreasonable effort or expense. In addition, we believe such reconciliations would imply a degree of precision that would be confusing or misleading to investors. These non-GAAP financial measures are preliminary estimates and are subject to risks and uncertainties, including, among others, changes in connection with quarter-end and year-end adjustments. Any variation between the company’s actual results and forward-looking financial data set forth above may be material.

(4)	Excludes transaction expenses and costs to achieve synergies.
(5)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization, the non-cash cost of land and improved development, non-operating income and expense and Large Dispositions. Adjusted EBITDA is a non-GAAP measure that management uses to make strategic decisions about the business and that investors can use to evaluate the operational performance of the assets under management. It removes the impact of specific items that management believes do not directly reflect the core business operations on an ongoing basis. Adjusted EBITDA for the expected five-year average annual financial impact is calculated on a “look-through” basis, which combines the Partnership’s Timber and its 20%, 5%, and 15% ownership interests in Fund II, Fund III, and Fund IV, respectively.

About Rayonier

Rayonier is a leading timberland real estate investment trust with assets located in some of the most productive softwood timber growing regions in the United States and New Zealand. As of September 30, 2019, Rayonier owned, leased or managed approximately 2.6 million acres of timberlands located in the U.S. South (1.8 million acres), U.S. Pacific Northwest (379,000 acres) and New Zealand (414,000 acres). More Information is available at www.rayonier.com.

About Pope Resources

Pope Resources, a publicly traded limited partnership, and its subsidiaries Olympic Resource Management and Olympic Property Group, own and manage 125,000 acres of timberland and higher-and-better-use properties in Washington. In addition, Pope Resources co-invests in and consolidates three private equity timber funds that own 141,000 acres of timberland in Washington, Oregon, and California. The Partnership and its predecessor companies have owned and managed timberlands and development properties for over 165 years. Additional information on the company can be found at www.poperesources.com.

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Rayonier and Pope Resources operate and beliefs of and assumptions made by Rayonier’s management and Pope Resources’ management, involve uncertainties that could significantly affect the financial or operating results of Rayonier, Pope Resources or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, expectations about the likelihood and timing of closing, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the proposed transaction involving Rayonier and Pope Resources, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to (i) benefits of the proposed transaction to stockholders, employees and other constituents of the combined company, (ii) synergies and other cost savings as a result of completion of the proposed transaction, (iii) the expected timetable for completing the proposed transaction or integration of the two companies, (iv) general conditions in the geographic areas where Rayonier or Pope Resources operate, (v) creating value for stockholders, (vi) changes in timber prices, (vii) changes in sales or contribution volume of developed properties and (viii) the availability of capital are each forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The following important factors, among others, could cause actual results or events to differ materially from those expressed in forward-looking statements that may have been made in this document: risks associated with achieving expected synergies and other costs savings; risks associated with the ability to complete the proposed transaction and the timing of the closing of the proposed transaction; risks of litigation or threats of litigation that may increase the cost of completing the transaction or may give rise to unanticipated costs or other uncertainties regarding the same; the ability to successfully integrate our operations and employees following the closing of the proposed transaction; the cyclical and competitive nature of the industries in which we operate; fluctuations in demand for, or supply of, our forest products and real estate offerings; entry of new competitors into our markets; changes in global economic conditions and world events; fluctuations in demand for our products in Asia, and especially China; the uncertainties of potential impacts of climate-related initiatives; the cost and availability of third party logging and trucking services; the geographic concentration of a significant portion of our timberland; our ability to identify, finance and complete timberland acquisitions; changes in environmental laws and regulations regarding timber harvesting, delineation of wetlands, and endangered species, that may restrict or adversely impact our ability to conduct our business, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires, which can adversely affect our timberlands and the production, distribution and availability of our products; interest rate and currency movements; our capacity to incur additional debt; changes in tariffs, taxes or treaties relating to the import and export of our products or those of our competitors; changes in key management and personnel; our ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust and changes in tax laws that could adversely affect beneficial tax treatment; the cyclical nature of the real estate business generally; a delayed or weak recovery in the housing market; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, especially in Florida, which also may be affected by changes in law, policy and political factors beyond our control; unexpected delays in the entry into or closing of real estate transactions; changes in environmental laws and regulations that may restrict or adversely impact our ability to sell or develop properties; the timing of construction and availability of public infrastructure; and the availability of financing for real estate development and mortgage loans; the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Rayonier or Pope Resources; the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction; those additional risks and factors discussed in reports filed with the SEC by Rayonier and Pope Resources from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Rayonier and Pope Resources disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed merger, Rayonier and its subsidiary, Rayonier Operating Partnership LP, will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Rayonier common stock and units representing partnership interests in Rayonier Operating Partnership LP to be issued in connection with the merger. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of Pope Resources seeking their approval of the merger-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAYONIER, POPE RESOURCES AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Rayonier at its website, www.rayonier.com, or from Pope Resources at its website, www.poperesources.com. Documents filed with the SEC by Rayonier will be available free of charge by accessing Rayonier’s website at www.rayonier.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Rayonier at 1 Rayonier Way, Wildlight, FL 32097, and documents filed with the SEC by Pope Resources will be available free of charge by accessing Pope Resources’ website at www.poperesources.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Pope Resources at 19950 Seventh Avenue NE, Suite 200, Poulsbo, WA 98370.

PARTICIPANTS IN THE SOLICITATION

Rayonier and Pope Resources and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pope Resources in respect of the proposed transaction under the rules of the SEC. Information about Pope Resources’ directors and executive officers is available in Pope Resources’ Annual Report on Form 10-K and certain of its Current Reports on Form 8-K. Information about Rayonier’s directors and executive officers is available in Rayonier’s proxy statement dated April 1, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Rayonier or Pope Resources using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Rayonier Contact	Pope Resources Contact
Investors / Media Mark McHugh SVP and CFO (904) 357-9100	Investors / Media Daemon Repp VP and CFO (360) 697-6626

Exhibit 99.2

Rayonier
More than trees

POPE RESOURCES ACQUISITION

JANUARY 2020

January 2020 Pope resources acquisition Exhibit 99.2

Forward-Looking Statements Forward-Looking Statements - Certain statements in this presentation regarding anticipated financial outcomes including Rayonier’s earnings guidance, if any, business and market conditions, outlook, expected dividend rate, Rayonier’s business strategies, including expected harvest schedules, timberland acquisitions, sales of non-strategic timberlands, the anticipated benefits of Rayonier’s business strategies, and other similar statements relating to Rayonier’s future events, developments or financial or operational performance or results, are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and other federal securities laws. These forward-looking statements are identified by the use of words such as “may,” “will,” “should,” “expect,” “estimate,” “believe,” “intend,” “project,” “anticipate” and other similar language. However, the absence of these or similar words or expressions does not mean that a statement is not forward-looking. While management believes that these forward-looking statements are reasonable when made, forward-looking statements are not guarantees of future performance or events and undue reliance should not be placed on these statements. The following important factors, among others, could cause actual results or events to differ materially from those expressed in forward-looking statements that may have been made in this document: the cyclical and competitive nature of the industries in which we operate; fluctuations in demand for, or supply of, our forest products and real estate offerings; entry of new competitors into our markets; changes in global economic conditions and world events; fluctuations in demand for our products in Asia, and especially China; various lawsuits relating to matters arising out of our previously announced internal review and restatement of our consolidated financial statements; the uncertainties of potential impacts of climate-related initiatives; the cost and availability of third party logging and trucking services; the geographic concentration of a significant portion of our timberland; our ability to identify, finance and complete timberland acquisitions; changes in environmental laws and regulations regarding timber harvesting, delineation of wetlands, and endangered species, that may restrict or adversely impact our ability to conduct our business, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires, which can adversely affect our timberlands and the production, distribution and availability of our products; interest rate and currency movements; our capacity to incur additional debt; changes in tariffs, taxes or treaties relating to the import and export of our products or those of our competitors; changes in key management and personnel; our ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust (“REIT”) and changes in tax laws that could adversely affect beneficial tax treatment; the cyclical nature of the real estate business generally; a delayed or weak recovery in the housing market; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, especially in Florida, which also may be affected by changes in law, policy and political factors beyond our control; unexpected delays in the entry into or closing of real estate transactions; changes in environmental laws and regulations that may restrict or adversely impact our ability to sell or develop properties; the timing of construction and availability of public infrastructure; and the availability of financing for real estate development and mortgage loans. For additional factors that could impact future results, please see Item 1A - Risk Factors in the Company’s most recent Annual Report on Form 10-K and similar discussion included in other reports that we subsequently file with the Securities and Exchange Commission (“SEC”). Forward-looking statements are only as of the date they are made, and the Company undertakes no duty to update its forward-looking statements except as required by law. You are advised, however, to review any further disclosures we make on related subjects in our subsequent reports filed with the SEC. Non-GAAP Financial Measures - To supplement Rayonier’s financial statements presented in accordance with generally accepted accounting principles in the United States (“GAAP”), Rayonier uses certain non-GAAP measures, including “cash available for distribution,” and “Adjusted EBITDA,” which are defined and further explained in this communication. Reconciliation of such measures to the nearest GAAP measures can also be found in this communication. Rayonier’s definitions of these non-GAAP measures may differ from similarly titled measures used by others. These non-GAAP measures should be considered supplemental to, and not a substitute for, financial information prepared in accordance with GAAP.

Forward-Looking Statements (continued) Important Additional Information and Where to Find It - In connection with the proposed merger, Rayonier and its subsidiary, Rayonier Operating Partnership LP, will file with the SEC a registration statement on Form S-4 to register the shares of Rayonier common stock and units representing partnership interests in Rayonier Operating Partnership LP to be issued in connection with the merger. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of Pope Resources seeking their approval of the merger-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAYONIER, POPE RESOURCES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Rayonier at its website, www.rayonier.com, or from Pope Resources at its website, www.poperesources.com. Documents filed with the SEC by Rayonier will be available free of charge by accessing Rayonier’s website at www.rayonier.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Rayonier at 1 Rayonier Way, Wildlight, FL 32097, and documents filed with the SEC by Pope Resources will be available free of charge by accessing Pope Resources’ website at www.poperesources.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Pope Resources at 19950 Seventh Avenue NE, Suite 200, Poulsbo, WA 98370. Participants in the Solicitation - Rayonier and Pope Resources and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pope Resources in respect of the proposed transaction under the rules of the SEC. Information about Pope Resources’ directors and executive officers is available in Pope Resources’ Annual Report on Form 10-K and certain of its Current Reports on Form 8-K. Information about Rayonier’s directors and executive officers is available in Rayonier’s proxy statement dated April 1, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Rayonier or Pope Resources using the sources indicated above. No Offer or Solicitation - This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Rayonier to Acquire Pope Resources (1) Includes approx. 6,000 acres representing long-term timber deeds, timber reservations from prior land sales, and lands located within real estate project areas. “Look-through” represents pro-rata ownership of the funds. Excludes transaction costs and costs required to achieve synergies. * Non-GAAP measure (see Appendix for definitions). Significantly expands the scale of Rayonier’s Pacific Northwest timberland portfolio Adds 125k(1) acres of fee ownership Increases PNW sustainable yield by 57 MMBF Significantly improves quality of Rayonier’s Pacific Northwest portfolio Increases proportion of Douglas-fir merchantable inventory from 60% to 68% Increases proportion of ground-based logging, with significantly lower operating costs Improves geographic and log market diversity Adds 17k “look-through”(2) acres from timber fund business Opportunity to leverage regional expertise in silvicultural practices, log marketing and logistics Enhances pipeline of value-added HBU and real estate development opportunities Financial Benefits Strategic Benefits Expected synergies of $5 million(3) annually Reduction of overhead expenses Elimination of redundant public company costs Improves PNW cash flow per acre due to strong markets, favorable species mix and lower operating costs Expected five-year average annual financial impact: Adjusted EBITDA*: +$38 million CAD*: +$25 million Expected to be accretive to CAD* / share in first full year(3) Limits incremental leverage with minimum equity consideration of 70% Opportunity to reduce debt through portfolio optimization / large dispositions UPREIT structure offers tax deferral option for Pope unitholders and facilitates future timberland acquisition opportunities for Rayonier + = Stronger Company

Summary of Transaction & Key Terms (1)Based on Pope Resources units outstanding of 4.367 million (as of 1/14/20) and net debt of $91.5 million (as of 9/30/19). Assumes 70% of units are exchanged for equity consideration and 30% of units are exchanged for cash consideration. Rayonier value per share / OP unit based on 10-day VWAP of $32.51 (as of 1/14/20). Structure Acquisition by merger Structured as UPREIT to allow Pope unitholders to elect OP units to defer capital gain Consideration Each limited partnership unit of Pope Resources will be converted into: 3.929 common shares of Rayonier; 3.929 units of Rayonier Operating Partnership LP; or $125 in cash General partner entities of Pope Resources will be acquired for $10 million cash Proration Mechanism Elections subject to proration to ensure that aggregate consideration issued in the merger would be equal to amounts issued as if every Pope Resources unit received 2.751 Rayonier common shares or Rayonier operating partnership units and $37.50 in cash If elections for Rayonier common shares and operating partnership units (collectively) are oversubscribed, then Rayonier may in its discretion increase the amount of equity (and decrease the amount of cash) in the transaction Implied Valuation Limited partnership equity:$554 million (or $126.91 per unit)(1) Total partnership equity:$564 million (including GP consideration)(1) Total enterprise value:$656 million (net debt of $91.5 million)(1) Timing & Approvals Pope unitholder vote required to approve transaction (majority of outstanding units) Other customary closing conditions, including regulatory approval Expected to close in mid-2020 Transaction Support Transaction unanimously approved by boards of directors of both companies as well as the special committee of Pope’s board composed solely of independent directors Unitholders affiliated with general partner entities, representing 16% of outstanding units, have entered into voting agreements to vote in favor of the merger Capital Structure Cash consideration limited to 30% of Pope limited partnership units (or $164 million) to preserve balance sheet and capital allocation flexibility Rayonier remains committed to maintaining investment grade credit rating

Pope Resources – Company Overview (1) Includes approx. 6,000 acres representing long-term timber deeds, timber reservations from prior land sales, and lands located within real estate project areas. (2)Pope partnership / fee timber 35+ year old merchantable volume projected as of 12/31/2019. Based on most recent third-party appraised values. Pie chart excludes corporate segment expenses of ($9.0mm). Funds Timber based on consolidated results as reported. * Non-GAAP measure (See Appendix for definitions and reconciliation.) 125k acres(1) in western WA Highly productive timberlands located in strong and diverse log markets Sustainable yield of 57 MMBF annually Proportion of Douglas-fir merchantable volume 83%(2) Enterprise value implies average fee timberland value of ~$4,200/acre Partnership Timberland Fund Mgmt. / Co-Investment Real Estate / HBU Indicative Enterprise Value Breakdown Q3 2019 LTM Adjusted EBITDA* Breakdown(4) Three funds managed by Olympic Resource Mgmt., a Pope subsidiary 141k acres in the Pacific Northwest Current AUM of $545 million(3) Weighted-avg. co-investment of 12% equates to 17k “look-through” acres Pro-rata appraised value of $65 million (or $59 million, net of fund debt) Five development projects in the Seattle MSA (west Puget Sound area) Strong pipeline of conservation easement and rural land sales driven by proximity to Seattle MSA Strong track record of adding value to timberland portfolio Q3 2019 LTM $34.9 Million Consolidated Funds EBITDA

Pope Timberlands Complement Existing PNW Ownership

Western Washington and NW Oregon Ownership

Seattle Metro Area
Olympia
Washington
Portland Metro Area
Oregon
Pope Fee Timberland
Pope Fund Timberland
Rayonier Timberland
0 5 10 Miles
N

SW Oregon and Northern California Ownership

Eugene
Coos Bay
Oregon
Medford
California
Eureka
Redding
Pope Fund Timberland
Rayonier Timberland
0 5 10 Miles
N

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Investor Presentation | January 2020
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Pope Timberlands Complement Existing PNW Ownership Western Washington and NW Oregon Ownership Pope Resources’ timberlands are in strong and diverse log markets that overlap with Rayonier’s existing customer base, providing scale benefits and operational efficiencies. SW Oregon and Northern California Ownership

Pope Timberlands Significantly Enhance Rayonier Portfolio

Pro Forma Sustainable Yield (1)

(MMBF / year)
300
250
200
150
100
50
–
178
57
235
Rayonier
Pope
Combined

Acres and % by Age-Class (2)

(000 Acres)
70
60
50
40
30
20
10
–
Rayonier
Pope
0-4
5-9
10-14
15-19
20-24
25-29
30-34
35+

	0-4	5-9	10-14	15-19	20-24	25-29	30-34	35+
RYN	12%	14%	15%	11%	8%	10%	16%	15%
POPE	14%	8%	10%	10%	14%	7%	16%	21%

% Productive Forest

Rayonier
78%
Pope
83%
Combined
79%
65%
70%
75%
80%
85%
90%

Merchantable Volume Species Mix (2)

Rayonier
60%
26%
Pope
83%
8%
Combined
68%
20%
–
20%
40%
60%
80%
100%
Douglas-fir
Hemlock
Other Conifer
Cedar
Hardwood

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Investor Presentation | January 2020
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RYN 12% 14% 15% 11% 8% 10% 16% 15% POPE 14% 8% 10% 10% 14% 7% 16% 21% Pope Timberlands Significantly Enhance Rayonier Portfolio Pro Forma Sustainable Yield (1) Pope Resources’ partnership timberland complements Rayonier’s existing age-class distribution and materially upgrades the quality of our Pacific Northwest portfolio. See definition of sustainable yield in Rayonier’s most recent Form 10-K. Rayonier age class and 35+ year old merchantable volume projected as of 09/30/19. Pope age class and 35+ year old merchantable volume represents partnership / fee timber only and is projected as of 12/31/19. Merchantable Volume Species Mix (2) % Productive Forest Acres and % by Age-Class (2) (000 Acres) (MMBF / year) 178 57 235

Pope Timberlands Generate Strong EBITDA vs. Peers

Northwest EBITDA* / Ton

($ per ton harvested)
$60
$50
$40
$30
$20
$10
–
2012 2013 2014 2015 2016 2017 2018
RYN
WY
Pope

Northwest Rate of Harvest

(tons per acre per year)
6.0
5.0
4.0
3.0
2.0
1.0
–
2012 2013 2014 2015 2016 2017 2018
RYN
WY
Pope

Northwest EBITDA* / Acre

($ per acre)
$250
$200
$150
$100
$50
–
2012 2013 2014 2015 2016 2017 2018
RYN
WY
Pope

Rayonier
Investor Presentation | January 2020
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Pope Timberlands Generate Strong EBITDA vs. Peers Northwest EBITDA* / Ton Pope Resources’ timberlands generate strong EBITDA* per ton and EBITDA* per acre, driven by an older age-class distribution, favorable species mix, lower logging costs and strong non-timber income. Source:WY EBITDA based on historical public filings, excludes PCL contribution in 2012 – 2015; Pope EBITDA based on historical public filings. Volume and acreage data for all peers based on historical public filings; assumes 8.0 tons per MBF for Pope. * Non-GAAP measure (see Appendix for definitions and RYN reconciliations). Northwest Rate of Harvest Northwest EBITDA* / Acre ($ per ton harvested) (tons per acre per year) ($ per acre)

Overview of Pope Fund Business & Co-Investment

Fund Business Overview

Asset Overview by Fund

($ in millions)	Fund II	Fund III	Fund IV	Total
Pope Co-investment	19.5%	5.0%	15.0%	12.1%
Acreage (in 000s)				
Washington	12.8	24.8	33.4	70.9
Oregon	18.1	12.9	20.0	50.9
California	–	18.9	–	18.9
Total	30.8	56.6	53.3	140.7
Capital Invested	$92.6	$211.1	$166.8	$470.4
(–) Assets Sold	(26.7)	–	–	(26.7)
Net Capital Invested	$65.9	$211.1	$166.8	$443.7
Appraised Value	NA	NA	NA	$545.4
Fund Debt	25.0	32.4	–	57.4

(1) Source: Pope Resources May 2019 Investor Presentation.

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Investor Presentation | January 2020
9

Overview of Pope Fund Business & Co-Investment (1) Source: Pope Resources May 2019 Investor Presentation. Three separate funds comprising 141,000 total acres Current AUM of $545 million based on most recent third-party appraisals Implied value of Pope co-investment: $59 million (net of fund debt) Attractive fund management business: Annual management fee revenue of $4 million Accrued carried interest incentive fee of $12 million (1) Strong track record of raising capital from institutional investors Funds organized to operate for specific term following drawdown period Pope has discretion over investment and disposition timing within fund life Fund Business Overview Asset Overview by Fund

Overview of Pope Real Estate Development Business

Pope Real Estate Portfolio Location Map

Port Gamble
5
Kingston
4
Poulsbo - Corporate HQ
3
Bainbridge
2
Bremerton
Gig Harbor
1
Seattle Metro Area
Pope Real Estate
Pope Fee Timberlands
Auto Ferry
Foot-only Ferry
0
2.5
5 Miles

Active and Planned Real Estate Projects

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Investor Presentation | January 2020
10

Overview of Pope Real Estate Development Business Pope Resources’ real estate portfolio is well-positioned to capitalize on Seattle’s growing population, job and housing markets. 1 2 4 5 3 Pope Real Estate Portfolio Location Map Gig Harbor – Successful mixed-use community in final stages of development; remaining parcel is an 18.5-acre commercial property. Bremerton – approx. 8-acre business park. Bainbridge – JV partner in multi-family apartment and townhome project. Kingston – Planned 751-unit residential community in Kingston; anticipating 2021-22 launch. Port Gamble – company-owned town and prior mill site; future plans for mixed-use development project. Active and Planned Real Estate Projects Pope has 67k acres within a 2-hour drive of downtown Seattle, one of the fastest growing job and housing markets in the U.S. New foot-only ferry allows greater connectivity to Seattle, thereby increasing accessibility. Conservation easement and rural HBU opportunities provide upside with minimal incremental capital.

Appendix

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Investor Presentation | January 2020
11

Appendix

Overview of UPREIT Structure Substantially all of the assets of the REIT are owned through an operating partnership (OP) UPREIT allows Pope unitholders to transfer interests to the REIT without current taxation OP Units can be converted to cash or REIT shares (at Rayonier’s option), subject to certain restrictions, including 60-day notice period OP Units receive the same distribution per unit as dividends paid on REIT common stock UPREIT facilitates future acquisition opportunities for Rayonier Timberland owners can transfer either their interests in an existing partnership or their properties to the OP on a tax-deferred basis. UPREIT Overview The UPREIT structure will allow Pope Resources unitholders to defer capital gain recognition on units exchanged for operating partnership units. Pro Forma Organizational Structure Public Shareholders (including Legacy POPE Unitholders) REIT Operating Partnership Asset Owning LLCs MLP TRS Legacy POPE Unitholders Legend REIT or C-Corp Partnership Disregarded Entity

Definitions of Non-GAAP Measures Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization, the non-cash cost of land and improved development, non-operating income and expense, costs related to shareholder litigation, the gain on foreign currency derivatives, Large Dispositions, internal review and restatement costs, costs related to spin-off of the Performance Fibers business, the gain related to the consolidation of the New Zealand joint venture and discontinued operations. Adjusted EBITDA is a non-GAAP measure that management uses to make strategic decisions about the business and that investors can use to evaluate the operational performance of the assets under management. It removes the impact of specific items that management believes do not directly reflect the core business operations on an ongoing basis. Adjusted EBITDA for the expected five-year average annual financial impact is calculated on a “look-through” basis, which combines the Partnership’s Timber and its 20%, 5%, and 15% ownership interests in Fund II, Fund III, and Fund IV, respectively. EBITDA by segment is calculated as operating income less depreciation, depletion, amortization and specific items that are not indicative of ongoing operating results. EBITDA by segment for Rayonier is equal to Adjusted EBITDA. Large Dispositions are defined as transactions involving the sale of timberland that exceed $20 million in size and do not have a demonstrable premium relative to timberland value. Cash Available for Distribution (CAD) is defined as cash provided by operating activities adjusted for capital spending (excluding timberland acquisitions and real estate development investments) and working capital and other balance sheet changes. CAD is a non-GAAP measure that management uses to measure cash generated during a period that is available for common stock dividends, distributions to the New Zealand minority shareholder, repurchase of the Company's common shares, debt reduction, strategic acquisitions and real estate development investments. CAD is not necessarily indicative of the CAD that may be generated in future periods. Last twelve months (LTM) Adjusted EBITDA is a non-GAAP financial measure and is calculated as operating income less depreciation, depletion, amortization, the non-cash cost of land and specific items that are not indicative of ongoing operating results. For purposes of this calculation LTM Adjusted EBITDA is used as an indicator of performance over the most recent twelve months.

Non-GAAP Measures* Reconciliation of Pacific Northwest Segment Operating Income (Loss) to EBITDA (1) Non-GAAP measure (See Appendix for Definition). *Rayonier has presented forward-looking statements regarding Adjusted EBITDA and Cash Available for Distribution (CAD). These non-GAAP financial measures are derived by excluding certain amounts, expenses or income from the corresponding financial measures determined in accordance with GAAP. The determination of the amounts that are excluded from these non-GAAP financial measures is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts recognized in a given period. We are unable to present a quantitative reconciliation of forward-looking Adjusted EBITDA and CAD to their most directly comparable forward-looking GAAP financial measures because such information is not available, and management cannot reliably predict all of the necessary components of such GAAP measures without unreasonable effort or expense.  In addition, we believe such reconciliations would imply a degree of precision that would be confusing or misleading to investors. These non-GAAP financial measures are preliminary estimates and are subject to risks and uncertainties, including, among others, changes in connection with quarter-end and year-end adjustments. Any variation between the company’s actual results and forward-looking financial data set forth above may be material. Reconciliation of Q3 2019 LTM Adjusted EBITDA ($ in millions) 2012 2013 2014 2015 2016 2017 2018 Operating Income $20.6 $32.7 $29.5 $6.9 ($4.0) $1.1 $8.1 Depreciation, depletion & amortization 22.2 21.4 21.3 14.8 25.2 32.0 32.8 EBITDA (1) $42.8 $54.1 $50.8 $21.7 $21.2 $33.1 $40.9 ($ in millions) Partnership Timber Funds Timber Funds Mgmt. Real Estate Other Total Operating Income $18.9 ($9.4) $0.4 ($2.5) ($9.1) ($1.7) Depreciation, depletion & amortization 5.5 21.7 0.1 0.3 0.1 27.7 Non-cash cost of land and improved development - - - 8.9 - 8.9 Adjusted EBITDA (1) $24.4 $12.3 $0.5 $6.7 ($9.0) $34.9